Exhibit 99.1

Blanket Mine

15 December 2017

Caledonia Mining Corporation

Effective Date:
31 August2017

NI 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe	i

DATE AND SIGNATURE PAGE

This Report titled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” was prepared on behalf of Caledonia Mining Corporation Plc. The Report is compliant with National Instrument 43-101 and Form 43-101 F1. The effective date of this Report is 31 August 2017.

The Qualified Person responsible for this Report is Mr. Dana Roets and signed:-

_________________________________________________

D ROETS B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA CHIEF OPERATING OFFICER, Caledonia Mining South Africa Proprietary Limited

Signed at Roodepoort, Gauteng, South Africa, on 15 December 2017.

CALEDONIA MINING CORPORATION PLC

NI 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe	ii

Contributing AUTHORS

PA Matthews (Mineral Resource Manager, Caledonia Mining South Africa (Pty) Ltd) BSc (Geol.), Pr.Sci.Nat., MAIG	JW Knight (Senior Process Engineer, Minxcon (Pty) Ltd) B Eng (Chem.), B Eng Hons (MOT), Pr.Eng., MSAIMM

MF Breed (Senior Mining Engineer, Minxcon (Pty) Ltd) B Eng (Min.), M Eng (Proj. Man.), MMC, Pr.Eng., MSAIMM	M Antoniades (Geologist, Minxcon (Pty) Ltd) BSc Hons (Geol.), Cand.Sci.Nat., MGSSA

J Scholtz (Mining Engineer & Valuator, Minxcon (Pty) Ltd) B Eng Hons (Min.)	FJ Visser (Mechanical Engineer, Minxcon (Pty) Ltd) B Eng (Min.), GCC

Review

U Engelmann (Director, Minxcon (Pty) Ltd) BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA	NJ Odendaal (Director, Minxcon (Pty) Ltd) BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA

D van Heerden (Director, Minxcon (Pty) Ltd) B Eng (Min.), MCom (Bus. Admin.), MMC, Pr.Eng., FSAIMM, AMMSA

CALEDONIA MINING CORPORATION PLC

NI 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe	i

INFORMATION RISK

This Report was prepared by Minxcon (Pty) Ltd (“Minxcon”). In the preparation of the Report, Minxcon utilised information relating to operational methods and expectations provided to them by various sources. Where possible, Minxcon has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with the requirements of the NI 43-101 and Form 43-101 F1. Minxcon and its directors accept no liability for any losses arising from reliance upon the information presented in this Report. The authors of this report are not qualified to provide extensive commentary on legal issues associated with rights to the mineral properties and relied on the information provided to them by the issuer. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal aspects of this document.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of any operating entity.

CALEDONIA MINING CORPORATION PLC

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CALEDONIA MINING CORPORATION PLC

NI43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe	iii

AR Orebodies	35
AR Main	35
AR South	35
Eroica	36
Lima	36
Item 8 – Deposit Types	37
Item 8 (a) - Disseminated Sulphide Replacement Reefs	37
Item 8 (b) - Quartz-Filled Reefs and Shears	37
Item 8 (c) - Mineralisation	38
Item 9 – Exploration and Evaluation Methodology	39
Item 9 (a) - Exploration Drilling	39
Item 9 (b) - Evaluation Drilling	41
Item 9 (c) - Channel Sampling and Sludges	42
Item 10 – Sample Preparation, Analyses, Quality Assurance and quality control	44
Item 10 (a) – Sample Preparation and Analysis Procedures	44
Item 10 (b) – Quality Assurance and Quality Control	44
Sample Preparation	44
Assessment of Results	45
Resubmission to an Accredited Laboratory	48
Storage of Pulps	49
Storage of Coarse Rejects	49
Item 10 (c) – Adequacy of Sample Preparation	49
Item 11 – Data Verification, Interpretation of Data	51
Item 11 (a) – Data Verification Procedures	51
Item 11 (b) – Adequacy of Data	52
Manual Interpretation for Active Areas	53
Digital Interpretation	54
Blanket Section Modelling Above 22 Level	55
Validation of Exploration Drilling Information	56
Blanket Section Modelling Below 22 Level	57
Item 12 – Mineral Processing and Metallurgical Testing	59
Item 12 (a) – Nature and Extent of Testing and Analytical Procedures	59
Item 12 (b) – Basis of Assumptions Regarding Recovery Estimates	59
Item 12 (c) – Representativeness of Samples	59
Item 12 (d) – Deleterious Elements for Extraction	59
Item 13 – Mineral Resource Estimates	60
Item 13 (a) – Assumptions, Parameters and Methods Used for Manual Resource Estimates	60
Manual Estimation Methodology	60
Inferred Mineral Resources	65
Indicated Mineral Resources	66
Measured Mineral Resources	66
Assumptions, Parameters and Methods Used for Digital Resource Estimates	66
Mineral Resource for Blanket Underground Operations	69
Manual versus Digital Mineral Resources Split	70
Significant Material Changes in Mineral Resources	71
Item 13 (b) – Disclosure Requirements for Resources	72
Item 13 (c) – Individual Grade of Metals	72
Item 13 (d) – Factors Affecting Resource Estimates	72
Item 14 – Mineral Reserve Estimates	73
Item 14 (a) - Key Assumptions, Parameters and Methods	73

CALEDONIA MINING CORPORATION PLC

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Life of Mine Planning	73
Modifying Factors	75
Life of Mine Plan	76
Resource to Reserve Conversion	78
Mineral Reserve	79
Mineral Reserve Reconciliation	79
Balance of Mineral Resources	80
Item 14 (b) - Mineral Reserve Reconciliation - Compliance with Disclosure Requirements	80
Item 14 (c) - Multiple Commodity Reserve (Prill Ratio)	80
Item 14 (d) - Factors Affecting Mineral Reserve Estimation	80
Item 15 – Mining Methods	81
Item 15 (a) – Parameters Relevant to Mine Design	81
Orebody Description	81
Mine Layout	81
Mining Strategy	82
Mining Access	82
Mining Methods	84
Ventilation Layout	85
Rock Engineering	87
Item 15 (b) – Production Rates, Expected Mine Life, Mining Unit Dimensions, and Mining Dilution	87
Production Rates	87
Expected Mine Life	87
Mining Unit Dimensions	87
Mining Dilution	88
Item 15 (c) – Requirements for Stripping, Underground Development and Backfilling	88
Underground Development	88
Backfilling	89
Item 15 (d) – Required Mining Fleet and Machinery	89
Item 16 - Recovery Methods	90
Item 16 (a) - Flow Sheets and Process Recovery Methods	90
Item 16 (b) - Operating Results Relating to Gold Recovery	92
Item 16 (c) - Plant Design and Equipment Characteristics	93
Item 16 (d) – Current Requirements for Reagents and labour	97
Labour Requirements	97
Reagents and Consumables	98
Item 17 – Project Infrastructure	99
Item 17 (a) - Mine Layout and Operations	99
Jethro Shaft	100
5 Winze (Sub-Shaft)	100
6 Winze (Sub-Shaft)	100
Blanket Shaft (4 Shaft)	100
Item 17 (b) - Infrastructure	101
Surface Infrastructure	101
Underground Infrastructure	103
Dewatering	107
Item 17 (c) - Services	108
Power Supply and Reticulation	108
Water Supply and Reticulation	109
Ventilation	110
Compressed Air	110

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Item 18 – Market Studies and Contracts	111
Item 18 (a) – Market Studies and Commodity Market Assessment	111
Gold Commodity Overview	111
Gold Resources	111
Gold Reserves	112
Gold Supply and Demand Fundamentals	112
Gold Demand	115
Central Banks	117
Currency	119
US Inflation and Interest Rates	120
Gold Pricing	121
Gold Outlook	122
Item 18 (b) – Contracts	123
Item 19 – Environmental Studies, Permitting and Social or Community Impact	124
Item 19 (a) – Relevant Environmental Issues and Results of Studies Done	124
Item 19 (b) – Waste Disposal, Site Monitoring and Water Management	124
Item 19 (c) - Permit Requirements	125
Item 19 (d) – Social and Community-Related Requirements	125
Item 19 (e) – Mine Closure Costs and Requirements	126
Item 20 – Capital and Operating Costs	127
Item 20 (a) – Capital Costs	127
Mining Capital Cost	127
Processing Capital Cost	129
Item 20 (b) – Operating Cost	129
Item 21 – Economic Analysis	134
Valuation Date	134
Reasonableness Test	134
Valuation Approaches and Methods	134
Methodology Justification	135
Item 21 (a) - Principal Assumptions	135
Basis of Valuation of the Mining Assets	136
Macro-Economic Forecasts	136
Working Capital	136
Recoveries	136
Discount Rate	137
Beta	137
Item 21 (b) - Cash Flow Forecast	138
Discounted Cash Flow	138
Item 21 (c) - Net Present Value	141
Item 21 (d) - Regulatory Items	141
Corporate Taxes	141
Export Incentive	142
Item 21 (e) - Sensitivity Analysis	142
Item 22 - Adjacent Properties	145
Item 22 (a) – Public Domain Information	145
Item 22 (b) – Sources of Information	145
Item 22 (c) – Verification of Information	146
Item 22 (d) – Applicability of Adjacent Property’s Mineral Deposit to Project	146
Item 22 (e) – Historical Estimates of Mineral Resources or Mineral Reserves	146

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Item 23 – Other Relevant Data and Information	147
Item 23 (a) - Upside Potential	147
Study Status	147
Target Area	147
PEA Production	149
Processing	150
Valuation Approach	150
Saleable Product	151
PEA Infrastructure	151
PEA Capital Estimation Summary	152
PEA Operating Costs	153
Valuation	155
Monte Carlo	155
PEA Cash Flows	156
PEA Sensitivity Analysis	157
Item 24 – Interpretation and Conclusions	160
Item 25 – Recommendations	162
Item 26 – References	164
Glossary of Terms	167
Appendix	172

FIGURES

Figure 1: General Location of Blanket Mine	20
Figure 2: Location of Blanket Mineral Rights	22
Figure 3: Ownership Structure	23
Figure 4: Gwanda Average Temperatures	26
Figure 5: Gwanda Average Monthly Precipitation	26
Figure 6: General Location and Infrastructure	27
Figure 7: Blanket Mine Historical Production Statistics (1906 to 2016)	30
Figure 8: Blanket Historical Production	30
Figure 9: Zimbabwe Craton Relative to Other Cratons	31
Figure 10: Regional Geology of the Gwanda Greenstone Belt	32
Figure 11: Stratigraphic Column of the Blanket Mine Area	33
Figure 12: Local Geology of Blanket Mine	34
Figure 13: Blanket Mine Longitudinal Projection Showing Production Areas	34
Figure 14: Long Section View with Current Drill Coverage	40
Figure 15: Chip Sampling, Sludge Sampling and Evaluation Holes in Eroica Development	43
Figure 16: Results for Blanks for 2017 Third Quarter	46
Figure 17: Results for Standard AMIS 335 for 2017 Third Quarter	47
Figure 18: Results for Standard AMIS 221 for 2017 Third Quarter	47
Figure 19: Results for Duplicates for 2017 Third Quarter	48
Figure 20: Comparison of Blanket Assays with Performance Laboratory Check Assays	49
Figure 21: Development Assay Plans	52
Figure 22: Example of a Vertical Projection Using the Chip Sampling to Delineate the Payable Mineral Deposit	54
Figure 23: 3D Model for Orebodies from Surface to 22 Level (including 2 Orebody to 26 Level)	56
Figure 24: Blanket Section Orebodies Modelled below 18 Level. Transparent Surface is Wenlock Fault	58
Figure 25: Cumulative Plot with Top-cut Annotation for Eroica	61
Figure 26: Cumulative Plot with Top-cut Annotation for AR Main	61

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Figure 27: Cumulative Plot with Top-cut Annotation for AR South	62
Figure 28: Cumulative Plot with Top-cut Annotation for Blanket 2 Orebody	62
Figure 29: Resource Block Evaluation Sheet on AR South Mineral Deposit	64
Figure 30: Resource Block Summary (note that Sample Width has m and not cm units – affects other units)	65
Figure 31: Mineral Resources as at 31 August 2017 in Long Section with Drill Intersection Pierce Points	70
Figure 32: Long Section showing Make Up of Digitally and Manually Estimated Resources	71
Figure 33: Mining Areas	74
Figure 34: 2018 Budget Stoping Areas (Extracts from Life of Mine showing Detailed Planning)	77
Figure 35: Production Profile	78
Figure 36: Resource to Reserve Calculation	79
Figure 37: Current Infrastructure	82
Figure 38: Current Shaft Infrastructure – Men, Material & Rock Flow	83
Figure 39: Planned Infrastructure – Men, Material & Rock Flow	83
Figure 40: Stoping Layout – Section View (Conventional)	84
Figure 41: Stoping Layout – Wide Orebodies	85
Figure 42: Current Ventilation Layout	86
Figure 43: Life of Mine Development Profile	89
Figure 44: Process Flow Schematic – Comminution Circuits	91
Figure 45: Historic Milled Tonnes and Head Grade from January 2016 to September 2017	92
Figure 46: Historic Recoveries and Gold Production from January 2016 to September 2017	93
Figure 47: Cone Crusher	94
Figure 48: Cone Crushers	94
Figure 49: Rod Mills	95
Figure 50: CIL Circuit	95
Figure 51: Elution and Electrowinning Vessels	96
Figure 52: General Location and Infrastructure	99
Figure 53: Current Shaft Infrastructure	100
Figure 54: No 4 Shaft Headgear and Winder Room	101
Figure 55: Surface Infrastructure Arrangement	102
Figure 56: CMS Surface Infrastructure and General Arrangement	103
Figure 57: CMS Arrangement Below 22 Level	104
Figure 58: CMS Load and Pump Level Layout	105
Figure 59: CMS Layout Complete with Conveyances and Service Infrastructure	106
Figure 60: Diesel Genset Unit and Genset Shed	108
Figure 61: Top 10 Countries by Total Gold Resource Ounces and the Number of Deposits	112
Figure 62: Gold Supply	113
Figure 63: Recycled Gold and Price Relationship	115
Figure 64: Global Demand for Gold	116
Figure 65: Central Bank Annual Net Sales and Purchases	118
Figure 66: Gold Price versus Trade Weighted U.S. Dollar Index	120
Figure 67: Gold Price versus Real USD Rate	121
Figure 68: Gold Yearly Prices	122
Figure 69: Capital Schedule Based on Mineral Reserves (PFS)	127
Figure 70: Capital Schedule Based on Mineral Resources (PEA)	128
Figure 71: Detailed CMS Capital Schedule	129
Figure 72: Life of Mine Operating Cost (USD/ t milled)	130
Figure 73: Fully-Allocated Costs vs. Gold Price	132
Figure 74: Fully-Allocated Cost Margin per Year	133
Figure 75: Saleable Product	138

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Figure 76: Annual and Cumulative Cash Flow	139
Figure 77: Project Sensitivity (NPV8.45%)	143
Figure 78: Adjacent Properties	145
Figure 79: PEA Mining Areas	148
Figure 80: Production Profile	149
Figure 81: Development Profile	150
Figure 82: Saleable Product	151
Figure 83: PEA Expansion Project Capital Scheduling	153
Figure 84: PEA Study Capital Schedule	153
Figure 85: PEA Fully-Allocated Costs vs. Gold Price	155
Figure 86: Monte Carlo LoM Summary Report	156
Figure 87: Annual and Cumulative Cash Flow	157
Figure 88: Project Sensitivity (NPV8.45%)	158

TABLES

Table 1: Historical Mineral Resources as at August 2014 as Verified by Minxcon	28
Table 2: Mineral Resources as at December 2016	29
Table 3: Historical Mineral Reserves as at October 2014	29
Table 4: Exploration Drilling Number of Holes and Metres by Chamber	39
Table 5: Internal Waste Criteria	57
Table 6: Top-cut Assays for Blanket Mine Orebodies	63
Table 7: Statistics for Assays Before and After Capping	63
Table 8: Summary of Information used for the Digital Resource Estimate	67
Table 9: Block Model Parameters	67
Table 10: Digital Mineral Resource Estimate Search Parameters	68
Table 11: Digital Mineral Resource Estimate Search Parameters	68
Table 12: Results for Individual Orebodies Calculated Digitally	69
Table 13: Mineral Resources as at 31 August 2017	69
Table 14: Make Up of Resources in terms of Digitally and Manually Estimated	70
Table 15: Changes in Mineral Resources between December 2016 and August 2017	71
Table 16: Planning Pay Limit Calculation	75
Table 17: Mine Call Factor – Historical Data	76
Table 18: Mineral Reserve as at 31 August 2017	79
Table 19: Mineral Reserve Reconciliation	80
Table 20: Balance of Mineral Resources	80
Table 21: Development Advance Rates	87
Table 22: Stoping Production Rate	87
Table 23: Development Dimensions	88
Table 24: Mine Design Criteria – Stoping	88
Table 25: Mining Dilution per Section	88
Table 26: Historic Production from 2016 to September 2017	92
Table 27: Labour Complement for the Plant	97
Table 28: Reagent and Consumable Consumptions	98
Table 29: Underground Rail bound Fleet	107
Table 30: CMS Underground Trackless Fleet	107
Table 31: Mining Section Drilling Machines	107
Table 32: Blanket Complex Pumping Information	108
Table 33: Geographical Gold Deposits - 2013	111

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Table 34: Country Listing of Gold Reserves	112
Table 35: Top 20 Gold Mining Countries	114
Table 36: Top 40 Reported Official Gold Holdings (As at July 2017)	119
Table 37: Gold Price Forecast (Nominal Terms)	122
Table 38: Project Capital Cost Summary (Mineral Reserves - PFS)	127
Table 39: Project Capital Cost Summary (Mineral Resource - PEA)	128
Table 40: Operating Cost Summary (USD/t ore)	129
Table 41: OPEX Summary	131
Table 42: Acceptable Methods of Mineral Project Valuation	134
Table 43: Gold Forecast	136
Table 44: Recovery Percentage	136
Table 45: Nominal Discount Rate Calculation	137
Table 46: Southern African Gold Mining Companies' Beta Values	137
Table 47: Production Breakdown in LoM	138
Table 48: Real Cash Flow	140
Table 49: Project Valuation Summary – Real Terms	141
Table 50: Profitability Ratios	141
Table 51: Input Ranges	141
Table 52: Range of Values	141
Table 53: Sensitivity Analysis of Gold Price and Grade to NPV8.45% (USDm)	144
Table 54: Sensitivity Analysis of Production Costs and Capital to NPV8.45% (USDm)	144
Table 55: PEA Production Breakdown in LoM	151
Table 56: Expansion Project Capital Estimation	152
Table 57: Total Capital Estimation	152
Table 58: PEA OPEX Summary	154
Table 59: PEA Valuation Summary – Real Terms	155
Table 60: PEA Profitability Ratios	155
Table 61: Monte Carlo Input Ranges	156
Table 62: Sensitivity Analysis of Gold Price and Grade to NPV8.45% (USDm)	159
Table 63: Sensitivity Analysis of Production Costs and Capital to NPV8.45% (USDm)	159
Table 64: Glossary of Terms	167

APPENDICES

CALEDONIA MINING CORPORATION PLC

NI43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe	1

Item	1 – Executive Summary

Caledonia Mining Corporation Plc (“Caledonia”) has prepared an in-house Mineral Resource and Mineral Reserve estimate for the Blanket Mine. Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Greenstone Management Services (Pty) Limited (“GMS”) to compile a National Instrument 43-101 (“NI 43-101”) Technical Report on behalf of Blanket Mine (1983) (Pvt) Ltd (“Blanket”) for its parent company, Caledonia.

Caledonia conducted the technical work required and presented herein. The overall Qualified Person responsible for this Report is Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, Caledonia. The Qualified Person responsible for the Mineral Resources is Mr Paul Matthews (BSc (Geol.), Pr.Sci.Nat., MAIG), Mineral Resource Manager, Caledonia Mining South Africa (Pty) Ltd. This Report is compliant with NI 43-101 and Form F1 guidelines and regulations.

The role of Minxcon has been to assist with the compilation of this document utilising the information as supplied by Caledonia in the form of a technical report. Minxcon has not conducted an audit or review of such information, thus this document does not qualify as an independent report.

Caledonia is a Jersey-registered company which is listed on the Toronto Stock Exchange (TSX-CAL), the AIM Market of the London Stock Exchange (LSE−CMCL), and the New York Stock Exchange (NYSE-CMCL). GMS is a subsidiary of Caledonia that employs the South African based management that receives a management fee from Blanket. Following the implementation of indigenisation in September 2012, Caledonia owns 49% of Blanket; the remaining 51% is held by Indigenous Zimbabwean shareholders including Blanket’s employees and management, as well as the community in which Blanket Mine is located. Blanket is incorporated in Zimbabwe and is the owner and operator of the Blanket Mine.

Item	1 (a) – Property Description

The Blanket Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, the country's second largest city, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city. Access to the mine is by an all-weather tarred road from Gwanda, which is linked to the Beitbridge to Bulawayo national highway. Blanket Mine is centred on the general geographic coordinates Latitude 20°52' S, Longitude 28°54' E.

Blanket Mine is a well-established Zimbabwean gold mine, which operates at a depth of approximately 750 m below surface and produced approximately 50,000 ounces of gold in 2016. Blanket also holds brownfield exploration and development projects both on the existing mine area and its 18 satellite properties, which include the GG and Mascot projects that are located 10 km and 33 km from the Blanket Mine, respectively.

The regional location of Blanket is illustrated in the following figure.

CALEDONIA MINING CORPORATION PLC

NI43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe	2

General Location of Blanket Mine

Location of the Blanket Mine
Item	1 (b) – Ownership of the Property

The Indigenisation and Economic Empowerment Act ("The Act"), which was enacted in 2007, requires that 51% of the equity of all commercial enterprises in Zimbabwe must be owned by indigenous Zimbabweans.

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which 51% of Blanket would be sold for a paid transactional value of USD30.09 million. The various transactions were implemented with effect from 5 September 2012 on the following basis:-

•	16% was sold to the National Indigenisation and Economic Empowerment Fund;

•	10% was sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket Mine;

•	15% was sold to identified indigenous Zimbabweans; and

•	10% was donated to the Gwanda Community Share Ownership Trust. Blanket also made a non-refundable donation of USD1.0 million to the Trust as soon as it was established and paid advance dividends of USD4 million before the end of April 2013. The Trust will receive no further dividends from Blanket until the advance dividends have been repaid by the offset of future dividends arising on the Blanket shares that are owned by the Trust.

The Blanket Mine operates under a Special Licence (No. 5030) which was issued under the Mines and Minerals Act of 1961 (Chapter 21:05). The mine’s claims are protected under this Act. The Blanket Mine covers the claims of Jethro, Blanket Section, Feudal, AR, Sheet, Eroica and Lima, comprising a total area of approximately 2,540 ha.

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Ownership Structure

Ownership Structure
Item	1 (c) - Geology and Mineral Deposit

Zimbabwe’s known gold mineralisation occurs in host rocks of the Zimbabwe Craton, which is made up of Archaean rocks. The geology of the Craton is characterised by deformed and metamorphosed rocks which include high-grade metamorphic rocks, gneisses, older granitoids, greenstone belts, intrusive complexes, younger granites and the Great Dyke, which makes up the geology of the Zimbabwe Craton. The Chingezi gneiss, Mashaba tonalite and Shabani gneiss form part of a variety of tonalities and gneisses of varying ages. Three major sequences of slightly younger gold-bearing greenstone belt supracrustal rocks exist:-

•	Older greenstones called the Sebakwian Group, which are mostly metamorphosed to amphibolite facies. They comprise komatiitic and basaltic volcanic rocks, some banded iron formation (“BIF”), as well as clastic sediments.
•	The Lower Bulawayan Group, which comprises basalts, high-Mg basalts, felsic volcanic rocks and mixed chemical and clastic sediments. The Lower Bulawayan Group forms the Belingwe (Mberengwa) greenstones.
•	The Upper Bulawayan (upper greenstones) and Shamvaian groups, which comprise a succession of sedimentary and komatiitic to tholeiitic to calc-alkaline rocks.

Three metamorphic belts surround the Zimbabwe Craton:-

•	Archaean Limpopo Mobile Belt to the south;
•	Magondi Mobile Belt on the north-western margin of the Craton; and
•	Zambezi Mobile Belt to the north and northeast of the Zimbabwe Craton.

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Zimbabwe Craton Relative to Other Cratons

Zimbabwe Craton Relative to Other Cratons
Item	1 (d) - Overview of the Project Geology

The Blanket Mine is situated on the north-western limb of the Archaean Gwanda Greenstone Belt. Several other gold deposits are situated along the same general strike as the mine. Approximately 268 mines operated in this greenstone belt at one stage, however, the Blanket Mine is one of the few remaining operational mines. At Blanket Mine, the rock units strike north−south, and dip to the west (in some areas, southwest).

Item	1 (e) - Local Property Geology

The local geology consists of a basal felsic unit in the east that is not known to be mineralised. It is generally on this lithology that the tailings disposal sites are located. An ultramafic zone that includes the BIFs hosting the eastern dormant cluster and the Mineral Deposits of the nearby Vubachikwe Complex lies to the west of this unit. Active Blanket mineral deposits occur in the immediately overlying mafic unit. A capping of andesite completes the stratigraphic sequence.

CALEDONIA MINING CORPORATION PLC

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Blanket Mine is part of the group of mines that make up the north-western Mining Camp, also called the Sabiwa group of mines. Blanket Mine is a cluster of mines that extend from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima.

Longitudinal Section of Blanket Mine

Blanket Mine Longitudinal Section Showing Production Areas

Dormant old workings include Sabiwa, Jean, Provost, Redwick, Old Lima, and Smiler. The latter group of mines form the northern continuation of the Vubachikwe zone and are hosted by BIFs. The mafic unit which hosts the gold mineralisation is, for the most part, a metabasalt with occasional remnants of pillow basalts. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. A low angle transgressive anastomosing shear zone (up to 500 m wide cutting through the mafic zone) is the locus of the gold ore shoots. The shear zone is characterised by a well-developed fabric and the presence of biotite. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler. The sill does not cause a significant displacement and although it truncates all the ore shoots, there is continuity of mineralisation below the sill. The upper zone comprises massive to pillowed lavas with intercalations of interflow sediments. The rock is a fine-grained massive amphibolite with localised shear planes.

CALEDONIA MINING CORPORATION PLC

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Geology of the Project Area

Geology of the Project Area

The gold deposits are found around a low-angle transgressive shear zone. A simplified stratigraphic column for the Blanket Mine is shown in the following figure.

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Stratigraphic Column

Stratigraphic Column
Item	1 (f) – Status of Exploration

The Blanket Mine is a producing operation. Exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at expanding the knowledge of the ore shoot trends which are being mined, as well as searching for potential additional orebodies. Near-mine exploration takes place on non-producing assets, which have the potential to yield new sources of ore and possibly give rise to new mines.

The mine’s exploration title holdings are in the form of registered mining claims (108 in total) in the Gwanda Greenstone Belt. These claims include a small number under option and cover an area of approximately 2,500 ha. The blocks of claims were pegged as follows:-

•	84 are registered as precious metal (gold) blocks covering 619 ha. Gold or precious metal claims measure 10 ha x 1 ha (10 ha;) and
•	24 claims were pegged and are registered as base metal (Cu, Ni, As) blocks, covering an area of 1,909 ha. Base-metal claims are larger than precious metal blocks.

Item	1 (g) – Mineral Resource and Mineral Reserve Estimates

The following table reflects the Mineral Resource Statement for Blanket Mine as at August 2017. Mineral Resources are inclusive of Mineral Reserves. The Mineral Reserves have been declared separately, as determined by the Mineral Reserve Life of Mine plan (“Reserve LoM Plan”).

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Mineral Resource Statement as at 31 August 2017

Mineral Resource Category	Tonnes	Grade	Gold Content	Gold Content
	t	Au g/t	kg	ounces
Measured	1,809,800	3.90	7,049	226,600
Indicated	3,811,400	3.98	15,174	487,800
Total Measured and Indicated	5,621,200	3.95	22,223	714,500
Inferred *	5,527,000	4.99	27,603	887,000

Notes:

1.	Tonnes are in situ.
2.	All figures are in metric tonnes.
3.	Mineral Reserves are included in the Mineral Resource.
4.	Mineral Resources are stated at a 1.89 g/t cut-off.
5.	No geological losses were applied to the tonnage.
6.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.
7.	The tonnages are stated at a relative density of 2.86 t/m3.
8.	Conversion from kg to oz.: 1:32.15076.

The Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves by applying applicable mining rates and other modifying factors. The Mineral Reserve Statement for Blanket mine is illustrated in the following table.

Mineral Reserve Statement as at 31 August 2017

Mineral Reserve Classification	Stope Grade	Stope Tonnes	Gold Content
	g/t	kt	kg	ounces
Proven	3.88	1,246	4,832	155,352
Probable	3.66	3,073	11,248	361,639
Total	3.72	4,318	16,080	516,991

Notes:

1.	Tonnages refer to tonnes delivered to the metallurgical plant.
2.	All figures are in metric tonnes.
3.	Pay limit Blanket Mine 1.89 g/t.
4.	Pay Limit calculated: USD/oz. = 1,260; Direct Cash Cost (C1) = USD66/t milled.
5.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.

Item	1 (h) – Development and Operations

General Infrastructure

Blanket Mine is an operational mine with well-established infrastructure and no major modifications or upgrades, with the exception of the Central Shaft expansion project, are necessary to sustain mining and processing operations. Sufficient capital has been allowed for the Central Shaft and associated equipment and infrastructure.

Power and water supply allocation to the total Blanket operation including the Central Shaft expansion project is deemed to be sufficient.

Mining

Blanket Mine employs mining methods that are commonly employed and well-understood by Greenstone Belt miners who generally encounter steep tabular to massive mineral deposits. As the nature of the mineral deposits varies, the individual mining practices are tailored to suit the specific attributes of each particular mineral deposit.

The main mining methods utilised at Blanket are:-

•	underhand stoping in the narrow orebodies; and
•	long-hole stoping in the wider orebodies.

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The mining activities will be targeting the Mineral Resources below 750 m Level as the primary production areas. Previously, the strategy was to primarily extract ore from areas above 750 m Level with a minor portion of ore recovered from mining areas below 750 m Level mined from 6 Winze. However, a revised strategy has been called for owing to worse than expected results above 750 m Level, slower progress on 6 Winze, logistical constraints on 22 Level and commodity price pressure making some planned areas un-pay has.

The revised planning should have the advantage in that it would remove the single shaft risk but maintain the flexibility to access deeper resources by alternate sinking of 4 Shaft and Central Shaft.

The production profile targeting the Measured and Indicated Mineral Resources is illustrated below.

Production Profile

Processing

The Blanket Gold Plant consists of crushing, milling, Carbon-in-Leach (“CIL”) and batch elution electro-winning circuits. The plant will treat about 90 tph (or 60 ktpm) of run of mine (“RoM”) ore from the Blanket Mine. With the proposed upgrades and modifications, the front-end comminution circuits (primary and secondary crushing) will have a capacity of about 160 tph to 180 tph. This will allow Blanket to crush during day shift only. The milling and gravity circuits will be upgraded while the CIL and elution circuits have adequate capacity to treat the increased tonnes. The plant achieves a recovery of about 93%. Recovery is expected to increase to 94% with the use of oxygen injection.

Item	1 (i) - Valuation

This valuation is based on a free cash flow and measures the economic viability of the Mineral Reserves to demonstrate whether the extraction of the Mineral Reserve is viable and justifiable under a defined set of realistically assumed modifying factors. This is illustrated by using the Discounted Cash Flow (“DCF”) method on a Free Cash Flow to the Firm (“FCFF”) basis, to calculate the nett present value (“NPV”) and the intrinsic value (fundamental value based on the technical inputs, and a cash flow projection that creates a NPV) of the Project in real terms. The valuation reflects the full value of the operation and no values attributable to Caledonia’s participation in Blanket were calculated. The model was set up in calendar years with year 2017 only including August and December. Blanket’s financial years are also based on calendar years from January to December. The DCF valuation was calculated at a gold price of USD1,260/oz, as received from the Client.

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The operating costs in the financial model were broken down into different categories:-

(C1) Direct Cash Cost;

(C2) Production Cost; and

(C3) Fully Allocated Cost.

The full definitions of these costs are explained in detail in the operating cost section of this Report. Costs reported for the Blanket Mine, which consist of plant and mining operating costs, are displayed in the following table. Other cash costs include the general and administration fees, Caledonia management fees, as well as overheads. The royalty amount includes the 5% Zimbabwean revenue royalty.

OPEX Summary

Item	Unit	Amount	Unit	Amount
Net Turnover	USD/Milled tonne	140	USD/Gold oz.	1,244
Direct Cash Costs (C1)	USD/Milled tonne	72	USD/Gold oz.	642
CAPEX	USD/Milled tonne	20	USD/Gold oz.	175
Production Costs (C2)	USD/Milled tonne	92	USD/Gold oz.	817
Royalties	USD/Milled tonne	7	USD/Gold oz.	62
Export Incentive	USD/Milled tonne	(4)	USD/Gold oz.	(32)
Fully Allocated Costs/ Notional Costs (C3)	USD/Milled tonne	95	USD/Gold oz.	847
NCE Margin	%	32%	%	32%
EBITDA*	USD/Milled tonne	64	USD/Gold oz.	572
EBITDA Margin	%	46%

Notes:

1.	* EBITDA excludes capital expenditure.
2.	Numbers may not add up due to rounding.

Direct cash cost for Blanket is USD72/milled tonne that equates to USD642/oz, which is below the global cash cost of USD810/oz. The Blanket Mine has a fully-allocated cost of USD95/milled tonne that equates to USD847/oz. The average Fully Allocated Cost margin over the life of mine was calculated at 32%, as displayed in the following figure.

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Average Fully Allocated Cost Margin

The capital schedule for the Blanket mining operations for the life of mine is illustrated in the following figure.

Capital Schedule Based on Mineral Reserves

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The following table illustrates the Project NPV at various discount rates with a best-estimated value of USD96 million at a real discount rate of 8.45%.

Project Valuation Summary – Real Terms

Item	Unit	Value
Real NPV @ 0.00%	USDm	136
Real NPV @ 5.00%	USDm	110
Real NPV @ 8.45%	USDm	96
Real NPV @ 10.00%	USDm	91
Real NPV @ 15.00%	USDm	76

The following table illustrates the Project profitability ratios. No Internal Rate of Return (“IRR”) was applicable as Blanket is an operating mine.

Profitability Ratios

Item	Unit	Profitability Ratios
Total ounces in Reserve LoM plan	oz.	476,763
In Situ Mining Inventory Valuation	USD/oz.	201
Production LoM	Years	8
Present Value of Income Flow	USDm	186
Break Even Milled Grade	g/t	2.54
Incentive Gold Price	USD/oz.	847

The annual and cumulative cash flow forecast for the life of mine is displayed in the following figure.

Annual and Cumulative Cash Flow (Real Terms)

For the DCF, gold price and grade have the greatest impact on the sensitivity of the Project, followed by the operating cost. The Project is not sensitive to capital.

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Project Sensitivity (NPV8.45%)

Range of Values

A minimum and maximum value was determined for the DCF as displayed in the table below. The mine has a range of values between USD77 million and USD120 million with a best estimated attributable value of USD94 million at a real discount rate of 8.45%.

Range of Values

Valuation Method	Lower Value	Best Estimated Value	Higher Value
	USDm	USDm	USDm
Discounted Cash Flow	77	96	120

Item	1 (j) – Qualified Person’s Conclusions and Recommendations

Conclusions

Mineral Resources:-

•	The manual Mineral Resource estimation methodology is deemed satisfactory.
•	The digital Mineral Resource estimation methodology is satisfactory but can be improved with the introduction of kriging. Further advancement of the digitisation process will greatly assist with 3D visualisation and understanding the data.
•	Continued drilling for the depth extensions should be focussed to best cover remaining areas that have not yet been properly tested below 22 Level.

Mining:-

•	The Mineral Reserve LoM plan is based on the depletion of Mineral Resource blocks following a study of mine plans.

•	The developments required to access and mine the Measured and Indicated Mineral Resources have been completed.

•	Rock conditions are fairly competent and roof support is seldom required.

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Engineering and Infrastructure:-

•	Existing and planned infrastructure at the Blanket Mine and CMS extension projects are sufficient to sustain the current production profile and the planned increased production.

Processing:-

•	The plant is equipped to crush and mill up to 40 kt per month.

•	The CIL circuit has adequate capacity to treat up to 120 ktpm of milled material.

•	The plant is adequately staffed considering that most of the plant is manually controlled.

•	Overall gold recoveries have been consistent on a month-to-month basis.

Reserve Market Evaluation:-

•	The Project investigated is financially feasible at an 8.45% real discount rate.

•	The best-estimated value of the Project was calculated at USD96 million with at a real discount rate of 8.45%. The IRR was calculated at 92.3%.

•	The Blanket Mine has an NCE margin of 32% that is slightly higher than that of other mines.

•	The Project is most sensitive to gold price and grade.

•	Direct Cash cost for Blanket is USD72/milled t that equates to USD642/oz, which is below the average global cash cost of USD810/oz.

•	Fully-allocated cost for the Project is USD95/milled tonne that equates to USD847/oz.

Preliminary Economic Assessment Conclusions:-

Blanket Mine completed a preliminary economic assessment (“PEA”) for its parent company Caledonia. This summary report details the results for the preferred mining option and shaft extension from 30 Level to 38 Level. The PEA study is preliminary in nature and includes Inferred Mineral Resources in the life of mine planning and financial valuation.

The purpose of this PEA study, which is an incremental extension of the previous planning, is to determine the viability of targeting the Inferred Mineral Resources below 22 Level (750 m Level) as the primary production areas. Previous planning called for 49 koz by 2016, 45 koz from areas above 750 m Level and 4 koz from below 750 m Level mined from 6 Winze. The capital requirement was USD37 million of which only USD12 million was spent. That plan had to be reviewed because of lower than expected results above 750 m Level, slower progress on 6 Winze, logistical constraints on 22 Level and commodity price pressure making some planned areas un-pay.

The revised target production (with a LoM to 2021) is targeting the 70 koz Mineral Resources below 750 m Level with 6 koz from the planning above 750 m Level. The revised planning should have the advantage in that it would remove the single shaft risk but maintain the flexibility to access deeper resources by alternate sinking of 4 Shaft and Central Shaft.

Study Level:

•	The PEA Study, design, schedule and OPEX estimation is better than concept level and is based on current actual performance.
•	The capital estimation was estimated at a very high level of confidence based on engineering designs, drawings and firm quotations and is at least at a definitive level of confidence.

Mining Areas:

•	The PEA includes the Inferred Mineral Resources accessible from current and planned mining infrastructure.

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Infrastructure:

•	The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure which is specifically aimed at targeting the Below 750 m Level mining areas.
•	The extensions will entail the deepening of the new CMS that is being sunk from surface and is currently at 26 Level. The deepening of CMS will be down to 38 level with a loading and pumping level just below 38 Level.

Additional Capital:

•	Capital for the various key expansion project items and specifically the deepening of CMS amounts to USD22.47 million.

Recoveries:

•	The historic metallurgical recoveries of 93% could increase by 1% with the use of oxygen pre-treatment injection methods.

PEA Study:

•	The tonnage profile for the PEA Study is based on the replacement tonnages (Inferred Mineral Resources) to be mined through the existing shafts and planned mining infrastructure.
•	The infrastructure extensions as defined in the PEA adds approximately 640 koz.

Valuation:

•	The best-estimated value of the PEA was calculated at USD123 million at a real discount rate of 8.45%.
•	By using the Monte Carlo model for the PEA, the value range of the Blanket operation plots between USD109 million and USD142 million.
•	The PEA is most sensitive to gold price and grade.
•	The PEA has a break-even gold price of USD608/oz, including capital.
•	Direct Cash cost for the PEA is USD70/milled t that equates to USD523/oz, which is well below the average global gold cash cost of USD810/oz.
•	Fully-allocated cost for the PEA is USD82/milled t that equates to USD608/oz; noticeably lower than similar gold mining operations.

Recommendations

Mineral Resources:-

•	The manual data should continue to be captured digitally to reduce human error and assist in the 3D visualisation of the mineral deposit and potentially find hidden ore resource blocks.
•	Geostatistical analysis of the data could possibly help to increase the Mineral Resources.
•	Best practice QAQC must be implemented on the operation, especially for the deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.
•	Short deflections should be drilled when drilling the "deep" drillholes and exploration drillholes to understand variability and improve the confidence of the intersections for the Indicated and Inferred Mineral Resources.
•	Long inclined boreholes (“LIB”) or directional drilling should be investigated as an option to drill more and deeper intersections in the "pay shoots" without increasing the cross-cut development. This could help convert the Inferred mineral resource to an Indicated mineral resource.

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Mining:-

•	To assist in the life of mine plan audit, a life of mine design must be completed using one of the available software packages. This will be illustrated graphically in the mining sequence and development.

Processing:-

•	The incorporation of additional process control systems should be pursued to improve gold recoveries and reduce costs.

•	Metering of power consumption to the main process units should be installed so that power utilisation can be controlled; this will lower operating costs.

PEA Recommendations

Exploration

•	To further de-risk the PEA expansion project, it is recommended to continue with exploration drilling to increase the level of confidence of the Mineral Resources from Inferred to Indicated and to increase drilling coverage in the Exploration Target areas illustrated below.

Below 750 m Area

Mineral Resources:

•	Best practice QAQC must be implemented on the operation, especially for deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.
•	Short deflections should be drilled when drilling the "deep" drillholes and exploration drillholes to understand variability and improve the confidence of the intersections for the Indicated and Inferred Mineral Resources.
•	LIB or directional drilling should be investigated as an option to drill more and deeper intersections in the "pay shoots" without increasing the cross-cut development. This could help to convert the Inferred Mineral Resources to Indicated Mineral Resources.

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Item	2 – Introduction

Item	2 (a) – Issuer Receiving the Report

Caledonia Mining Corporation Plc (“Caledonia”) has prepared an in-house Mineral Resource and Mineral Reserve estimate for the Blanket Mine. Minxcon (Pty) Ltd (“Minxcon”) was commissioned by Greenstone Management Services (Pty) Limited (“GMS” or the “Client”) to compile a National Instrument 43-101 Technical Report on behalf of Blanket Mine (1983) (Pvt) Ltd (“Blanket”) for its parent company, Caledonia.

Caledonia conducted the technical work required and presented herein. The overall Qualified Person responsible for this Report is Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, Caledonia. The Qualified Person responsible for the Mineral Resources is Mr Paul Matthews (BSc (Geol.), Pr.Sci.Nat., MAIG), Mineral Resource Manager, Caledonia Mining South Africa (Pty) Ltd. This Report is compliant with NI 43-101 and Form F1 guidelines and regulations.

The role of Minxcon has been to assist with the compilation of this document utilising the information as supplied by Caledonia in the form of a technical report. Minxcon has not conducted an audit or review of such information, thus this document does not qualify as an independent report.

Caledonia is a Jersey-registered company which is listed on the Toronto Stock Exchange (TSX-CAL), the AIM Market of the London Stock Exchange (LSE−CMCL), and the New York Stock Exchange (NYSE-CMCL). GMS is a subsidiary of Caledonia that employs the South African based management that receives a management fee from Blanket. Following the implementation of indigenisation in September 2012, Caledonia owns 49% of Blanket; the remaining 51% is held by Indigenous Zimbabwean shareholders including Blanket’s employees and management, as well as the community in which Blanket Mine is located. Blanket is incorporated in Zimbabwe and is the owner and operator of the Blanket Mine.

Item	2 (b) – Terms of Reference and Purpose of the Report

This Technical Report was compiled in compliance with the specifications embodied in the Standards of Disclosure for Mineral Projects as set out by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”). All monetary figures in this Report are expressed in USD, unless stated otherwise.

The purpose of this Report is to provide an updated view of the Blanket Mine and property, including all developments. Revised Mineral Resources and Mineral Reserves are also presented.

Item	2 (c) – Sources of Information and Data Contained in the Report

The following sources of information were used to compile this Report:-

•	Technical reports and technical information from the Blanket Mine.
•	Historical Technical Reports, press releases and other public documents posted on SEDAR.
•	Market research information from various websites, literature and other published articles.

•	Personal Communication with mine and technical staff.

For further details on references, please refer to Item 26.

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Item	2 (d) – Qualified Persons’ Personal Inspection of the Property

The overall Qualified Person responsible for this Report is Mr Dana Roets, Chief Operating Officer, Caledonia. Mr Roets undertakes a personal inspection of the property at least once a month spending time at the mine, the treatment plant, the waste dumps, and the sample assay laboratory and data management section.

As Qualified Person responsible for the Mineral Resources, Mr Paul Matthews (Mineral Resource Manager, Caledonia Mining South Africa (Pty) Ltd) undertakes regular personal inspections of the property. Mr Matthews worked at Blanket Mine on a part-time contract basis from December 2015 to April 2016 and has been on a full-time basis from May 2016 onwards. He has continuous contact with the Technical (Geology, Survey, Planning, Exploration) and Mining departments, makes regular visits underground and occasional visits to the Plant, Assay Laboratory and waste dumps.

Item	2 (e) – Forward-Looking Statement

Certain statements in this Report, other than statements of historical fact, contain forward-looking statements regarding the Blanket Mine, economic performance or financial condition, including, without limitation, those concerning the economic outlook for the mining and gold industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of operations, including the completion and commencement of commercial operations of specific production projects, its liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation or enforcement proceedings.

Although Caledonia believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Accordingly, results may differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, changes in the regulatory environment and other State actions, success of business and operating initiatives, fluctuations in commodity prices and business and operational risk management.

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Item	3 – Reliance on Other Experts

In the preparation of this Report, no reliance was made on any report, opinion or statement of another expert or external information that is not already listed in Item 2.

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Item	4 - Property Description and Location

Item	4 (a) – Area of the Property

The Blanket Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, comprising a total area of approximately 2,800 ha, as documented by Applied Geology Services (“AGS”) in their NI 43-101 Technical Report dated July 2006.

Item	4 (b) – Location of the Property

The Blanket Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, the country's second largest city, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city. Access to the mine is by an all-weather tarred road from Gwanda, which is linked to the Beitbridge to Bulawayo national highway.

Figure 1: General Location of Blanket Mine

Location of the Blanket Mine

The general geographic coordinates of Blanket Mine are Latitude 20°52' S and Longitude 28°54' E. Coordinates for individual claims are presented in Appendix 2 and Appendix 3. The area is covered by topographic sheet number 2028D4.

Item	4 (c) – Mineral Deposit Tenure

Blanket Operating Claims

The Blanket Mine's exploration interests in Zimbabwe include operating claims (i.e. on-mine), non-operating claims and a portfolio of brownfields exploration projects ("satellite projects"). The Blanket Mine operates under a Special Licence (No. 5030) which was issued under the Mines and Minerals Act of 1961 (Chapter 21:05). The mine’s claims are protected under this Act.

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Blanket Mine covers a contiguous block of operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, comprising a total area of approximately 2,800 ha. This contiguous block represents the area of a current Mining Lease application. Claims not within this contiguous block of claims were reported not to form part of the production area at the time.

The registration numbers, area, number of claims and number of blocks of 253 operating claims (some are producing claims, others are exploration claims) belonging to the Blanket Mine were supplied to Minxcon by Caledonia and are listed in Appendix 2. The mine boundary in the figure is indicated as supplied by the Caledonia office in Johannesburg.

Blanket Non-Operating Claims and Exploration Claims

Blanket Mine provided two separate lists of non-operating claims at the Blanket Mine and satellite exploration claims. The names of each claim, as well as registration numbers and type of minerals were provided to Minxcon (Appendix 3).

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Figure 2: Location of Blanket Mineral Rights

28°50'0"E
29°0'0"E
N
Blanket Mine
20°50'0"S
20°50'0"S
Legend
Blanket Mine Boundary
Gwanda Greenstone Belt
Roads
Gwanda
0 1.25 2.5 5
Kilometers
28°50'0"E
29°0'0"E

Blanket Mine Boundary

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Item	4 (d) – Issuer’s Title to/Interest in the Property

The Indigenisation and Economic Empowerment Act ("The Act"), which was enacted in 2007, requires that 51% of the equity of all commercial enterprises in Zimbabwe must be owned by indigenous Zimbabweans.

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which 51% of Blanket would be sold for a paid transactional value of USD30.09 million. The various transactions were implemented with effect from 5 September 2012 on the following basis:-

•	16% was sold to the National Indigenisation and Economic Empowerment Fund;

•	10% was sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket Mine;

•	15% was sold to identified indigenous Zimbabweans; and

•	10% was donated to the Gwanda Community Share Ownership Trust. Blanket also made a non-refundable donation of USD1.0 million to the Trust as soon as it was established and paid advance dividends of USD4 million before the end of April 2013. The Trust will receive no further dividends from Blanket until the advance dividends have been repaid by the offset of future dividends arising on the Blanket shares that are owned by the Trust.

Figure 3: Ownership Structure

Ownership Structure

Caledonia facilitated the vendor funding of these transactions: i.e. Indigenous Zimbabweans who have purchased their interest in Blanket will repay their outstanding facilitation loan by sacrificing 80% of their future entitlement to Blanket dividends. Outstanding balances on the facilitation loans attracts interest at LIBOR plus 10% up to 31 December 2016, subject to moratoria on interest accrual during periods when Blanket did not pay dividends. From 1 January 2017, interest was reduced to the lower of a fixed rate of 7.25% per annum, payable quarterly, or 80% of the dividend that is attributable to Blanket’s indigenous shareholders paid in a quarter by Blanket. The reduction in the interest rate reflects the general lowering of interest rates in Zimbabwe.

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Following the implementation of Indigenisation, Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As an indigenised entity, Blanket can now develop and implement its long-term growth strategy. The recently re-constituted Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, approved a capital investment programme for 2013 and a 4-year growth strategy for 2014 to 2017. This investment programme, which was endorsed by the Caledonia Board, is estimated at USD37 million, will be funded from Blanket's internally generated cash, and is expected to result in progressive increases in gold production.

Item	4 (e) – Royalties and Payments

Mining royalties are charged in terms of the Mines and Minerals Act (Chapter 21:05). The royalties are collectable from all the minerals or mineral-bearing products obtained from any mining location and disposed by a miner or on his behalf. The royalties are chargeable whether the disposal is made within or outside Zimbabwe.

Zimbabwean tax laws and international pricing have pushed deliveries in the gold sector to decline by 26% within the first-half of 2014. A decision was made by the Government of Zimbabwe in its 2014 Mid-Year Fiscal Policy Review Statement to reduce the royalty on Zimbabwean gold producers from 7% to 5%, effective 1 October 2014. The royalty of 5% is, however, not tax deductible, and the tax rate is applied on the earnings before royalty deductions.

Item	4 (f) – Environmental Liabilities

See Item 19 (e).

Item	4 (g) – Permits to Conduct Work

See Item 19 (c).

Item	4 (h) – Other Significant Factors and Risks

There is no reason to believe that there are any factors or risks that may affect the title or the ability to perform work on the property.

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Item	5 – Accessibility, Climate, Local Resources, Infrastructure and Physiography

Item	5 (a) – Topography, Elevation and Vegetation

The area around the Blanket Mine is hilly and lies at an altitude of about 1,000 m to 1,300 m above mean sea level (“amsl”). Drainage is to the northeast, into the Mchabezi River on which the Sheet Dam and the Blanket Dam are located (some 5 km to the east of the Mine).

The indigenous vegetation is dominated by savannah with Marula (Sclerocarya birrea), a variety of Combretum species, Terminalia sericea, Mopane groves and patches of grassland. Around the mine and local settlements vegetation has been cut down and invaded by secondary thorny scrub dominated by Dichrostachys cinerea. Agriculture is limited to subsistence farming of maize and vegetables.

Item	5 (b) – Access to the Property

Access to the Blanket Mine is by an all-weather single lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge Border post. Earlier, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years resulted in its deterioration; substantial investment is required country-wide. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town.

Item	5 (c) – Proximity to Population Centres and Nature of Transport

The Gwanda District hosts the provincial capital of Matabeleland, South Province, and the District Administrator’s and Rural District Council offices are located 126 km south of Bulawayo and 195 km from Beitbridge along the Bulawayo Beitbridge highway. Gold mining, cement production, livestock production, game ranching and tourism are the major economic activities in the district. Labourers for Blanket Mine are accommodated with their families in a mine village about 1 km from the Mine.

The district has 24 wards in which business centres, irrigation schemes, dams, wells, boreholes, clinics, schools, farms and mines are located. There is a fairly good road network linking the various wards internally and externally with the rest of the country. The district is serviced by telecommunication services offered by TelOne, and Telecel, NetOne and Econet whose cellular phone network covers nearly 50% of the district.

The district covers 31 km2 and has an estimated population of 162,622. Of the total number of people employed, the highest proportion (64%) is engaged in agriculture and related occupations followed by services (11%). The population in the district is mostly rural.

The main natural water sources include the Tuli River, with its main tributaries (in the east bank running in a north-south direction) being the Mnyabetsi River in the Dibilashaba Communal Area, the Sengezane River in the Garanyemba Communal Area, and the Ntswangu and Pelele Rivers in the Gwanda Bolamba Communal Area.

Item	5 (d) – Climate and Length of Operating Season

Temperatures are as high as 40ºC during summer months and average 13ºC during winter. The climatic conditions make the area vulnerable to meteorological hazards such as droughts, floods, gusty winds, as well as lightening during the wet and hot season.

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Figure 4: Gwanda Average Temperatures

The entire district lies within Natural Region IV and V, which experience a short, variable rainfall seasons (averaging generally below 400 mm per year), and long, dry winter periods. Rainfall is usually associated with thunderstorms, producing rainfall of short duration and high intensity. The rainfall, in general, is less than half of the potential evaporation which has necessitated irrigation development and, more recently, infield rainwater harvesting in some wards to improve crop production which complements animal husbandry as well as reclaims open access areas such as grazing lands and induce underground water recharge as part of improving the environment. The mine is able to operate year-round.

Figure 5: Gwanda Average Monthly Precipitation

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Item	5 (e) – Infrastructure

Mine infrastructure comprises underground workings with head gear and hoist facilities, a process plant, workshops and a tailings dam. Stores, workshops and offices, as well as an assay laboratory, are located adjacent to the mine shafts. There is an adequate surface area for further expansion. The general location and surrounding infrastructure is indicated in Figure 6.

Figure 6: General Location and Infrastructure

General Location and Infrastructure

The two-compartment tailings dam, which is located to the east of the mine, is operated by Frazer Alexander Zimbabwe. Based on the throughput rate at that time (3,800 tpd), the tailings dam had a remaining capacity of 9.5 Mt. Since then the mine has slimed 6.0 Mt, leaving a capacity of 3.5 Mt as at January 2011. Since the mine no longer treats old slimes, the planned daily throughput has fallen to 1,500 tpd which equates to a life of approximately 14 years. At a production rate of 1,500 tpd, the rate of rise (“RoR”) is 0.54 m per year based on the final design area of 28 ha, which is well below the legal maximum of 2 m per year.

Makeup process water and water for the mine village are derived from the Blanket Dam which has a capacity of 15 Mm3. In addition, the mine has several boreholes to provide water during periods of drought (AGS, 2006). The Zimbabwe National Water Authority (“ZINWA”) holds all water rights in Zimbabwe. Blanket purchases process and domestic water from ZINWA. This is supplemented with underground and borehole water. No problems have been recorded with water supply.

Two power lines (of 11 kVA and 33 kVA respectively) connect the mine to the national grid operated by the Zimbabwe Electricity Supply Authority (“ZESA”). The current power allocation to Blanket mine is 10 MVA. Due to frequent interruptions to the power supply the Blanket Mine has installed its own 10 MVA generator consisting of four diesel units. The mine is now self-sufficient and able to continue its mining and processing operations during disruptions to the grid supply.

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Item	6 – History

Item	6 (a) – Prior Ownership and Ownership Changes

The Blanket Mine is part of the Sabiwa group of mines within the Gwanda Greenstone Belt from which gold was first extracted in the 19th century. The Blanket Mine is a cluster of mines extending some 3 km from Jethro in the south through Blanket itself, Feudal, AR South, AR Main, Sheet, and Eroica, to Lima in the north. Blanket Mine has produced over a million ounces of gold during its lifetime.

Following sporadic artisanal working, the Blanket Mine was acquired in 1904 by the Matabele Reefs and Estate Company. Mining and metallurgical operations commenced in 1906 and between then and 1911, 128,000 t were mined. From 1912 to 1916 mining was conducted by the Forbes Rhodesia Syndicate who achieved 23,000 t. There are no reliable records of mining for the period between 1917 and 1941 and it is possible that operations were adversely affected by political instability during World Wars I and II. In 1941 F.D.A. Payne produced some 214,000 t before selling the property to Falconbridge in 1964 (Blanket Mine, 2009). Under Falconbridge, production increased to 45 kg per month and the property yielded some 4 Mt of ore up until September 1993. Kinross Gold Corporation (“Kinross”) then took over the property and constructed a larger Carbon-in-Leach (“CIL”) plant with a capacity of 3,800 tpd. This was designed to treat both run of mine (“RoM”) ore and an old tailings dump.

The Blanket Mine is currently 49% owned and operated by Caledonia who completed purchase of the mine from Kinross on 1 April 2006 (www.caledoniamining.com). The Blanket Mine re-started production in April 2009 after a temporary shut-down due to the economic difficulties in Zimbabwe. In late 2010, Blanket Mine successfully completed an expansion project which increased production capacity from 24,000 oz of gold per annum to 40,000 oz of gold per annum.

Item	6 (b) – Historical Exploration and Development

Exploration was conducted between 1997 and 2006 around the GG and Mascot areas with follow-up exploration drilling in 2013 around these same areas. Currently, there are exploration shafts at these two sites.

Item	6 (c) – Historical Mineral Resource Estimates

Table 1 reflects the Mineral Resource Statement for Blanket Mine for August 2014, as verified by Minxcon. No Mineral Reserves were stated here, however, the Mineral Resources were declared inclusive of all Mineral Reserves.

Table 1: Historical Mineral Resources as at August 2014 as Verified by Minxcon

Mineral Resource Category	Tonnes	Gold Grade	Gold Content	Gold Content
	t	Au g/t	kg	ounces
Measured	1,572,733	3.91	6,146	197,606
Indicated	2,478,902	3.77	9,340	300,288
Total Measured and Indicated	4,051,635	3.82	15,486	497,895
Inferred Resource	3,344,831	5.11	17,106	549,963

Notes:

1.	Tonnes are in situ.
2.	All figures are in metric tonnes.
3.	Mineral Reserves are included in the Mineral Resource.
4.	Mineral Resources are stated at a 1.96 g/t cut-off.
5.	No geological losses were applied to the tonnage.
6.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.
7.	The tonnages are stated at a relative density of 2.86 t/m3.
8.	Conversion from kg to oz.: 1:32.15076.

Mineral Resources declared by Caledonia as at December 2016 are shown in Table 2.

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Table 2: Mineral Resources as at December 2016

Mineral Resource Category	Tonnes	Gold Grade	Gold Content	Gold Content
	t	Au g/t	kg	ounces
Measured	1,532,000	4.04	6,184	198,800
Indicated	3,408,700	4.31	14,698	472,600
Total Measured and Indicated	4,940,700	4.23	20,883	671,400
Inferred *	3,764,000	4.99	18,790	604,000

Notes:

1.	Tonnes are in situ.
2.	All figures are in metric tonnes.
3.	Mineral Reserves are included in the Mineral Resource.
4.	Mineral Resources are stated at a 1.81 g/t cut-off.
5.	No geological losses were applied to the tonnage.
6.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.
7.	The tonnages are stated at a relative density of 2.86 t/m3.

Item	6 (d) – Historical Mineral Reserve Estimates

The Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves by applying applicable mining rates and other modifying factors. The Mineral Reserve Statement for Blanket Mine as at 2014 is illustrated in Table 3.

Table 3: Historical Mineral Reserves as at October 2014

Mineral Reserve Category	Tonnage	Au	Au Content	Ounces
	t	g/t	kg	oz
Proven	856,005	3.40	2,912	93,638
Probable	2,077,828	3.78	7,862	252,758
Total Mineral Reserves	2,933,833	3.67	10,774	346,396

Notes:

1.	Tonnages refer to tonnes delivered to the metallurgical plant.
2.	All figures are in metric tonnes.
3.	1 kg = 32.15076 oz.
4.	Pay limit Blanket Mine 2.03 g/t.
5.	Pay Limit calculated: USD/oz. = 1250; Direct Cash Cost (C1) – 71 USD/t milled.

6.	The reduction in ounces is mainly attributed to the exclusion of previously stated Proven and Probable Mineral Reserves below 750 m Level. (These ounces are accounted for as Measured and Indicated Resources).

Item	6 (e) – Historical Production

First recorded production started in 1906. The production history for Blanket up to the end of December 2016 is illustrated in Figure 7.

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Figure 7: Blanket Mine Historical Production Statistics (1906 to 2016)

Blanket Mine Historical Production Statistics (1906 to 2016)

Blanket’s recent actual production per month up to September 2017 is illustrated in Figure 8.

Figure 8: Blanket Historical Production

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Item	7 – Geological Setting and Mineralisation

Item	7 (a) - Regional Geology

Zimbabwe’s known gold mineralisation occurs in host rocks of the Zimbabwe Craton. The Zimbabwean craton is made up of Archaean rocks. The geology of the Craton is characterised by deformed and metamorphosed rocks which include high-grade metamorphic rocks, gneisses, older granitoids, greenstone belts, intrusive complexes, younger granites and the Great Dyke, which make up the geology of the Zimbabwe Craton (Figure 9).

Figure 9: Zimbabwe Craton Relative to Other Cratons

Zimbabwe Craton Relative to Other Cratons

Source: http://jgs.lyellcollection.org

The Chingezi gneiss, Mashaba tonalite and Shabani gneiss form part of a variety of tonalities and gneisses of varying ages. Three major sequences of slightly younger gold-bearing greenstone belts supracrustal rocks exist. These are:-

•	Older greenstones called the Sebakwian Group, which are mostly metamorphosed to amphibolite facies. They comprise komatiitic and basaltic volcanic rocks, some BIF, as well as clastic sediments.
•	The Lower Bulawayan Group, which comprises basalts, high-Mg basalts, felsic volcanic rocks and mixed chemical and clastic sediments. The Lower Bulawayan Group forms the Belingwe (Mberengwa) greenstones.
•	The Upper Bulawayan (upper greenstones) and Shamvaian groups, which comprise a succession of sedimentary and komatiitic to tholeiitic to calc-alkaline rocks.

The following three metamorphic belts surround the Zimbabwe Craton:-

•	The Archaean Limpopo Mobile Belt, which trends east-northeast and separates the Zimbabwe Craton from the Kaapvaal Craton to the south. High-grade metamorphic and igneous rocks, which include amphibolites, gneisses and granulites, characterise the Limpopo Mobile Belt.

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•	The Magondi Mobile Belt on the north-western margin of the Craton, which formed as a result of deformation and metamorphism of the Palaeoproterozoic Magondi Supergroup. The Dewaras Group (volcano-sedimentary deposits), the Lomagundi Group (sedimentary deposits) and the Piriwiri Group (sedimentary deposits) form the Magondi Supergroup.
•	The Zambezi Mobile Belt (comprising Neoproterozoic to Cambrian rocks) to the north and northeast of the Zimbabwe Craton, consisting of high grade and intensely deformed metasediments with intercalated basement gneisses.

Karoo Supergroup sediments and volcanic rocks of Permian-Triassic-Jurassic age, Cretaceous post-Karoo sediments, and Tertiary to Recent Kalahari sands overlie the Craton in the north, west, south and southeast of Zimbabwe.

Item	7 (b) - Local Geology

The Blanket Mine is situated on the north-western limb of the Archaean Gwanda Greenstone Belt, along strike from several other gold deposits. It is one of the few remaining producing gold mines out of the approximately 268 mines that were once operational in this greenstone belt. The Gwanda Greenstone Belt (Figure 10) is located in south-western Zimbabwe. It is approximately 70 km in length (west to east) and 15 km wide (north to south). The belt is typical of greenstone belts of the Zimbabwe Craton consisting of mafic to felsic volcanics with intercalated sedimentary units.

Figure 10: Regional Geology of the Gwanda Greenstone Belt

Regional Geology of the Gwanda Greenstone Belt

Repeated strong deformation affected all lithologies. Structurally, the Gwanda belt is dominated by a major periclinal synform, plunging approximately 60° to the northwest in the western half of the belt. It is flanked on both sides by two major deformation zones, namely the North West Gwanda Deformation Zone (“NWGDZ”) on the north-western limb and the South Gwanda Deformation Zone (“SGDZ”) along the southern limb. The SDGZ forms part of a regional structure bounding the southern margin of the belt. In the convergence zone of the NWGDZ and the SGDZ, the Colleen Bawn Deformation Zone (“CBDZ”) splays off the SGDZ eastwards, following the north-eastern arm of the belt (Campbell and Pitfield, 1994).

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The NWGDZ is approximately 2 km wide by 18 km long with a general northwest to north-northwest trend, from the town of Gwanda to the north-western extremity of the belt (Campbell and Pitfield, 1994). Four phases of deformation have been defined by Fuchter (1990). Repetition of lithological units, particularly in the north-western arm of the greenstone belt, is interpreted as evidence of D1 thrusting. Wide zones of intense schistose deformation, considered to be associated with the gold mineralisation, are the product of the D2 event. The D1 thrust phase has a coincident trend and may be an early part of the D2 event.

The large fold structures of the D3 deformation event dominate the eastern and western ends of the greenstone belt and are easily identified on geological maps and in aerial imagery. The mineralisation at the Blanket Mine and Vubachikwe lies on the northern limb of the large western fold (the North West Mineralised Camp). The final D4 deformation event produced major lineaments which dominate the southern margin of the greenstone belt (Fuchter, 1990). According to the 2006 AGS report, “[t]he grade of metamorphism at Gwanda, which reaches upper greenschist to amphibolite facies, is higher than in the typical Zimbabwean greenstone belts, possibly due to the close proximity of the Gwanda belt to the Limpopo Mobile Belt”.

Item	7 (c) - Project Geology

At and near the Blanket Mine, the lithologies comprise felsic schists of either sedimentary or igneous origin, overlain by mafic to ultramafic rocks containing layers of BIF, in turn overlain by a thick sequence of mafic rocks (AGS, 2006). The generalised stratigraphic column for the area is shown in Figure 11. The mafic unit which hosts the gold mineralisation is mostly a metabasalt with some remnants of pillow basalts. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. The entire sequence is cut by a regional dolerite sill from the south, through the Blanket Mine, to the Smiler deposit which lies approximately 3 km north of the Blanket Mine (Figure 12). Mineralisation at Vubachikwe is hosted in BIF interlayers. The mineralisation at the Blanket Mine is located in the overlying mafic unit.

Figure 11: Stratigraphic Column of the Blanket Mine Area

Stratigraphic Column of the Blanket Mine Area

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Figure 12: Local Geology of Blanket Mine

Local Geology of Blanket Mine

The longitudinal section running through the Blanket Mine from Lima in the north to Jethro in the south is illustrated in Figure 13. This section shows the steep to vertical nature of the Mineral Deposits with their depth extension. These Mineral Deposits are areas of mineralisation within the various shears and zones of alteration. The Mineral Deposits of the Blanket mine are listed and described in the following.

Figure 13: Blanket Mine Longitudinal Projection Showing Production Areas

Blanket Mine Longitudinal Projection Showing Production Areas

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Item	7 (d) - Blanket Mine Orebodies

Jethro Orebody

The Jethro orebody strikes north−south and dips near vertical in a westerly direction. It tends to roll over locally.

Blanket Section

The Blanket Section orebodies are located approximately 400 m to the north of the Jethro orebody. Blanket orebodies 1 and 4 are parallel. They occupy north−south trending shear segments whereas orebodies 2 and 5, which are also parallel, strike northwest−southeast. Orebody 3 is cylindrical and lies in a shear segment parallel to the 2 and 5 orebodies. On average, the orebodies dip 80° southwest. On surface, the Blanket Quartz Reef lies in the footwall of the disseminated sulphide replacement type orebodies. The reef has a shallower dip than the disseminated sulphide replacement bodies, but plunges in the same direction so that it progressively advances towards them with depth, displacing orebodies 2, 3, 1, 4 (MSA, June 2011). Orebody 2 reappears on the footwall of the Blanket Quartz reef and is established on the 630 mL through to the 870 m Level.

AR Orebodies

AR lies approximately 500 m to the north of the Blanket orebodies. It is a “Z”-shaped mineralised zone and consists of two separate orebodies that generally reach up to 30 m wide as a result of tectonic thickening from faulting and folding. The AR orebodies were first discovered in the late 1980s by exploration drilling from the 9 Level haulage. Lateral diamond drillholes (250 m long) were drilled either side of the haulage every 50 m. The body has no known surface expression and appears to form a ‘peak’ under the regional dolerite sill just above 9 Level some 500 m north of the Blanket orebodies. From this point the body splits into two ore shoots: the AR Main and the AR South, plunging west at 55º and south-west at 58 º respectively (MSA, June 2011).

AR Main

The AR Main is a DSR-type orebody occurring within a broad shear envelope in pillowed metabasalts. The envelope is generally irregular in plan and is bounded by shears which assist in defining the limits of the mineralisation. At the lowest level of development on 750 m Level, a shear disrupts the bodies causing the plunge to flatten to the west. The orebody strike is between 40 m and 60 m with an average width of 30 m at the centre of the envelope.

The ore is a silicified amphibolite consisting predominantly of quartz with minor carbonate and chlorite minerals. Gold mineralisation is associated with arsenopyrite and to a much lesser extent pyrrhotite and pyrite. Finely-disseminated arsenopyrite occurs within the orebody which form the high grade areas. Sulphide minerals seldom amount to more than 5% of the rock by volume. The orebody is massive and is exploited using the long-hole open stoping method. It currently contributes 20% of the Blanket mine production.

AR South

The AR South orebody plunges southwest, trending towards the Blanket No 2 Orebody at depth. AR South is also developed within a broad shear zone and is more pipe-like than the main body. Its maximum thickness is approximately 50 m. High grade sections of this body are defined by silicification and arsenopyrite.

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Eroica

The main Blanket underground workings are connected to Lima by a 2 km long haulage which follows the strike of the main fabric. It thus offered an opportunity to probe for lateral orebodies on either side which led to the discovery of the Eroica shoot. The Eroica orebody lies approximately 1,300 m north of the main Blanket Mineral Deposits. It dips at 65° to the west and has a strike length of 300 m in a northerly direction. The Eroica orebody is hosted in a high-strain area where the shear is up to 15 m wide. Brown carbonate alteration characterises the shear in strong association with biotite development. The orebody is defined by thin silicified stringers that develop into swells of up to 5 m in width. The silicification shows pinch and swell both on strike and down-dip, resulting in a series of dismembered silicified pods developed within a particular shear. The biotite and carbonate alteration, together with the silicified stringers, form marker links between the dismembered pods. Finely-disseminated arsenopyrite, pyrite and pyrrhotite are associated with the gold mineralisation. The shoot is renowned for its high native gold content.

Lima

The Lima Section is situated 2 km north of the Blanket Section orebodies. The two mines are linked by an underground haulage. Like the Blanket Section orebodies, the Lima orebodies developed in very high-strain areas. The main shoots are the Hanging wall and Interlimb. In the hanging wall limb, mineralisation exists in the form of pyrite with subordinate arsenopyrite in cleavage planes within the pervasive biotite/chlorite alteration. The Interlimb is characterised by a centrally silicified core with pyrite and arsenopyrite constituting the main sulphides. The mine was initially established as a stand-alone operation after an exploration programme followed up on an intensive soil sampling exercise which indicated the presence of a major gold anomaly (MSA, 2011).

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Item	8 – Deposit Types

In greenstone belts, gold mineralisation occurs mainly as vein type or shear zone hosted disseminations. Most of the larger deposits are found within the greenstone belts or their contacts with the granitoids. All mineralisation is hydrothermally emplaced and associated with the regionally developed D2 deformation characterised (at the Blanket Mine) by areas of high strain wrapping around relatively undeformed remnants of the original basaltic flows. It is within the more ductile tensional high strain areas that the wider of the orebodies are located.

These orogenic gold deposits (also referred to as mesothermal, greenstone, shear zone related or lode gold deposits) are commonly associated with late syntectonic intermediate to felsic magmatism. Vein systems occur as a system of echelon veins on all scales. Tabular veins occur within less competent lithologies while veinlets and stringers forming stock works occur in more competent lithologies. Vein systems are often spatially associated with contacts between lithologies displaying competency contrasts. Lower-grade bulk tonnage styles of mineralisation may develop in areas marginal to veins with gold associated with disseminated sulphides in the host rock. Two broad groups of deposits based on precious metal composition were recognised by Roberts (1996):-

•	Silver (Ag) rich deposits, in which the concentration of silver exceeds that of gold; and

•	Gold (Au) rich deposits, in which the concentration of gold exceeds that of silver. The gold and silver concentrations of both types are at the ppm level.

The gold rich group of deposits may be subdivided into two styles of mineralisation, namely quartz-carbonate vein-hosted and disseminated sulphide replacement type mineralisation. At Blanket Mine silver has been reported up to 10% of precious metals (AGS, 2006), so that the gold-rich model may be applied. Two main types of mineralisation are recognised at Blanket mine, namely disseminated sulphide replacement reefs (“DSR”) and quartz-filled reefs and shears.

Item	8 (a) - Disseminated Sulphide Replacement Reefs

DSRs host the best grades and comprise the bulk of the ore shoots. These zones have a silicified core with finely-disseminated arsenopyrite. Relatively high grades are found in a package of silicified biotite chlorite schist with irregular quartz stringers and disseminated and stringer arsenopyrite in the fabric planes. Due to lesser silicification, abundant biotite characterises the margins of these mineralised zones and as a result they have a lower gold content. Disseminated sulphide-replacement orebodies range up to 50 m in width with a strike of between 60 m and 90 m. Free-milling gold constitutes up to 50% of the total metal content with the remainder locked in the arsenopyrite. The ore is not refractory despite its association with arsenopyrite. Generally, plant recoveries in excess of 90% are achieved.

Item	8 (b) - Quartz-Filled Reefs and Shears

The second type of mineralisation is the quartz-filled reefs and shears. Two quartz shears are mined at the Blanket Mine, namely the Blanket Quartz Reef and the Eroica Reef. These reefs have long strikes; however, they are not uniformly mineralised. Continuous pay shoots of over 100 m on strike are not present. The Quartz Reef at the Blanket Mine has a surface strike of approximately 500 m, but economic mineralisation is restricted to three 90 m long shoots which were defined on surface by the early workers (AGS 2006). Quartz-filled reefs display a much wider grade range compared to the DSR deposits. On average, these shears are of a higher grade and are used in blending the ore to the mill. Dominant ore minerals are native gold and galena although arsenopyrite becomes more prevalent below the 470 m elevation.

Increasing levels of arsenopyrite association with depth confirm that the quartz shears represent higher level offshoots and splays with brittle deformation relative to the more ductile DSR-type core zone mineralised bodies (AGS 2006). See Item 8 (c) for the mineralisation characteristics of the Mineral Deposits forming the Blanket Mine property (MSA, 2011).

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Item	8 (c) - Mineralisation

Wall rock alteration typically comprises silica−pyrite−muscovite within a broader carbonate alteration halo. Quartz-carbonate altered rock forms the most commonly recognised alteration assemblage.

Gold is deposited at crustal levels within and near the brittle-ductile transition zone at:-

•	depths of between 6 km and 12 km;
•	pressures between 1 and 3 kilobars; and
•	temperatures between 200ºC and 400ºC.

The deposits may have a vertical extent of up to 2 km, demonstrate extensive down-plunge continuity, and lack pronounced zoning. The ore mineralogy is dominated by gold, pyrite and arsenopyrite. Subordinate minerals such as galena, chalcopyrite, pyrrhotite, sphalerite, tellurides, scheelite, bismuth and stibnite also occur. Sulphide mineralogy commonly reflects the litho-geochemistry of the host rock with arsenopyrite being the most common sulphide mineral in metasedimentary host rocks and pyrite or pyrrhotite being more typical in metamorphosed igneous hosts. The gangue and alteration mineralogy are dominated by quartz and carbonate (ferroan dolomite, ankerite, siderite, calcite) with subordinate albite, fuchsite, sericite, muscovite, chlorite and tourmaline.

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Item	9 – Exploration and Evaluation Methodology

Item	9 (a) - Exploration Drilling

The current programme of down-dip drilling from underground crosscuts to test depth extensions of the various orebodies has been underway since 2013. To date 187 holes have been drilled comprising 66,665 m as per Table 4.

Table 4: Exploration Drilling Number of Holes and Metres by Chamber

Chamber	2013		2014		2015		2016		2017		Total
	No. Holes	Metres Drilled	No. Holes	Metres Drilled	No. Holes	Metres Drilled	No. Holes	Metres Drilled	No. Holes	Metres Drilled	No. Holes	Metres Drilled
Blanket 630 North	1	367	5	2,225	9	3,580	9	4,224	8	4,056	32	14,452
Blanket 630 Central	0	0	5	1,904	13	5,172	5	2,081	5	2,353	28	11,509
Blanket 630 South	7	3,310	0	0	0	0	0	0	9	4,589	16	7,898
AR Main 750 Inner	2	552	12	3,274	0	0	4	770	5	1,365	23	5,961
AR Main 750 Outer	0	0	3	1,282	12	5,091	12	5,671	1	360	28	12,403
Eroica South 750 Inner	0	0	0	0	1	389	24	6,414	0	0	25	6,803
AR South (EW Limb) 750 Inner	0	0	0	0	3	413	0	0	20	4,685	23	5,098
AR South (NS Limb) 740 Inner	0	0	0	0	2	304	4	610	6	1,627	12	2,540
Total	10	4,228	25	8,685	40	14,948	58	19,768	54	19,035	187	66,665

The current (post 2013) phase of drilling has been focussed on downdip extensions to Blanket Section, AR Main and Eroica South orebodies with commencement of downdip drilling at AR South orebodies in early 2017. A listing of exploration intersections used for the digital Mineral Resource Estimate described below is included as Appendix 6.

While the programme commenced in 2013 with two refurbished rigs, productivity was significantly increased in 2015 with the introduction of additional rigs. Five Kempe “K600” rigs are now employed at Blanket Mine. Currently three rigs are drilling in high priority areas concurrently six days a week on day and night shifts. The other two rigs (when one of the rigs is not on surface for a major service) are kept in position on holes in lower priority areas on standby for times of breakdown or rig movement for the three ‘priority’ rigs in order to optimise overall production.

Drilling coverage has been planned to initially scope out the wider area below 22 Level to bring areas to Inferred Mineral Resource category at a spacing of approximately 60 m along strike by 100 m downdip. Once the areas are adequately covered at this spacing infill drilling is planned at a spacing of approximately 30 m along strike by 50 m down dip to bring Resources to Indicated status.

Further upgrade to Measured Mineral Resource category using the downdip exploration drilling is not practical because of the amount of drilling that would be required to reach the required intersection spacing of 7.5 m along strike by 15 m vertical. Measured Mineral Resource status from downdip exploration drilling will only be achieved where holes inadvertently deviate so that their spacing is much closer than planned. Measured Mineral Resource status is achieved by development of sublevels within the orebody at 15 m vertical distance with channel and sludge sampling along strike and evaluation drilling every 7.5 m along strike.

Current exploration drilling coverage is limited by available drilling chambers. Drilling is conducted from chambers on crosscuts developed into the hanging wall. Development to new chambers at AR South and Eroica is ongoing. Current drill coverage is shown in Figure 14.

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Figure 14: Long Section View with Current Drill Coverage

Long Section View with Current Drill Coverage

Directional drilling techniques are not employed but holes are planned incorporating a deviation based on knowledge from previous drilling. While this does not result in a perfectly regular intersection spacing due to irregular and unexpected deviations of holes, the areas are drilled until they are adequately covered. Drilling coverage to Indicated Resource category spacing is only practical for hole lengths of up to around 300 m due to unpredictable hole deviations with further upgrades of Inferred to Indicated only possible once drilling positions have been developed in the hanging wall on the deeper levels.

Drilling is carried out primarily by Blanket personnel but with a Contractor managing and overseeing the operation. The Contractor supplies key staff comprising Supervisors and trained drillers, and provides ongoing maintenance requirements to ensure the smooth running of the operation. All drilling is currently being carried out by BQ (36.5 mm diameter) core.

The management of the drilling process rests with the responsible geologist. A summary of drilling procedures for exploration drilling is outlined as follows:-

•	Planned hole collar set up information is provided by geologist.

•	Hole azimuth is set up by surveyor. Hole dip is set up using built in rig clinometer. Set up is checked by Blanket Mine geologist or geotechnician. Hole collar is surveyed when rig is established in position and drilling.

•	Drilling and core are monitored by geologist and geotechnician with checking to ensure core obtained attains a recovery of at least 95%. Hole is stopped based on geological observations.

•	Downhole survey is carried out using Icefield Multi-shot MI3 instrument. Survey readings are downloaded and checked for validity using quality assurance and quality control (“QAQC”) procedure. If not acceptable, request for resurvey.

•	Hole is capped with hole number clearly marked on cap.

Core handling procedures are as follows:-

•	The drillhole identification number and box number are clearly marked onto the upper left side and face of each core tray.

•	All core is packed into core trays as it is recovered from the hole with blocks indicating the depth placed at the end of each ‘run’ for each 3 m drill rod. Core trays are kept secure and guarded against possible mixing.

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•	All core boxes are transported to the core yard at the end of the drilling shift where their receipt is entered into a log book.

•	Core boxes are laid out in the correct sequence.

•	Drill core is checked as orientated and assembled to ensure that all pieces fit, and that orientation lines are consistent.

•	Core recoveries are measured between drill depth markings by the geologist or geotechnician to record the core recovery. The complete length of the hole is metre marked.

•	RQD measurements are recorded by the geotechnician.

•	Core is photographed dry and wet.

•	Logging of core is carried out by the geologist.

•	Mineralised zones are identified and selected for sampling. Sample boundaries are marked at 0.6 m intervals in nearly homogeneous mineralised zones. Selective sampling intervals are employed on mineralised units with unique features, e.g. colour, concentration of mineralisation, alteration and mineralogy.

•	The core is split into two equal halves with a diamond saw. One half is retained in the core tray.

•	Specific Gravity (“SG”) measurements are carried out for each sample prior to bagging and submission to mine laboratory for sample preparation and assay (Blanks and Certified Reference Material (“CRMs”) are inserted into the sample sequence at this point).

•	Split intersections retained in the core tray are photographed wet.

•	On receipt of assays, QAQC is carried out. Drilling data is incorporated into the database. Plotting in Surpac, 3D modelling and evaluation are carried out.

Item	9 (b) - Evaluation Drilling

Underground mining infrastructure in the form of development drives at 15 m vertical intervals within the orebody are required in order to achieve the required spacing of 7.5 m along strike by 15 m downdip for the Measured Mineral Resource category. Evaluation drilling is normally only applicable to wider DSR orebodies, while Quartz Reef orebodies are either fully exposed by the actual development drives or can be fully evaluated with sludge holes where required to check for mineralisation in the immediate hanging wall or footwall.

A summary of evaluation drilling parameters and procedures is as follows:-

•	Sublevel drives are mined within the orebodies along strike at 15 m vertical intervals. Drill cubbies are developed every 7.5 m for evaluation drilling.

•	Planned hole collar set up information is provided by the geologist. Holes are drilled into the hanging wall and footwall of the development drive to establish the extent of the mineralisation. Holes are normally horizontal and drilled perpendicular to strike. Holes are drilled using an air driven “meter eater” machine with AXT (30.5 mm diameter) core.

•	Drilling and core is monitored by the geologist and geotechnician with checking to ensure core obtained attains a recovery of at least 95%. Hole is stopped based on geological observations.

•	Hole collar coordinates, azimuth and dip is surveyed (usually when hole is completed and rig is off the hole using a drill rod inserted into the hole). Hole number is recorded by painting on sidewall.

•	Handling and processing of core follows a similar procedure as for exploration core as detailed above. However, for evaluation holes whole core is sampled.

•	Core is packed into 1 m long closable core trays as it is recovered from the hole with blocks indicating the depth placed at the end of each ‘run’ for each 3 m drill rod. Core trays are kept secure and guarded against possible mixing.

•	All core boxes are transported to the core yard at the end of the drilling shift where their receipt is entered into a log book.

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•	Core is carefully repacked into 1.5 m long core trays. Drill core is checked as orientated and assembled to ensure that all pieces fit, and that orientation lines are consistent. The drill hole identification number and box number are clearly marked onto the upper left side and face of each core tray.

•	Core boxes are laid out in the correct sequence.

•	Core recoveries are measured between drill depth markings by the geologist or geotechnician to record the core recovery. The complete length of the hole is metre marked.

•	RQD measurements are recorded by the geotechnician.

•	Core is photographed dry and wet.

•	Logging of core is carried out by the geologist.

•	Mineralised zones are identified and selected for sampling. Sample boundaries are marked at 0.6 m intervals in nearly homogeneous mineralised zones. Selective sampling intervals are employed on mineralised units with unique features, e.g. colour, concentration of mineralisation, alteration and mineralogy.

•	Whole core is sampled. Specific Gravity (“SG”) measurements are carried out for each sample prior to bagging and submission to mine laboratory for sample preparation and assay (Blanks and Certified Reference Material (“CRMs”) are inserted into the sample sequence at this point).

•	On receipt of assays, QAQC is carried out. Information for evaluation holes is both processed digitally (incorporation of all drilling data into database, plotting in Surpac, 3D modelling, evaluation) and plotted manually on the level plans.

•	1:250 scale survey plans are generated as ‘base plans’ for assay, stope assay and geology plans for each 15 m sublevel.

•	Drill assay information is plotted manually on 1:250 scale assay plans for every 15 m sublevel. Assay plans also record the chip and sludge sampling on the surveyed development and are the basis for orebody delineation in conjunction with the geology plans (stope assay plans are generated to show stoping progress and stope assays).

•	Geological information for evaluation holes is plotted manually on 1:250 scale geology plans for every 15 m level. Geological plans provide the context of the mineralisation and validation of orebody shapes and structural discontinuities.

Item	9 (c) - Channel Sampling and Sludges

Underground channel/chip sampling and sludge sampling procedures are outlined as follows:-

•	The distance from a known survey peg to the first sample section is noted. Subsequent sample sections are marked at 2 m intervals on the roof of the drives along strike. Jethro and Blanket Feudal sample sections are taken at 1.5 m intervals along strike.

•	Sample sections are taken using a chisel and collection dish starting from the hanging wall to the footwall. Samples are generally taken in 0.6 m lengths but may vary depending on geology or the width to be sampled.

•	In wider mineralised zones where not all the mineralisation is exposed by the primary development, sidewall sludge holes are drilled to a depth of 1.2 m. Sludge holes are drilled into the hanging wall and footwall along the same section line as the channel samples. Drill discharge water is collected in cloth bags and the water seeps out leaving a sludge sample. Samples are taken every 0.6 m. The hole is flushed between each sample to reduce contamination.

•	A sample weight of about 2 kg is collected in each instance.

•	A ticket tagging system is used with sketches drawn at the face showing the ticket numbers corresponding to the samples taken. This assists the data capture in that on receipt from the laboratory, results are plotted on the assay plan against the corresponding ticket numbers.

•	Blanks and Certified Reference Material (“CRMs”) are inserted into the sample sequence.

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•	On receipt of assays, QAQC is carried out. Information for channel and sludge samples is both processed digitally (incorporation of all channel and sludge data into database, plotting in Surpac, 3D modelling, evaluation) and plotted manually on the level plans.

•	1:250 scale survey plans are generated as ‘base plans’ for assay, stope assay and geology plans for each 15 m sublevel. Channel and sludge assay information is plotted manually on 1:250 scale assay plans for every 15 m sublevel.

Within all of the mineralised zones, except the AR Main and AR South wider bodies, only 4.2 m is normally sampled (includes 1.8 m wide drive and 1.2 m of sludge sampling into both the hanging wall and the footwall) across the strike and any mineralisation beyond these limits is not included in the Mineral Resource. The unsampled payable sections outside of this width are mined, but reported as coming from not-in-reserve (“NIR”) blocks.

While the accuracy of sludge sampling is debatable, it is considered to give a reliable indication of mineralisation. By the nature of the sampling methodologies the roof chip sampling and sampling of the evaluation drill holes would appear to have a higher confidence than the sludge sampling. However, an analysis of these three sample types for the AR South orebody in 2015 (180,000 samples) found that sludge drilling could not be differentiated on statistical grounds from the other sample types.

In the case of the underground chip sampling the high volume of samples reduces the impact of isolated sampling inaccuracies.

Figure 15: Chip Sampling, Sludge Sampling and Evaluation Holes in Eroica Development

Chip Sampling, Sludge Sampling and Evaluation Drill holes in a portion of 645 Level at Eroica

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Item	10 – Sample Preparation, Analyses, Quality Assurance and quality control

Item	10 (a) – Sample Preparation and Analysis Procedures

All samples are analysed by the Blanket Mine Assay laboratory. The process is broadly as follows:-

•	The sample is crushed to -10 mm and riffle split to produce a portion of approximately 400 g.

•	The 400 g portion is pulverised in a Rocklabs ring mill. Blank samples are run in the pulveriser after every 10 samples for channel chip and sludge samples as per normal laboratory procedure. For evaluation holes after every five samples and for exploration holes after every sample.

•	Pulp is measured into a crucible. For drill core samples, a new crucible is used for every sample. For other samples, it is acceptable for crucibles to be used multiple times but discarded when cracked or showing signs of absorbed impurities.

•	A 50 g aliquot is used for all drill core samples. A 25 g aliquot is used for channel chip samples and sludge hole samples.

•	All samples currently undergo Fire Assay analysis for gold only.

Item	10 (b) – Quality Assurance and Quality Control

All sample submissions to the laboratory must be accompanied with clear instructions on a Sample Submission Sheet regarding sample preparation and assay methodology. The sample submission sheet contains spaces and selections to accommodate all necessary instructions for the laboratory. Guidelines for treatment of the different sample types are shown in Appendix 4. Each of the items on the Sample Submission Sheet is discussed below.

QAQC procedures are constantly reviewed to ensure the best practices are followed. The procedures outlined below describe the current information handling. Over the next 12 months a new database system will be implemented and it is anticipated that at that point the procedures will be further reviewed.

Samples are not released by the Geology department to the assay laboratory that do not satisfy all of the aspects described below. Each Section Geologist is responsible for ensuring that this is done for drilling, channel or sludge samples originating from their underground section.

Samples are not accepted for assay by the laboratory if they do not satisfy the criteria described below. In the event of such an occurrence, it is reported to the Geology Manager or the Technical Services Manager.

Sample Preparation

Blanks

Blanks are inserted according to the sample type (see Appendix 4). For exploration drilling samples, two blanks are inserted for every 36 samples (the number of samples processed in a “batch” at one time in the laboratory). Exploration holes include deep drill holes but also include other surface drill holes. Evaluation Holes are holes which are used to define the limits of the orebody, generally at 7.5 m spacing along strike.

The mass of a blank sample needs to be only slightly higher than the weight of the aliquot (50 g for drill core samples and 25 g for all other samples). Blanks are prepared in advance in sealable card packets to avoid any contamination. Blanks are inserted into the batch in random positions in the sequence within a mineralised zone.

For samples submitted directly to the laboratory by the samplers (sludge and chip samples for both grade control and evaluation), blanks are currently inserted by the laboratory until a new procedure is in place.

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The results for the blanks and standards are monitored on a batch by batch basis with the blanks treated separately from the standards.

Standards

Standards are inserted according to the sample type (see Appendix 4). For exploration drilling samples, three standards are inserted for every 36 samples (the number of samples processed at one time in the laboratory). The mass of the standard needs to be only slightly higher than the weight of the aliquot (50 g for drilling samples and 25 g for all other samples).

Standards are prepared in advance in sealable card packets to avoid contamination. The main purpose of Standards is to check the accuracy of the assay procedure. There are generally three groups of standards - very low grade (±0.4 g/t), low grade (±1.4 g/t) and high grade (±3.8 g/t). All three types of standards are used and are inserted into the batch in logical positions in the sequence within a mineralised zone. The standard is included in the number sequence, is not labelled as a standard and is not recorded as a standard on the sample submission sheet.

For sludge and chip samples which are submitted directly to the laboratory by the samplers (samples for both grade control and evaluation), standards are currently inserted by the laboratory. The results for the standards are monitored on a batch by batch basis and on a standard by standard basis.

Duplicates

Duplicates are split by the laboratory from pulps as per instructions on the Sample Submission Sheet completed by the geologist. Duplicates are requested for exploration drilling samples only.

On the sample submission sheet, the "Sample No." is the sequential number for the duplicate and there will be a gap in the sequence of samples submitted for this duplicate. In the Sample Source column, the number of the sample from which the duplicate is sourced, is recorded. The splitting of a sample is carried out by the laboratory and the split fraction allocated the new sample number for the duplicate.

Assessment of Results

A QAQC report for each batch is completed and saved (with the name of the batch) on the server. This report includes graphs showing the results for blanks, standards and duplicates and a short statement concluding whether the results are satisfactory or whether a re-assay is required.

QAQC sample data is monitored on a monthly basis to ensure that sample batches with control sample data outside of acceptable limits are re-submitted for analysis in a timely manner.

Blanks

All blanks with values greater than the detection limit are flagged. A decision is then made by the Geology Manager as to whether to re-assay or not.

Results for blanks for all batches are compiled into one table on an ongoing basis, so that the general blank results can be monitored. This is done on a quarterly basis and finalised at the end of every quarter. This is done in MS Excel and includes a table indicating Batch No., Sample No. and Grade (Au g/t), together with a graph depicting the results for all the blanks. If more than one type of blank is used, then this is done separately for each blank. The report is given the name of the particular blank in question followed by the year and the quarter number (e.g. AMIS0439_2016Q3) and saved on the Mine’s computer server. Examples of blank results are shown on the graph in Figure 16.

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Figure 16: Results for Blanks for 2017 Third Quarter

Sample blank material in Figure 16 comprised un-mineralised granite sourced from the local area. A total of 138 sample blanks were inserted throughout the drilling campaigns for the third quarter from June 2017 to August 2017, representing a rate of approximately one blank sample for each 20 assay samples.

A threshold of ten times the analytical detection limit (i.e. a threshold of 0.08 g/t) was used to discriminate samples showing evidence of cross-contamination. Blank assays generally performed well with 96% pass except for a few (4%) spikes that showed some signs of cross-contamination within the batch.

Although some instances of mislabelling of Blanks or Standards has been identified in the past, these poorly performing blanks returned values that did not match any of those of the certified reference material. It was therefore assumed that they were either a result of mix-up between Blanks and mineralised material, or resulted from cross-contamination.

Standards

Standards with values greater than two standard deviations are flagged. A decision can then be made by the Geology Manager as to whether to re-assay or not.

For all batches the results for each standard are compiled into one table on an ongoing basis, so that the trend and accuracy of each standard can be monitored over time. This is done on a quarterly basis and finalised at the end of every quarter. This is done in MS Excel and includes a table together with a graph depicting all the results for that particular standard. A separate report is done for each standard. The report is given the name of the particular standard in question followed by the year and the quarter number (e.g. AMIS0335_2016Q3) and saved on the Mine’s computer server. Examples of standard results are shown on the graphs in Figure 17 and Figure 18.

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Figure 17: Results for Standard AMIS 335 for 2017 Third Quarter

For AMIS 335 the majority (94%) of assay data fell within two standard deviations, and showed good assay quality without significant bias. It is considered that the Blanket Mine assay laboratory performs well for samples above 3 g/t.

Figure 18: Results for Standard AMIS 221 for 2017 Third Quarter

For AMIS 221, 57% of samples fall within two standard deviations and 85% fall within three standard deviations. It is considered that the Blanket Mine assay laboratory performs moderately on samples of around 1g/t. This grade range falls below the cut-off grade and has a lesser impact on overall Mineral Resources.

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Duplicates

Duplicate results are plotted against each other and poor correlations are flagged. Appropriate action is then taken.

Results for all duplicates for all batches are compiled into one table on an ongoing basis, so that the overall repeatability of duplicates can be monitored. This is done on a quarterly basis and finalised at the end of every quarter. This is done in MS Excel and includes a table indicating Batch No., Sample No. and Grade (Au g/t), Duplicate No. and Duplicate Au g/t, together with a XY correlation graph showing all of the results for all the duplicates. The report is given the name "Duplicates" followed by the year and the quarter number and saved on the Mine’s computer server. An example of duplicates plotted is shown as Figure 19.

Figure 19: Results for Duplicates for 2017 Third Quarter

In 2017 third quarter between June 2017 and August 2017, 74 field duplicate samples were assayed, which equates to a rate of one field duplicate in 20 assay samples.

Duplicate assays show a good correlation with approximately 80% pass rate. Some outliers are evident but these are expected considering the nature of the mineralisation and assay process. The duplicate assays are within acceptable industry standards of approximately 20%.

Resubmission to an Accredited Laboratory

For exploration drill holes only, 20% of samples from the mineralised zone are resubmitted to a second accredited laboratory, which is currently Performance Laboratory in Harare.

Blanks, standards and duplicates are submitted with the batch as per designated allocation for exploration drill core. Duplicates are prepared by the mine laboratory from the pulps prior to dispatch.

Samples retain their original number. Duplicates are given a new number but a record is kept (in report described below) linking the duplicate number to the original sample.

A report is prepared for each batch showing the results for blanks, standards and duplicates, as well as a report showing the correlation between the results for Blanket Mine laboratory and Performance laboratory. Separate reports are compiled to assess the results for each of the blanks, standards and duplicates for Performance Laboratory as described above. A graph for re-assays by Performance laboratory against Blanket assay laboratory’s original assay is shown as Figure 20.

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Figure 20: Comparison of Blanket Assays with Performance Laboratory Check Assays

The inter laboratory checks performed fairly, with a reasonable correlation and no significant bias. Some outliers are evident but these may be the result of the nature of the mineralisation and the assay process. The results are considered within acceptable industry limits.

Storage of Pulps

Pulps are retained for all drill core samples (both evaluation holes and exploration holes). They are collected by Geology and stored at the facility at the Exploration department offices. Pulps are stored in strong, sealed boxes clearly labelled with the drill hole name, batch number and sample numbers.

Storage of Coarse Rejects

Coarse rejects are retained for all exploration drill core samples. They are collected by Geology and stored at the facility at the Exploration department offices.

Item	10 (c) – Adequacy of Sample Preparation

The mine laboratory was inspected by Mr Dario Clemente of Minxcon in 2014 and even though the mine laboratory is not accredited, it employs good housekeeping, suggesting a fairly high standard (refer to Item 12). As part of its external verification process the mine laboratory sends samples away to Duration, Met Solution and Performance Laboratories (accredited), to test their precision and accuracy. Minxcon was supplied with figures for January, April, July and August 2014 which (apart from April) had a good correlation coefficient.

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In addition, the laboratory makes use of standard reference material which it sources from AMIS in South Africa. Graphs, which show a good correlation, were supplied to Minxcon. The laboratory is manually operated and does not have an electronic tracking system. A Laboratory Information Management system (“LIMS”) will assist in reducing human error and implementation of an ‘in-house’ system is planned for 2018. The sample preparation methodology could be improved but is considered to be adequate for Mineral Resource estimation purposes given the good correlation between planned grades and actual recovered grades in the plant.

A further inspection of the mine laboratory by an independent consultant Mr Jeremy Eliot was was conducted in June 2016. Conclusions were similar in that improvements could be made but overall the facilities and processes were of a satisfactory standard.

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Item	11 – Data Verification, Interpretation of Data

This section outlines the data verification procedures conducted on all data types feeding both into the manual and the digital Mineral Resource estimates. It also outlines the interpretation of data prior to the estimation of the Mineral Resource.

Historically all Mineral Resources have been calculated manually using the available geological and assay plans. There is an ongoing process of digitally capturing historical data and generation of geological and structural models for orebody definition. This process has been underway at Blanket Mine since early 2016 and there is currently a systematic shift towards digital interpretation and delineation of Mineral Resources.

Preliminary orebody digital models together with mine workings models are now available for the whole mine with structural and geological features compiled digitally for some sections of the mine. The primary use of the models has been to generate a broader understanding of the geological and structural make-up of the Blanket Mine deposit. A programme of advancement of this model is ongoing with continuous improvement of structural and geological interpretations but with most focus directed at current exploration areas.

The current rule of thumb is that primary orebody interpretation for active areas (mostly above 22 Level) for Mineral Resource estimation purposes is carried out manually while digital models for exploration areas (mostly below 22 Level) are currently being progressed to the standard required for digital Mineral Resource estimation. This is a phased approach and to date, detailed orebody models for use in digital Mineral Resource estimates have been created for AR Main and Blanket Sections only.

For AR South and Eroica, preliminary models are available but will only be advanced for use in digital Mineral Resource estimates once the initial phase of exploration drilling is completed towards the end of the first quarter in 2018. Lima will only be at a much later stage when additional drilling has been done for this area. Additional areas above 22 Level will be considered for digital Mineral Resource estimates where this approach is considered most practical.

The delineation and interpretation of the mineralised zones for both manual and digital estimates is based on geological data together with gold grades obtained from the chip, sludge, evaluation drilling and exploration drilling samples. An orebody envelope is defined by the geologist using assay and geological information. For the August 2017 Mineral Resource estimate a grade cut-off of 1.89 g/t has been used in defining the ore envelopes. This cut-off is based on a gold price of USD1,260/oz and a cost per tonne of USD66. This cut-off is applied to all orebodies at Blanket Mine.

Item	11 (a) – Data Verification Procedures

The Qualified Person has reviewed all data types from the sampling stage through to the resource block listing stage for the Mineral Resource manual and digital estimates which feed into the Mineral Resource statement.

As part of the verification process the development assay plans have been checked in terms of the displayed data and how it feeds into the Mineral Resource evaluation process. The chip, sludge and evaluation drilling assay data are displayed on the development assay plan (Figure 21).

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Figure 21: Development Assay Plans

Development Assay Plans

Item	11 (b) – Adequacy of Data

The Qualified Person deems the data to be adequate for the purposes of conducting meaningful Mineral Resource estimations with appropriate Mineral Resource classification in accordance with the guidance as described by NI 43-101. Proof of this statement is validated by the fact that the mine has operated successfully for a number of years using the current Mineral Resource estimation systems with good historical conversion rates for Inferred Mineral Resources to Indicated and then on to Measured.

The Qualified Person is of the opinion that the sampling database is acceptable for the resource estimation methodology being utilised at the Blanket Mine because of the sheer volume of sampling data from the mining operation as well as the historical reconciliation between the gold called for and the recovered gold which indicates a good correlation.

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Manual Interpretation for Active Areas

The following process is followed for manual Mineral Resource definition. Manual interpretation has been carried out for all areas above 22 Level and some areas below 22 Level where drill coverage is not yet adequate for a digital interpretation.

Delineation of the mineralised zone is achieved by linking the extents of gold mineralisation which has a grade above the current cut-off of 1.89 g/t in conjunction with the geological and structural interpretation. This is carried out manually on the 1:250 sublevel assay plans normally every 15 vertical metres. It is important to relate the interpretation of the orebody on each sublevel with the interpretation on the sublevels above and below to ensure consistency with the interpretation.

Due to the near vertical nature of the mineralised shoots, longitudinal vertical projection plans are used to depict the development (Figure 22) and to assist with interpretation of ore shoots in the vertical dimension for the various mine sections and for the mine as a whole.

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Figure 22: Example of a Vertical Projection Using the Chip Sampling to Delineate the Payable Mineral Deposit

4BF14
4BF13
4BF8
4BF9
4BF10
Summary
"In-situ" : 1830t @ 2.75g/t
Diluted : 2100t @ 2.39g/t
B__F H/W
L__ PROJECTION
SCALE 1:250

Example of a Projection Using the Chip Sampling to Delineate the Mineralised Mineral Deposit

Digital Interpretation

Preliminary orebody models have been developed for the whole mine. Initially these have been simply based on ore outlines digitised from scanned assay plans. This was done to give a visual three-dimensional representation of the orebody configuration and their relationship to key structures in order to aid understanding and future target development on a broader scale. There is an ongoing programme of advancing this model with digitisation of assay (from channel, sludge, evaluation and exploration drilling) and geological data and direct modelling of this data.

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This programme of more detailed modelling has been focussed on exploration areas below 22 Level where there is good coverage of downdip drilling and to date has been carried out for Mineral Resource estimate purposes at AR Main and Blanket sections.

The philosophy has been to improve on the understanding above 22 Level where there is abundant information and apply this to below 22 Level where there is relatively little information (normally only drilling).

The current AR Main model comprises one contiguous modelled orebody based on channel, sludge and evaluation drilling information above 22 Level and exploration drilling information below 22 Level. Blanket Section comprises eight separately modelled orebodies below 22 Level. The process applied to the interpretation of Blanket orebodies is described in more detail below. A listing of exploration intersections used for the digital Mineral Resource Estimate described below is included as Appendix 6.

Blanket Section Modelling Above 22 Level

For Blanket Section with the multiple orebodies and its complex structural and geological make up, it was considered prudent to thoroughly review the structural and geological model where there is abundant historical information above 22 Level (and including current development of 2 Orebody down to 26 Level) in order to improve on the interpretation below 22 Level (where apart from the development of 2 Orebody to 26 Level there is only exploration drilling).

Orebody and structural information was digitised from surface to 22 Level (and including 2 Orebody to 26 Level) using available channel, sludge, evaluation drilling and exploration drilling information. It was then interpreted and modelled in 3D to guide the geological and structural model below 22 Level.

The model for Blanket Section comprises 1, 2, 3, 4, 5, 2-Leader DSR orebodies, and BQR Orebody. The DSR orebodies are displaced by the BQR which in turn is displaced (along with all the DSR Orebodies) by the Wenlock Fault. The model is shown as Figure 23.

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Figure 23: 3D Model for Orebodies from Surface to 22 Level (including 2 Orebody to 26 Level)

3D Model for Orebodies from Surface to 22 Level (including 2 Orebody to 26 Level)

All channels, sludges and evaluation drillholes have been digitally captured in a database from 18 Level down to 22 Level and for 2 Orebody from 22 Level to 26 Level. This information together with the geological and structural interpretation has been used to define orebody outlines below 18 Level for each sublevel to 22 Level (and for 2 Orebody for 22 Level to 26 Level). This was considered as the ‘primary’ information in these areas but outside of these areas Exploration drilling is the only source of information that can be used in the orebody modelling. Extending of the model to include the exploration drilling is described below.

Validation of Exploration Drilling Information

A thorough validation process was carried out on exploration drillholes. This includes holes from the current programme that commenced in 2013 and holes from previous programmes. This first step of this validation process is the verification of the collar and downhole survey information.

All holes undergo downhole survey with an Icefield Multishot MI3 tool. Regular checking and calibration of the tool is carried out to ensure reliability of data. Readings are taken every 3 m down the hole. It is critical that these readings are properly interpreted in order to best define the trajectory of the hole. Plots are carried out for the azimuth, dip and magnetic field intensity readings from the down hole survey instrument (raw data) with depth and assessed for any anomalies that may need correction. Being a magnetic based downhole survey instrument, the azimuth reading is sensitive to external conditions.

Any apparent abrupt changes in azimuth are checked alongside the magnetic field intensity for that depth. If it is judged that the instrument is affected by magnetism at that depth, the azimuth reading at that depth is disregarded. Any ‘real’ significant kinks in the hole shown by an abrupt change in azimuth will invariably be accompanied by an inflection of the dip at that point and in this case the reading should not be adjusted.

Holes that have questionable downhole surveys are resurveyed as soon as possible but for various practical reasons, for several holes that require proper verification by repeat downhole survey, this has not yet been done. In order to best check the reliability of these un-validated downhole surveys, all modelling was first carried out with the holes where the downhole survey has been deemed acceptable. Drillholes with un-validated downhole surveys were only then included to check if the plotted position of the intersections corresponded with the model.

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Assay verification relies on the assay QAQC procedures described in Item 10. In addition, verification of assays with logs was carried out to ensure areas where high assays were returned corresponded with the areas logged in the hole as well mineralised as well as visual comparison with the actual core. Where possible, specific orebodies were identified in the logging based on their characteristics, with their anticipated intersection position as a guide to this interpretation.

Based on the assay values, the intersections were categorised in terms of ore and internal waste. Samples which returned values of higher than the defined cut-off of 1.89 g/t were defined as ore. As per manual estimation, internal waste parameters used the criteria as per Table 5.

Table 5: Internal Waste Criteria

Orebody Thickness (m)		Maximum Internal Waste (m)
From	To
0.0	1.0	0.0
1.1	4.0	1.0
4.1	8.0	2.0
8.1	12.0	4.0
>12.0		7.5

Blanket Section Modelling Below 22 Level

On completion of the validation process, exploration drillholes were plotted in 3D.

The Wenlock Fault is a key structure in the Blanket Section that cuts and displaces all the orebodies that come into contact with the fault. As such the Wenlock Fault was modelled first. Where the Wenlock Fault is clearly identified in development and drilling this information was used to create a preliminary surface for the fault. Other unnamed structures identified in drilling were then plotted and where they spatially corresponded with the Wenlock Fault preliminary surface, the surface was reconstructed including these additional points.

Top and bottom limits of each of the main orebodies were digitised using the pre-defined orebody limits (including ore and internal waste). Using the model compiled above 22 Level (including 2 Orebody down to 26 Level) as a guide, orebodies were modelled as upper and lower surfaces from 18 Level to 22 Level (including 2 Orebody to 26 Level) using channels, sludges, and RoM drillholes. Outside of this area the upper and lower surfaces were defined based on the exploration drilling intersections.

In total, eight sets of upper and lower surfaces were modelled. Those orebodies in the hanging wall to the Wenlock Fault were given a “HW” suffix, while those in the footwall were given a “FW” suffix. Orebodies were modelled in the following order which largely corresponds to their order of precedence:-

•	BQR HW (“BQRHW”);

•	2 Orebody HW (“BLK2HW”);

•	1 Orebody HW (“BLK1HW”). Does not extend along strike to the Wenlock Fault;

•	4 Orebody HW (“BLK4HW”). It appears that 4 Orebody and 2 Leader coalesce on the HW side of the Wenlock Fault so they have been modelled together;

•	BQR FW (“BQRFW”);

•	2 Orebody FW (“BLK2FW”);

•	4 Orebody FW (“BLK4FW”); and

•	2 Leader orebody FW (“BLK6FW”).

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The surfaces were then expanded laterally by 20 m and downdip to 38 level and solids created. Where expanded solids were seen to overlap they were clipped in the order of precedence listed above (BQR cuts 2 Orebody, 2 Orebody cuts 1 Orebody, etc). The makeup of the eight orebodies below 22 Level is shown in Figure 24.

Figure 24: Blanket Section Orebodies Modelled below 18 Level. Transparent Surface is Wenlock Fault

Blanket Section Orebodies Modelled below 18 Level. Transparent Surface is Wenlock Fault

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Item	12 – Mineral Processing and Metallurgical Testing

Item	12 (a) – Nature and Extent of Testing and Analytical Procedures

The plant currently treats RoM from the main orebodies (refer to Item 16 (b) for analysis on the historic production efficiencies). The ore is free milling and the mineralogy has not changed to a significant degree (the gold recoveries have been consistent for the past two years). Sufficient information from historic production is required to determine the expected production performance with reasonable confidence.

Item	12 (b) – Basis of Assumptions Regarding Recovery Estimates

The expected processing efficiencies are based on historic production.

Item	12 (c) – Representativeness of Samples

The samples measured from historic production are considered reliable and representative. As a result, they can be used to adequately predict future performance.

Item	12 (d) – Deleterious Elements for Extraction

The arsenopyrite content of RoM material currently being treated from Blanket Mine is sufficiently low enough not to pose a risk to economic extraction and deposition of tailings.

Blanket ores are free milling in that 93% of the gold is recovered via direct cyanidation with a further 1% achievable with the use of oxygen pre-treatment injection methods. Arsenic therefore reports to the mine residue deposit in the form of undecomposed arsenopyrite, constituting less than 1% of the ore. The ore contains approximately 35% carbonate minerals which results in the tailings having an alkaline chemistry which inhibits the decomposition of arsenopyrite which is not exposed to the atmosphere. Rain water run-off from the tailings dam is channelled within bund walls to a sump from where it is returned to the plant as makeup water.

Blanket will be undertaking a pilot plant test work programme on the other more-refractory Mineral Deposits not currently being mined which may have a higher arsenopyrite content. Continuous testing and analysing of arsenic and other potential deleterious elements will be conducted as part of this test programme. Appropriate neutralisation steps will be included in the process design as required.

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Item	13 – Mineral Resource Estimates

The Mineral Resources were compiled and supplied by Blanket Mine personnel. The Qualified Person has verified that the Mineral Resources comply with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” and the Rules and Policies of the National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

Blanket Mine is currently in the advanced stages of digitisation. However, due to the complexities of the geology and relatively small resource blocks above 22 Level these areas have been calculated manually. Below 22 Level, AR Main and Blanket Sections have been calculated digitally. Other areas below 22 Level were calculated manually and will only be calculated digitally when additional information from drilling is available for these areas.

Item	13 (a) – Assumptions, Parameters and Methods Used for Manual Resource Estimates

Manual Estimation Methodology

Orebody interpretation methodology is described in Item 11. Methodology for the subsequent manual estimation process is described below.

•	The grades of the upper and lower bounding 15 m sublevels for the block are calculated from the channel, sludge and evaluation assays within the defined orebody envelope.

•	Individual sections are weighted by length (as can be seen in Figure 29).

•	The individual grades are capped to the 90% percentile when calculating the block grades. Top cuts for individual orebodies are detailed in Table 6. Examples of cumulative plots are shown in Figure 25 to Figure 28. Statistics before and after capping is shown in Table 7.

•	The area of the ore envelope at the upper and lower bounding 15 m sublevel for the block is measured off the plans using a planimeter. The grade of the block is then calculated by weighting of the upper and lower bounding 15 m sublevel orebody envelope grades by the area of the orebody at that elevation.

•	The vertical distance between the two sublevels together with the average area of the orebody at the two sublevels is used to calculate the volume, after which it is multiplied by the standard historical SG of 2.86 to calculate the tonnage.

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Figure 25: Cumulative Plot with Top-cut Annotation for Eroica

Figure 26: Cumulative Plot with Top-cut Annotation for AR Main

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Figure 27: Cumulative Plot with Top-cut Annotation for AR South

Figure 28: Cumulative Plot with Top-cut Annotation for Blanket 2 Orebody

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Table 6: Top-cut Assays for Blanket Mine Orebodies

Orebody	Upper Cut (g/t) August 2017
AR Main	8.29
Jethro	8.62
Sheet	8.35
Blanket 1 Orebody	16.20
AR South	10.00
Lima	10.24
Eroica	11.16
Blanket 4 Orebody	12.60
Blanket 2 Orebody	9.18
Blanket Feudal	8.46
BQR	12.91
Blanket 2 Leader	9.44

Table 7: Statistics for Assays Before and After Capping

Item	Capped	Uncapped
Number of samples	19573	19573
Minimum value	0.00	0.00
Maximum value	12.60	915.00
Mean	3.30	3.95
Median	2.20	2.20
Variance	11.24	96.98
Standard Deviation	3.35	9.85
Coefficient of variation	1.02	2.49
Skewness	1.31	53.82
Kurtosis	3.94	4470.03
90 Percentile	8.47	9.26

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Figure 29: Resource Block Evaluation Sheet on AR South Mineral Deposit

Resource Block Evaluation Sheet on AR South Mineral Deposit

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Figure 30: Resource Block Summary (note that Sample Width has m and not cm units – affects other units)

Resource Block Summary (note that Sample Width has m and not cm units – affects other units)

The manual nature of the process can be prone to human error when data is transferred from one activity to the next, e.g. from the block listing to the actual resource block plans in longitudinal sections. However, verification procedures are in place to minimise any errors. The total Mineral Resource and the various classifications are discussed below.

A summary of the parameters used in the manual resource estimation is as follows:-

•	Manual weighted averages of sampling data.

•	The individual sample points are top cut to the 90th percentile (Figure 25 to Figure 28, Table 6, Table 7).

•	Mineralised widths are determined by the combination of geology and the mineral resource cut-off of 1.89 g/t (based on a gold price of USD1,260/oz. and a cost of USD66/t).

•	A historical SG of 2.86 is standard for all orebodies.

•	For narrow orebodies a minimum mining width of 1.2 m is used.

•	Ore resource blocks are based on the geology and the geometry of mined-out areas.

•	The area of the orebodies for the upper and lower limits are multiplied by the vertical height of the block to obtain the volume.

•	Depletions are determined by the mine survey department.

•	The resources are classified into Measured, Indicated and Inferred Mineral Resources (classification criteria are described in the following section as per the Mine’s definition).

Inferred Mineral Resources

Inferred Mineral Resource block boundaries are taken to the following limits where no point within the block is greater than the specified distance from a sample point:-

•	60 m on strike; and

•	120 m on dip.

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Down-dip continuity at two times strike is taken from the known limits of pay shoots on other orebodies (Jethro and Blanket No. 1) which have tapered outlines with depths three to four times maximum strike. The following exceptions limit the distance of a resource block boundary from a sample point:-

•	Where the 60 m limit exceeds the strike confines of the pay shoot defined by existing up-dip mining limits.

•	Where peripheral intersections suggest a significant thinning of the mineralised zone.

•	Where un-mineralised holes indicate termination of the mineralised zone. In this instance the boundary is taken halfway between the mineralised and non-mineralised intercepts, with the restrictions of pay shoot boundary-taking precedence.

•	Where projected geological features (e.g. dykes and faults) are likely to affect the mineralised zone.

Indicated Mineral Resources

Indicated Mineral Resources are generated from core holes, mainly from underground drifts and in some instances from channel sampling of mine development. The latter are essentially extension blocks from Measured Mineral Resources and Proven Mineral Reserves. Indicated Mineral Resource block boundaries are taken to the following limits where no point within the block is greater than the specified distance from a sample point, with the following exceptions:-

•	30 m on strike; and

•	60 m on dip.

The 30 m strike distance of a resource block from a borehole intersection is reduced in the following situations:-

•	Where the 30 m limit exceeds the strike confines of the ore shoot defined by the up-dip mining limits.

•	Where peripheral intersections suggest a significant thinning of the mineralised zone.

•	Where un-mineralised holes indicate termination of the mineralised zone. In this instance the boundary is taken halfway between the mineralised and non-mineralised intercepts, with the restrictions of pay shoot boundary taking precedence.

•	Where projected geological features (e.g. dykes and faults) are likely to affect the mineralised zone.

Measured Mineral Resources

In practice, Measured Mineral Resources are normally converted upon completion of development and sampling to Proven Mineral Reserves. Measured Mineral Resource blocks are taken to the following limits, where no point within the block is greater than the specified distance from a sample point, with the following exceptions:-

•	7.5 m on strike; and

•	15 m on dip.

Down-dip continuity is determined by the mining method of 15 m lifts on the DSR Mineral Deposits and quartz shear reefs.

Assumptions, Parameters and Methods Used for Digital Resource Estimates

Orebody interpretation methodology is described in detail in Item 11. Digital estimation of Mineral Resources was carried out using Geovia Surpac software and the process is described below.

Digital estimation of Mineral Resources was carried out for Blanket and AR Main Sections below 22 Level. Blanket and AR Main Sections were selected for digital Mineral Resource estimate because they are well covered by downdip drilling and robust geological models have been developed in these areas based on this information.

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Holes drilled in the current (post 2013) programme are shown in Table 4 in Item 9. A listing of exploration intersections used for the digital Mineral Resource Estimate described below is included as Appendix 6. A summary of information utilised for the digital resource estimate is described in Table 8.

Table 8: Summary of Information used for the Digital Resource Estimate

Sample Type	Level	Orebody Section
		AR Main		Blanket
		No. Holes	No. Samples	No. Holes	No. Samples
Channels	Above 22 Level	1,219	5,493	2,241	8,068
	Below 22 Level	0	0	453	1,386
Sludges	Above 22 Level	456	877	1,484	2,696
	Below 22 Level	0	0	311	512
Evaluation Holes	Above 22 Level	83	1,080	34	404
	Below 22 Level	0	0	16	129
Exploration Holes (deep drilling)	Above 22 Level	0	0	0	0
	Below 22 Level	45	533	100	1,486
Exploration Holes (Other)	Above 22 Level	0	0	0	0
	Below 22 Level	0	0	0	0

Exploration drilling is targeted to first scope out areas at Inferred spacing before infilling to upgrade to Indicated where practically possible. Sample and drill intersection spacing is described in detail in Item 9 of this report. Mineralisation and widths are described in detail in Items 7 and 8 of this report. Exploration intersections together with Mineral Resource blocks are illustrated on Figure 31.

Because of geographical separation, two block models have been created. One covering AR Main below 22 Level and one covering Blanket Section below 22 Level. Block model parameters are described in Table 9.

Block Model Name	Block Size	Sub-Blocking			Origins			Extents (XYZ)			Bearing
		X	Y	Z	X	Y	Z	X	Y	Z
Blanket	5x5x5	0.625	0.625	0.625	-10530	-2307580	-110	-9810	-2306320	510	345
AR Main	5x5x5	1.25	0.625	1.25	-10850	-2306350	-100	-10650	-2305990	760	327.4

Table 9: Block Model Parameters

Block models were defined with blocks of 5 m x 5 m x 5 m dimensions. This block size was chosen as it represents a realistic selectivity for mining at Blanket Mine. Sub-blocking was carried out at 0.625 m x 0.625 m x 0.625 m for Blanket Section to best honour the irregular geometry of the orebodies. Sub blocking at AR Main was carried out at 1.25 m x 0.625 m x 1.25 m with the lesser dimension corresponding with the direction across the width of the orebody where better definition is required. Preparation of data for estimation is described below:-

•	Source data was taken from the drill database (includes channels, sludges, evaluation drilling and exploration drilling).

•	Assays were capped as per manual estimate to the 90th percentile (see Figure 25 to Figure 28, Table 6).

•	Assays were composited downhole using a sample length of 0.6 m. A minimum of 50% of a sample was required. Data was constrained to the orebody DTMs.

•	Composites were created for each of the separate AR Main and Blanket Section orebodies.

Estimation was carried out using inverse distance squared methodology. For each orebody, sample composites within that orebody were used to interpolate grades into blocks within that orebody.

As described in Item 11, Blanket Section was modelled as eight separate orebodies (including their division across the Wenlock Fault) and further domaining beyond this definition was not considered necessary.

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Search ellipses were oriented in the direction of the orebody plunge with dimensions along strike and downdip as per manual Mineral Resource estimates. Search parameters are described in Table 10 and Table 11.

These parameters, while they require ongoing detailed review and analysis have been the basis of historical manual Mineral Resource estimates. Detailed variography analysis for many of the individual orebodies has not given conclusive results due to insufficient data and more work is required on this front. However, considering that digital estimation is constrained to 20 m beyond the last drillhole intersection along strike, and that most of the orebodies are pervasive downdip for hundreds of metres, the parameters used are considered conservative.

Table 10: Digital Mineral Resource Estimate Search Parameters

Orebody	Axis 1	Axis 2	Axis 3	Rotation
BQRHW	250.5	0.0	-65.6	ZXY LRL
BQRFW	188.3	-67.8	-67.8	ZXY LRL
BLK4FW	167.1	65.2	65.2	ZXY LRL
BLK6FW	344.4	68.1	86.3	ZXY LRL
BLK4HW	92.4	84.2	0.0	ZXY LRL
BLK2HW	222.1	74.8	0.0	ZXY LRL
BLK2FW	244.1	75.3	0.0	ZXY LRL
BLK1HW	254.2	76.3	0.0	ZXY LRL
ARMFW	237.4	53.8	90.0	ZXY LRL

Table 11: Digital Mineral Resource Estimate Search Parameters

Mineral Resource Classification	Minimum No Samples	Maximum No Samples	Maximum No Samples per Drillhole	Major Ellipse Radius (down-plunge)	Secondary Ellipse Radius (perpendicular to down-plunge)
Indicated	5	25	3	60	30
Inferred	3	15	3	120	60

Parameters for the Indicated Mineral Resource category necessitate samples from at least two drillholes used in the estimation of a block value.

A discount factor of 15% for Inferred and 10% for Indicated Resources was applied for digitally estimated Mineral Resources for AR Main. For Blanket Section, the discount factor was 30% for Inferred and 10% for Indicated. Results for individually orebodies are shown in Table 12.

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Table 12: Results for Individual Orebodies Calculated Digitally

Orebody	Resource Category	Tonnes (metric)	Grade	Gold Content	Gold Content
		t	Au g/t	kg	ounces
BQRHW	Indicated	360,817	4.55	1,643	52,836
	Inferred	1,230,853	5.62	6,922	222,543
BLK1HW	Indicated	131,547	4.30	566	18,185
	Inferred	425,797	4.78	2,037	65,482
BLK2HW	Indicated	563,291	4.14	2,330	74,911
	Inferred	1,886,933	4.52	8,534	274,369
BLK4HW	Indicated	216,200	4.25	919	29,560
	Inferred	419,962	6.03	2,534	81,484
BQRFW	Indicated	31,903	2.83	90	2,905
	Inferred	17,017	2.77	47	1,516
BLK2FW	Indicated	0	0.00	0	0
	Inferred	12,306	3.36	41	1,330
BLK4FW	Indicated	135,128	5.37	726	23,332
	Inferred	102,397	4.29	439	14,128
BLK6FW	Indicated	6,760	2.88	19	626
	Inferred	171,884	4.55	782	25,145
Total		5,712,796	4.84	27,631	888,353
ARM	Indicated	223,271	2.40	536	17,233
	Inferred	35,896	2.17	78	2,509
Total		259,167	2.37	614	19,742

Mineral Resource for Blanket Underground Operations

Table 13 reflects the Mineral Resource at Blanket Mine. The Mineral Resources are declared as inclusive of all Mineral Reserves. The Mineral Reserves have been declared separately in Item 14 of this Report.

Table 13: Mineral Resources as at 31 August 2017

Mineral Resource Category	Tonnes	Grade	Gold Content	Gold Content
	t	Au g/t	kg	oz
Measured	1,809,800	3.90	7,049	226,600
Indicated	3,811,400	3.98	15,174	487,800
Total Measured and Indicated	5,621,200	3.95	22,223	714,500
Inferred	5,527,000	4.99	27,603	887,000

Notes:

1.	Tonnes are in situ.
2.	All figures are in metric tonnes.
3.	Mineral Reserves are included in the Mineral Resource.
4.	Mineral Resources are stated at a 1.89 g/t cut-off.
5.	No geological losses were applied to the tonnage.
6.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.
7.	The tonnages are stated at a relative density of 2.86 t/m3.
8.	Conversion from kg to oz.: 1:32.15076.

Figure 31 illustrates the Mineral Resources as at 31 August 2017 in long section together with the drill intersection pierce points.

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Figure 31: Mineral Resources as at 31 August 2017 in Long Section with Drill Intersection Pierce Points

Mineral Resources as at 31 August 2017 in Long Section with Drill Intersection Pierce Points

Manual versus Digital Mineral Resources Split

While digital estimates were carried out only for two areas, they have a significant contribution to the overall Mineral Resource in terms of Indicated and Inferred as detailed on Table 14 and Figure 32.

Table 14: Make Up of Resources in terms of Digitally and Manually Estimated

Mineral Resource Category	Origin	Tonnes	Grade	Gold Content	Gold Content
		t	Au g/t	kg	ounces
Measured Resources	Blanket Digital	0	0.00	0	0
	AR Main Digital	0	0.00	0	0
	Manual	1,809,808	3.90	7,049	226,621
	Total	1,809,808	3.90	7,049	226,621
Indicated Resources	Blanket Digital	1,445,645	4.35	6,294	202,354
	AR Main Digital	223,271	2.40	536	17,233
	Manual	2,142,439	3.89	8,344	268,265
	Total	3,811,356	3.98	15,174	487,830
Total Measured and Indicated		5,621,164	3.95	22,223	714,451
Inferred Resources	Blanket Digital	4,267,150	5.00	21,337	685,998
	AR Main Digital	35,896	2.17	78	2,509
	Manual	1,224,034	5.06	6,188	198,960
	Total	5,527,080	4.99	27,603	887,467

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Figure 32: Long Section showing Make Up of Digitally and Manually Estimated Resources

Long Section showing Make Up of Digitally and Manually Estimated Resources

Significant Material Changes in Mineral Resources

There has been a significant material increase in the Mineral Resources from the previous declaration from December 2016. These changes are summarised in Table 15.

Table 15: Changes in Mineral Resources between December 2016 and August 2017

Mineral Resource Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Dec 16	Aug 17	Dec 16	Aug 17	Dec 16	Aug 17	% change
Measured (M)	1.53	1.81	4.04	3.9	199	227	14%
Indicated (I)	3.41	3.81	4.31	3.98	473	488	3%
Total M&I	4.94	5.62	4.23	3.95	671	714	6%
Inferred	3.76	5.53	4.99	4.99	604	887	47%

The most significant change realised is the increase in tonnage and overall resources for Inferred by 47% or 1.8 Mt which can be attributed to the Blanket Section below 22 Level and the Mineral Resource estimates for this area.

The December 2016 Mineral Resource estimate for Blanket Section was a digital estimate but was based only on exploration “deep” drilling carried out up to the end of 2015. The August 2017 Mineral Resource estimate for Blanket Section is based on information available to August 2017.

Prior to the end of 2015, 40 drillholes had been completed at Blanket Section comprising a total of 16,600 m. Subsequent to the end of 2015 a further 36 holes have been drilled comprising an additional 17,300 m, in effect doubling the drill coverage in this area.

Most of the Inferred Mineral Resources added at Blanket Section have been as a result of extended drill coverage giving rise to downdip extensions (to 38 Level) and strike extensions to the North towards AR South. The additional drilling has aided improvement to the geological interpretation on both the hanging wall and the footwall to the Wenlock Fault. It is now interpreted that DSR mineralisation associated with the BQR below 22 Level has continuity to the AR South area and corresponds with a hanging wall parallel to AR South North South limb. Additional infill drilling in this area is planned.

Other changes to the Measured and Indicated Resources are a combination of additional resource definition and upwards conversion of resources through development and drilling, and depletion.

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Item	13 (b) – Disclosure Requirements for Resources

All Mineral Resources have been categorised and reported in compliance with the definitions embodied in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (incorporated into NI 43-101). As per CIM Code specifications, Mineral Resources have been reported separately in the Measured, Indicated and Inferred Mineral Resource categories. Inferred Mineral Resources have been reported separately and have not been incorporated with the Measured and Indicated Mineral Resources.

Item	13 (c) – Individual Grade of Metals

Mineral Resources for gold have been estimated for the Blanket Mine (Table 13). No other metals or minerals have been estimated for the Project.

Item	13 (d) – Factors Affecting Resource Estimates

No socio-economic, legal or political modifying factors have been taken into account in the estimation of Mineral Resources for the Blanket Mine.

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Item	14 – Mineral Reserve Estimates

Item	14 (a) - Key Assumptions, Parameters and Methods

Life of Mine Planning

The Mineral Resource block list indicating the location, tonnes and grade of each of the Mineral Resource blocks were used to develop the production and grade profiles for this Study. The resource blocks were ranked according to location and Mineral Resource category within each mining area that was used to guide the extraction sequence of the resource blocks.

The target mining areas are detailed in Figure 33. The mine planning process targeted areas marked as Proved, Probable, Probable Pillar and Indicated.

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Figure 33: Mining Areas

Lima
17
Eroica
Sheet
10
14
AR Main
AR South
Feudal
18
8
Blanket
3
4 Shaft
No 3 Shaft
Jethro
140ml
230ml
510ml
630ml
750ml
870ml
990ml
1110ml
7 Level
9 Level
14 Level
18 Level
22 Level
26 Level
30Level
34 Level
38 Level

0 250 500
metres

Shafts	
1	Jethro
2	Jethro Winze
3	No 2 Main Incline
4	No 4 Shaft
5	No 5 Winze
6	6 Shaft
7	No 1 Orebody Shaft
8	BF Raisebore
9	AR
10	Sheet
11	Lima
12	Eroica winze
13	Eroica shaft
14	Central shaft
15	AR Main Vent Raise
16	Blanket Orepass Raise
17	Eroica Raise Bore
18	Feudal

Legend
- Levels
- Stoped out area
- Proved
- Probable
- Probable Pillars
- Indicated
- Inferred
- Dyke
- Shaft

CALEDONIA MINING CORPORATION

BLANKET MINE (1983) (PVT) LTD

Mineral Reserves/ Resources
As at 31-08-2017

Mining Areas

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The mine design criteria were utilised to develop the Life of Mine (“LoM”) plan within the designated mining blocks. The LoM planning and scheduling was completed in MS Excel for the first 12 months based on Mineral Resource blocks from the Mineral Resource estimation reporting tonnes, grade, and resource categories. The production schedule output is reported as in situ resources within the mine plan. The extraction of these resources is adjusted by applying modifying factors to estimate the actual grade delivered to the processing facility.

Blanket Mine is currently operating and the LoM planning is based on their current operational planning and therefore completed at a level of accuracy above the required pre-feasibility level of detail.

The planned mining areas was selected at a mined grade above 1.89 g/t. The calculation is detailed in Table 16.

Table 16: Planning Pay Limit Calculation

Item	Unit	Reserve Pay Limit
Gold Price	USD/oz	1,260
Gold Price	USD/gram	40.51
Recovery (at pay limit grade)%		93%
Effective Revenue	USD/g	37.67
Less Royalty	0% of Sales	-
Less per gram Costs	USD/g	-
Realized Revenue	USD/g	37.67
Costs to Produce	USD/t	66.00
Pay limit (in situ)	g/t	1.75
Dilution (%)	8.0%	8%
Reserve Cut-off Grade	g/t	1.89

Modifying Factors

Modifying factors are the consideration of mining factors used to convert Mineral Resources to Mineral Reserves. These factors are applied to adjust the in situ Mineral Resource in the LoM planning to realistic and accurate mill feed, volumes and grade. The mining modifying factors considered are:-

•	An 80% extraction rate was applied to the Measured and Indicated Resource blocks and 80% to the Indicated Resources in pillars. The Indicated pillars are resources that were left behind as pillars either for shaft stability, cones or crown pillars. These factors are supported by historical information.
•	For the Inferred Mineral Resources an 80% extraction rate was applied, based on an informed assumption.
•	The extraction rate discounts the number of tonnes available for mining and gold content equally.
•	Waste dilution was applied based on a historically accepted figure of 8.0%.

Mine call factor (“MCF”) is the ratio, expressed as a percentage, which the specific product accounted for in recovery plus residues bears to the corresponding product called for by the mine's measuring methods.

The differences in reduction in MCF typically occur due to inaccurate measurements, sampling error, gold reporting to waste underground and on surface, during tipping of ore, accumulation of ore and sweepings and losses in the plant. The MCF only affects the gold grade; it has no impact on the plant feed tonnes.

Historical data indicated that a 100% MCF can be achieved, this is supported by the data in Table 17.

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Table 17: Mine Call Factor – Historical Data

Year	Milled Tonnes	Gold Recovered	Gold in Tails	Gold Accounted For	Total Mined Tonnes	Mined Grade	Gold Called For	MCF
	t	oz	oz	oz	t	g/t	oz	%
1998	215,580	24,194	3,604	27,798	216,330	4.56	31,716	88%
1999	205,330	22,838	2,839	25,677	199,787	4.27	27,428	94%
2000	193,300	23,725	2,859	26,584	187,466	4.34	26,158	102%
2001	195,400	24,748	3,204	27,952	176,625	4.71	26,746	105%
2002	179,891	26,773	3,236	30,009	178,329	5.19	29,756	101%
2003	173,700	24,525	2,234	26,759	165,887	4.80	25,600	105%
2004	178,896	24,119	2,416	26,535	185,302	4.60	27,405	97%
2005	212,319	24,783	2,867	27,650	212,176	4.05	27,628	100%
2006	99,361	11,685	1,342	13,027	94,824	4.08	12,439	105%
2007	100,082	9,885	1,098	10,983	100,082	3.70	11,906	92%
2008	81,987	7,687	760	8,447	81,987	3.75	9,885	85%
2009	103,445	11,295	1,117	12,412	103,445	3.54	11,773	105%
2010	153,501	17,707	1,540	19,247	153,501	3.75	18,507	104%
2011	299,257	35,826	2,738	38,564	299,257	3.85	37,042	104%
2012	363,725	45,464	3,057	48,521	363,725	3.83	44,788	108%
2013	392,320	45,527	3,269	48,796	392,320	3.99	50,328	97%
2014	390,734	41,769	2,864	44,632	390,734	3.46	48,647	92%
2015	440,057	42,804	3,243	46,047	440,057	3.22	42,574	108%
2016	510,662	50,351	3,794	54,145	510,662	3.28	50,903	106%
Tot/Ave	4,489,547	515,705	48,081	563,785	4,452,496	3.93	561,229	100%

Life of Mine Plan

The LoM planning is based on the minimum criteria defined and incorporated in the layout of the stoping areas. The planned stoping areas for the 2018 Budget is detailed in Figure 34. This planning philosophy is extended into the Mineral Resource areas available for mining to develop the LoM plan.

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Figure 34: 2018 Budget Stoping Areas (Extracts from Life of Mine showing Detailed Planning)

Central Shaft & Blanket Central Shaft & Blanket
2018 Budget Stoping Areas (Extracts from Life of Mine showing Detailed Planning)

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The production profile targeting the Measured and Indicated Mineral Resources is illustrated in Figure 35.

Figure 35: Production Profile

Resource to Reserve Conversion

The Mineral Resource to Mineral Reserve calculation is summarised in Figure 36. The mine planning considered only Mineral Resources in the Measured and Indicated category. The LoM planning does not include all the Mineral Resource with some areas being excluded from the LoM planning based on accessibility and mining layout losses. Further to this an extraction, based on historical information, of 80% was applied to the planned Mineral Resource in the LoM plan. Dilution of 7.5% was then applied to the planned mineral resources in the LoM plan, this increase of tonnage at zero grade reduced the final grade delivered to the processing facility.

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Figure 36: Resource to Reserve Calculation

Mineral Reserve

The Mineral Reserve for Blanket Gold Mine as at 31 August 2017, which does not include any Inferred Mineral Resources, is detailed in Table 18.

Table 18: Mineral Reserve as at 31 August 2017

Mineral Reserve Classification	Stope Grade	Stope Tonnes	Gold Content
	Au g/t	kt	kg	oz
Proven	3.89	1,146	4,456	143,264
Probable	3.67	2,826	10,373	333,499
Total	3.73	3,972	14,829	476,763

Notes:

1.	Tonnages refer to tonnes delivered to the metallurgical plant.
2.	All figures are in metric tonnes.
3.	Pay limit Blanket Mine 1.89 g/t.
4.	Pay Limit calculated: USD/oz. = 1,260; Direct Cash Cost (C1) = USD66/t milled.
5.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.

Mineral Reserve Reconciliation

The Mineral Reserve reconciliation is detailed in Table 19. The increase in the Mineral Reserve is a result of the inclusion of Mineral Resources in the LoM planning below 750 m Level. This was previously not considered.

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Table 19: Mineral Reserve Reconciliation

Mineral Reserve Classification	Stope Grade	Stope Tonnes	Gold Content
	Au g/t	kt	kg	oz
October 2014
Proven	3.40	856	2,912	93,623
Probable	3.78	2,078	7,862	252,769
Total	3.67	2,934	10,774	346,392
August 2017
Proven	3.89	1,146	4,456	143,264
Probable	3.67	2,826	10,373	333,499
Total	3.73	3,972	14,829	476,763
Variance
Proven	0.49	290	1,544	49,641
Probable	-0.11	748	2,511	80,730
Total	0.38	1,038	4,055	130,371

Balance of Mineral Resources

The balance of the Mineral Resource not in the LoM design are detailed in Table 20.

Table 20: Balance of Mineral Resources

Balance of Mineral Resources	Stope Grade	Stope Tonnes	Gold Content
	Au g/t	kt	kg	oz
Mineral Resource
Measured	3.90	1,810	7,058	226,927
Indicated	3.98	3,811	15,169	487,707
Total	3.95	5,621	22,228	714,634
Inferred	4.99	5,527	27,580	886,709
Mineral Resource in LOM
Measured	4.20	1,305	5,486	176,384
Indicated	3.97	3,218	12,771	410,598
Total	4.04	4,523	18,257	586,982
Inferred	0.00	0	0	0
Balance of Mineral Resource
Measured	3.11	505	1,572	50,543
Indicated	4.04	593	2,398	77,109
Total	3.62	1,098	3,970	127,652
Inferred	4.99	5,527	27,580	886,709

Item	14 (b) - Mineral Reserve Reconciliation - Compliance with Disclosure Requirements

All Mineral Reserves have been categorised and reported in compliance with the definitions embodied in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (incorporated into NI 43-101). As per CIM Code specifications, Mineral Reserves have been reported separately in the Proven and Probable Mineral Reserve categories. Inferred Mineral Reserves have not been incorporated with the Proven and Probable Mineral Reserves.

Item	14 (c) - Multiple Commodity Reserve (Prill Ratio)

The Mineral Reserve is based on gold only and no other commodity is considered in the Mineral Reserve.

Item	14 (d) - Factors Affecting Mineral Reserve Estimation

No socio-economic, legal or political modifying factors have been taken into account in the estimation of Mineral Reserves for Blanket Gold Mine. Caledonia is not aware of any known environment, permitting, legal, title, taxation, socio-economic, marketing, and political or other factors that will materially affect the Mineral Reserve estimates. No material issues were identified for the project.

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Item	15 – Mining Methods

Item	15 (a) – Parameters Relevant to Mine Design

Orebody Description

Jethro Orebody

The Jethro Orebody strikes north−south and dips near vertical in a westerly direction. It has been observed to have a tendency to roll over locally.

Blanket Section

The Blanket Section comprises of five orebodies, 1 and 4 trending north, 2 and 5 trending north−south and 3 being a cylindrical orebody. On average, the orebodies dip 80° southwest.

AR Orebodies

The AR orebodies consist of two separate orebodies that generally reach up to 30 m wide as a result of tectonic thickening from faulting and folding. At the 9 Level dolerite, the orebody splits into two ore shoots the AR Main and the AR South, plunging west at 55º and southwest at 58º, respectively.

AR Main

The orebody strike is between 40 m and 60 m with an average width of 30 m at the centre of the envelope. The orebody is massive and is exploited using the long-hole open stoping method.

AR South

AR South is more pipe-like than the main body with a maximum cross-section of approximately 50 m.

Eroica

The Eroica orebody dips at 65° to the west and has a strike length of 300 m in a northerly direction. The orebody is developed in a high strain area where the mineralised shear is up to 15 m wide.

Lima

The Lima orebodies are also hosted in high strain areas, the main shoots being Hanging wall and Interlimb shoots. The orebody averages 2.4 m wide with a maximum width of 10 m. Porphyritic intrusives commonly occupy the ore zone and disrupt the strike continuity of the body. The body dips to the west at about 65°.

Mine Layout

Blanket Mine currently has several small shafts accessing the various orebodies extracted by the mining operations. The current access infrastructure is detailed in Figure 6. These shafts are used to access the 5 main production levels, 7 Level (140 m Level), 9 Level (230 m Level), 14 Level (510 m Level), 18 Level (630 m Level) and 22 Level (750 m Level). The mining and shaft layout for the current infrastructure at Blanket Mine is illustrated in Figure 37.

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Figure 37: Current Infrastructure

Current Mine Infrastructure

Mining Strategy

Previously the strategy was to extract the bulk of the ore from areas above 750 m Level with a minor contribution from ore recovered from mining areas below 750 m Level mined from 6 Winze. A revised strategy was called for owing to worse than expected results above 750 m Level, slower progress on 6 Winze, logistical constraints on 22 Level and commodity price pressure making some planned areas un-pay.

The revised strategy will be targeting the Mineral Resources below 750 m Level as the primary production areas. The revised planning should have the advantage in that it would remove the single shaft risk and maintain the flexibility to access deeper resources by alternate sinking of 4 Shaft and Central Shaft.

Mining Access

The current mining infrastructure provides access to the orebody for men and material and is used to hoist broken rock from all mining areas to surface. The infrastructure with Central Shaft sinking development currently at 26 Level is illustrated in Figure 38.

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Figure 38: Current Shaft Infrastructure – Men, Material & Rock Flow

Current Mine Infrastructure

Once Central shaft is equipped and commissioned the infrastructure will be utilised as detailed in Figure 39.

Figure 39: Planned Infrastructure – Men, Material & Rock Flow

Current Mine Infrastructure

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Mining Methods

Blanket Mine uses mining methods that are commonly employed and well-understood by greenstone belt miners who generally have to deal with steep shear-hosted to massive mineral deposits. Since the nature of the mineral deposits varies, the exact mining practices are tailored to suit the specific attributes of each particular mineral deposit.

The main mining methods utilised at Blanket are:-

•	underhand stoping in the narrow mineral deposits; and
•	long-hole stoping in the wider mineral deposits.

Stoping preparations in narrow orebodies (less than 3 m wide) begin by mining raises at 10 m intervals along the haulage. These are usually mined from the footwall of the orebody to 10 m above the haulage drive. The extreme end raises are equipped as ladder-ways while the rest have boxes constructed under them. In wider orebodies, draw points are mined instead of boxes. This configuration is illustrated in Figure 40.

Figure 40: Stoping Layout – Section View (Conventional)

Section View
Stoping Layout

The wider orebodies are mined using long-hole open stoping methods which produce bigger rock fragments than the conventional methods. At the end of these draw point crosscuts, draw point raises are pushed 10 m to the above coning level. The draw point cross cuts are also mined at 10 m intervals along the haulage.

Where the orebody widths are less than 12 m the haulage is mined in the footwall of the orebody with draw points mined at 10 m centre-to-centre intervals from the footwall Haulage to the hanging wall contact. Raises are then mined from the ends of these draw points to the coning level. The draw points are mined 3 m wide and 3 m high. This layout is illustrated in Figure 41.

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Figure 41: Stoping Layout – Wide Orebodies

Planned Development

Just as in the narrower areas the extreme end raises are equipped as ladder-ways. In both cases, a sublevel drive is then mined off the central raise to connect all raises laterally. These raises, one central and two at the ends, are then mined from the cone drive connecting all levels above. Additional sublevels are cut between levels after which the orebody is fully developed and ready for stoping.

Stoping commences by slyping around the central raise, on the cone level to expose the footwall and hanging wall contacts and will continue in retreat fashion 5 m either side of this raise.

Coning will then commence by blasting into the slot taking the full width of the orebody. The cone progresses down to approximately 3 m above the main level. Coning starts from the central slot retreating in both directions along the strike until the cone profile in Figure 40 is achieved. As soon as the coning retreats a safe distance from the slot raise, to ensure men are safe from the rocks falling from above, a new stope is commenced at the central raise on the level above. This process is repeated on the sublevels above until a sufficient number of stope faces are in production above the cones to provide the required production tonnage.

Ventilation Layout

Blanket Mine is ventilated with natural ventilation with air downcast through Jethro, 5 Winze and 4 Shaft. The air is then moved through the mine with various axial flow ventilation fans. The older shafts are used as up cast ventilation shafts.

The ventilation flow for the current and future mining is illustrated in Figure 42.

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Figure 42: Current Ventilation Layout

Ventilation Layout

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Rock Engineering

The regional stability of the Blanket Mine is stable for the current and planned stope layouts, as per the Rock Engineering Report – Shaft Exam of 24 October 2016. This is effected by introducing non yielding pillars thereby reducing the spans of the narrow stope cuts which reinforces the stability sentiment. The non-yielding pillars are designed at a minimum width of 7.0 m and are planned on reef. Ventilation holing may be blasted through the pillars but should not exceed 5.0 m width.

Local stability is obtained by means of in stope bolting of the hanging wall. Installation of grouted tendons reduces the risk of falls of ground and injury to mining personnel. The 2.3 m to 3.0 m support tendons are spaced 1.5 m x 1.5 m in a square pattern.

Item	15 (b) – Production Rates, Expected Mine Life, Mining Unit Dimensions, and Mining Dilution

Production Rates

Development

The planned production rates for the development is detailed in Table 21. These rates were based on actuals achieved at Blanket Mine and by benchmarking from the mining industry.

Table 21: Development Advance Rates

Description	Advance Per Month	Comment
	m
Haulage (Trackless)	52	Handheld Drilling (HHD)
Haulage (Track bound)	52	Handheld Drilling (HHD)
Decline	52	Handheld Drilling (HHD)
Winze 6	22	Handheld Drilling (HHD)
Central Shaft - circular	48	Slow sinking rate to allow for MSL development
Raise	22
Other (Sub-drives)	26

Stoping

The planned scheduling parameters for stoping is detailed in Table 22.

Table 22: Stoping Production Rate

Description	Unit	Value
Blanket	t/day	120
Blanket (Below 750)	t/day	300
ARM	t/day	460
ARS (Below 750)	t/day	200
Eroica	t/day	420
Lima	t/day	100

Expected Mine Life

The mining strategy targeting primarily the Mineral Resource below 750 m Level will result in a LoM of approximately 8 years. The LoM production profile is illustrated in Figure 35.

Mining Unit Dimensions

Development

The planned mining dimensions for the development are detailed in Table 23.

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Table 23: Development Dimensions

Description	Width	Height
	m	m
Haulage (Trackless)	3.0	3.0
Haulage (Track bound)	3.0	3.0
Decline	4.0	3.0
Winze 6	4 m diameter	N/A
Central Shaft - circular	6 m diameter	N/A
Raise	1.5	1.5
Other (Sub-drives)	1.6	1.8

Stoping

The planned design parameters for stoping are detailed in Table 24.

Table 24: Mine Design Criteria – Stoping

Description	Unit	Value
Stoping (Minimum Width)	m	1.2
Stoping (Maximum Width)	m	25
Raise Spacing (Above Cone Level)	m	70
Raise Spacing (At Cone Level)	m	15
Level Spacing (Haulages)	m	120
Inter-level Spacing (Sub-drives)	m	15

Mining Dilution

Historical mining dilution figures have been applied to all Mineral Reserves. These applied dilutions vary according to orebody width and mining method and are detailed in Table 25.

Table 25: Mining Dilution per Section

Orebody Section	Dilution %
AR Main	3.0
Eroica	9.0
Lima	7.5
AR South	7.5
Blanket	7.5
Jethro	7.5
Blanket Feudal	9.0
Sheet	7.5

A Mineral Reserve must include diluting material and allowances for losses which may occur when the material is mined or extracted. Dilution or contamination is defined as low or zero grade (waste) material that is mined during the course of the mining operations and thereby forms part of the Mineral Reserve.

Waste dilution of 10 cm over-break into the hanging wall and 10 cm into the footwall is allowed for in the average 8.0% dilution applied.

Item	15 (c) – Requirements for Stripping, Underground Development and Backfilling

Underground Development

Blanket is an operating mine with existing development accessing all mining areas above 750 m Level. No development will be required above 750 m Level.

Development is required for all areas below 750 m Level. This development is required to access the planned mining blocks and to provide sufficient mining faces to allow for the planned production rates. An analysis of the total LoM development required is illustrated in Figure 43.

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Figure 43: Life of Mine Development Profile

Backfilling

There is currently no need for backfilling any mining areas on Blanket Mine.

Item	15 (d) – Required Mining Fleet and Machinery

The current underground drilling equipment comprises of a combination of Seco 23, Seco 25, Seco 215 jackhammers and Seco 36 (Konkola) drifters. The jackhammers are mainly used for development and the drifters for production (long-hole drilling). Tramming of ore and waste is done by LM56/57 air loaders, granby cars, cocopans and battery-operated locomotives.

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Item	16 - Recovery Methods

Item	16 (a) - Flow Sheets and Process Recovery Methods

The Blanket gold plant consists of a conventional crushing, milling, CIL, batch elution and smelting configuration with a current capacity of 40 ktpm. The crushing and milling circuits are designed to process RoM. However, the CIL and downstream circuits were designed to treat tailings dam material at a rate of about 110 ktpm (or 3,800 tonnes per day). More recently, historic tailings and RoM were treated in the CIL plant at a combined rate of approximately 100 ktpm to 120 ktpm. The tailings treatment was stopped about six years ago. The CIL is currently used exclusively for treatment of RoM at a rate of 30 ktpm to 35 ktpm. The retention time in the CIL circuit is as high as 72 hr as a result of the lower tonnage throughput. A process flow diagram is depicted in Figure 44.

The plant consists of the following circuits:-

•	jaw crushing;
•	cone crushing in closed circuit with a screen;
•	primary rod mill in open circuit;
•	ball mill in closed circuit with cyclones;
•	gravity circuit;
•	dewatering cyclones;
•	CIL;
•	combined elution and electrowinning;
•	smelt house;
•	carbon re-activation in a kiln;
•	reagent make-up and dosing circuits; and
•	water recycling and storage.

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Figure 44: Process Flow Schematic – Comminution Circuits

Tripper
2000Mt Fine
Ore Bin
Smelt
House
Loaded
Wire Wool
Acid
Wash
Vessels

Process Flow Schematic – Comminution Circuits

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Item	16 (b) - Operating Results Relating to Gold Recovery

Table 26 summarises historic production data and operating costs between 2013 and July 2014.

Table 26: Historic Production from 2016 to September 2017

Item	Source	Unit	Average per Month 2016	17-Jan	17-Feb	17-Mar	17-Apr	17-May	17-Jun	17-Jul	17-Aug	17-Sep
Milled tonnes	Blanket	ktpm	42,555	36,896	39,411	47,918	47,892	39,311	48,959	46,860	46,965	42,239

Head	Blanket	g/t	3.28	3.09	3.25	3.07	2.95	2.99	3.08	3.28	3.35	3.42

Head	Calculated	kg	3.30	3.51	3.47	3.32	3.05	2.91	3.25	3.31	3.63	3.63

Gravity Recovery	Blanket	%	50.40	56.4	53.6	55.7	51.6	52.0	48.7	50.0	53.2	54.0

CIL Recovery	Blanket	%	86.00	85.2	85.5	85.1	84.8	85.6	85.6	86.3	85.8	85.9

Overall Recovery	Blanket	%	93.00	93.7	93.7	93.5	93.2	92.7	92.6	93.0	93.7	94.1

Production	Calculated	kg	130.7	121.51	128.15	148.92	136.12	106.14	147.20	144.26	159.60	144.05

Residue	Calculated	g/t	0.23	0.22	0.22	0.21	0.21	0.21	0.24	0.23	0.23	0.22

Residue	Calculated	kg	9.84	8.11	8.59	10.30	9.95	8.39	11.68	10.83	10.80	9.11

Source: Blanket Mine

Figure 45: Historic Milled Tonnes and Head Grade from January 2016 to September 2017

Source: Blanket Mine

The milled tonnes varied between 28.3 ktpm and 37.4 ktpm from 2013 with an average of 32.6 ktpm (Figure 45). The overall recoveries varied between 92.7% and 95.1% with an average of 93.5% (Figure 46). The gravity gold recovery varies between 46% and 52% with an average of 49%. The CIL circuit gold recovery is also very steady with an average of 87.6%. The plant is expected to achieve a similar recovery in future when treating current Blanket RoM material. RoM material from other sources may be more refractory and will have to be tested before being treated in the Blanket plant.

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There is a fully equipped assay laboratory which is located at the plant offices. The mine laboratory was inspected by Mr Dario Clemente and even though the mine laboratory is not accredited, it does have the necessary equipment required to prepare and analyse mine and plant samples. The sample preparation areas are demarcated for low grade and high grade areas, especially where cross-contamination is a risk.

Good housekeeping standards are applied in the sample crushing and preparation and fire assay areas. As part of its external verification process the mine laboratory sends samples away to Duration, Met Solution and Performance Laboratories (accredited according to the mine personnel), to test their precision and accuracy. Minxcon was supplied with figures for January, April, July and August 2014 which (apart from April) had a good correlation coefficient. In addition, the laboratory makes use of standard reference material which it sources from Geostats in Australia or AMIS from South Africa. Graphs, which show a good correlation, were supplied to Minxcon. The laboratory does not have an electronic tracking system. The implementation of a Laboratory Information Management system (“LIMS”) will reduce human error.

Figure 46: Historic Recoveries and Gold Production from January 2016 to September 2017

Source: Blanket Mine

Item	16 (c) - Plant Design and Equipment Characteristics

This section details the process flow. Refer to Figure 44 for the process flow schematic diagram.

The plant was designed and constructed by Kinross Mining Company to treat RoM ore from the Blanket mine. The ore is fed over 14" x 24" jaw crushers to reduce the top size from -300 mm to less than 80 mm. Tramp iron magnets (located ahead of the crushers) remove scrap iron before it enters the cone crushers. This is important as any iron products from underground will cause major damage to the crushers if allowed to enter the crusher bowl. The crushed ore is stored on a 900 t open stockpile from where material is fed to the cone crushers (Figure 47).

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Figure 47: Cone Crusher

Cone Crusher

The cone crushers were upgraded recently and replaced with two 38" hydraulically adjusted Nordberg crushers (Figure 48). The crushers can operate independently and feed Osborne vibrating screens. The screened product which is smaller than 10 mm is delivered to the mill feed bin. The equipment quality is good and good maintenance is applied (an observation made during the site visit).

Figure 48: Cone Crushers

Cone Crushers

The rod mill feed bin live capacity is small which, in turn, requires that the crushers operate on a three-shift cycle to ensure that the rod mills have adequate feed for continuous operation. There are plans to install additional storage capacity which will result in reduced operating costs in the crushing circuit. The cone crushers can then operate for fewer hours at a higher throughput thereby reducing operating unit costs and introducing more flexibility.

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Figure 49: Rod Mills

Rod Mills

There are three 6.5 ft. x 12 ft. rod mills which operate in parallel. Each feed belt has a mill feed mass meter which is used to control and measure the mill feed rate. The foundations of the previous mills were in the process of being demolished which leaves adequate space for future expansion.

Approximately 45% to 50% of the gold production is recovered as gravity gold. Concentrate from the Knelson Concentrators is stored and re-concentrated on a Gemini table every 24 hours with the tailings recycled back into the circuit. Gemini table concentrates go for direct smelting whilst the tailings are pumped to the classifying hydro cyclone. The Knelson Concentrator tails are pumped through cyclones, the underflow of which reports to the open-circuit regrind ball mill.

The product from the Knelson tails cyclone overflow and the regrind mill discharge is pumped into the CIL plant. The CIL consists of one pre-aeration tank and eight leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place (Figure 50).

Figure 50: CIL Circuit

CIL Circuit

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Oxygen generated from a pressure oxygen plant is added into the first CIL tank; liquid oxygen is also available in the event of the oxygen plant being out of circuit for maintenance or breakdowns. There is a TAC 1000 cyanide online analyser which measures and controls cyanide addition. This process control system, in conjunction with oxygen injection, has reduced cyanide consumption.

Elution of the gold from the loaded carbon and subsequent electro-winning is done on site. There are two 2.5 tonne elution columns which operate in parallel. The design of the columns is unique in that the elution and the electro-winning processes take place in the same pressurised vessel. The advantage of this is that there is no circulation of solution outside the vessel which requires heat exchangers for heating and cooling. The overall effect is that the system is very energy efficient and cost effective.

During electrowinning (Figure 51) the gold is deposited on steel wool cathodes within the elution column, and the loaded cathodes are removed on a planned cycle and acid-digested. The resultant gold solids from acid digestion and the re-dressed gold concentrate from Knelson Concentrators are smelted into bars. The granular activated carbon is kiln regenerated before it is recirculated back to the CIL section. Loaded carbon is not acid treated in an attempt to reduce reagent costs. Carbon reactivation has remained acceptable although the acid treatment can be re-introduced if required. The gold bullion, in the form of doré bars, is delivered, as required by Zimbabwean gold-mining law, to the Government-operated Fidelity Printers and Refiners for sampling and onward delivery to the Zimbabwe gold refinery.

Figure 51: Elution and Electrowinning Vessels

Elution and Electrowinning Vessels

Power is supplied from the national grid, but a fully-automated diesel driven power plant is available when power trips occur. The diesel power generation sets have a capacity of 10 Megawatts and can service both the mine and the plant when required.

The plant tailings from CIL are reduced in cyanide content and deposited on two licensed tailing impoundment areas located close to the plant. The maximum amount of tailings water is pumped back to the metallurgical plant for re-use. Daily management and operation of the tailing deposition area is contracted out to the Zimbabwean subsidiary of Fraser Alexander.

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Item	16 (d) – Current Requirements for Reagents and labour

Labour Requirements

Table 27 summarises the current labour complement for the Blanket Gold Plant.

Table 27: Labour Complement for the Plant

Section	Position	Number
Plant Senior Staff	Mill Superintendent	1
	Asst. Mill Superintendent	1
Plant Staff	Plant Metallurgist	1
	Senior Assayer	1
	Plant Foreman	1
	Metallurgical Technician	1
	Plant Operators	3
	Mill Clerk	1
	Elution Supervisor	1
	Senior Smelting Assistant	1
	Senior Lab. Assistant	1
Primary Crusher	Senior Crusher Attendants	2
	Crusher Attendants	13
Secondary Crusher	Senior Crusher Attendants	1
	Crusher Attendants	5
	Crusher Attendants	1
	Gravity &Smelting Assistants	3
Milling	Mill Attendants	4
	Mill Attendants	10
Elution	Senior Elution Assistant	1
	Elution Assistants	2
	Elution Attendants	3
Tailings	Supervisor	1
	Slimes Dam Attendants	3
	Pump Attendants	3
CIL	CIL Attendants	4
	CIL Attendants	6
	CIL Attendants	1
Water	Water Works Attendant	1
	Water Works Attendant	2
	Water Works Attendant	1
Metallurgical Lab and Sample preparation	Laboratory Assistants	2
	Laboratory Assistants	4
Fusion Furnaces	Supervisor	1
	Laboratory Assistant	1
Wet Assay	Supervisor	1
	Lab Assistants	1
Sub Total		90
Engineering	Mechanical Engineer	1
	Foreman	1
	Fitter	5
	B/Maker	4
	Plumber	1
	Rubber Liner	1
	Assistant Fitter	5
	B/maker Assistant	4
	Lubricator	1
	R/Liner Assistant	1
	Plumber’s Assistant	1
	Electrician	1
	Assistant Electricians	1
Sub Total		27
Total		117

Source: Blanket Mine

The Electrical Engineer is not included in the above table as he is shared between the plant and the mine. All the plant employees are adequately trained and from observation around the plant, as well as the condition of equipment, it is clear that management is of a high standard. The higher labour complement is in part due to the manual control nature of the plant.

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The laboratory personnel account for an additional ten people. The laboratory is used for plant analysis as well as management of mine and exploration samples. The plant does not have a central process control system, but there are local controls in the important areas such as mill feed control cyanide addition and level controls in relevant areas.

Reagents and Consumables

The reagent and consumable consumptions are shown in Table 28. The forecasted consumptions are not expected to change significantly.

Table 28: Reagent and Consumable Consumptions

Item	Unit	Average 2017
Grinding Media and CIL reagents
Rods	kg/t	0.67
Balls- 40 mm	kg/t	0.77
Total Steel Media	kg/t	1.44
Lime	kg/t	1.56
Carbon	kg/t	0.08
Sodium Cyanide	kg/t	0.83
Liquid Oxygen	kg/t	0.50
Elution Consumables
Steel wool	kg/tC	0.30
Caustic Soda	kg/tC	48.1

Source: Blanket Mine

Some of the higher consumptions of reagents was due to the high retention times of approximately 72 hours in the CIL circuit. This mainly affects carbon consumption due to the long exposure to agitation and abrasion in the CIL tanks, as well as cyanide consumption.

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Item	17 – Project Infrastructure

The Blanket Mine Project Area is accessed by an all-weather single lane tarred road and is situated roughly 16 km from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge border post. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located approximately 5 km to the northwest of the town. The general location and infrastructure of the Blanket Mine is illustrated in Figure 52.

Figure 52: General Location and Infrastructure

General Location and Infrastructure
Item	17 (a) - Mine Layout and Operations

In order to increase production, various expansion projects have been planned for the Blanket mining operations. Expansion projects will consist of the Below 750 m level (22 Level) expansion projects.

The first project includes the sinking of a new Central Main Shaft, currently in progress, in-between the AR Main and AR South orebodies from surface to 920 m level (30 level) and its associated infrastructure. A sub-shaft close to the bottom of 5 Winze, viz. 6 Winze, will also be deepened. 6 Winze sub-shaft will be utilised to access the Blanket area below 22 Level. This project was designed to increase both the annual production and the total LoM.

The second phase of the project will include the deepening of the new Central Main Shaft from 30 Level to 1,160 m Level (38 Level). Phase 1 will form part of a Pre-feasibility Study (“PFS”) which includes all proven, probable, probable pillar and indicated resources down to 30 Level. Phase 2 will be a Preliminary Economic Assessment (“PEA”) that will include all resources down to 38 Level.

The Blanket Mine consists of a series of small shafts providing access to the underground workings. The majority of these shafts are used for ventilation while the 4 m x 2 m, two-compartment rectangular 4 Shaft (Figure 54) is used to hoist the approximately 1,300 tpd of ore and development waste generated down to 750 m Level. Jethro shaft and its associated sub-shaft system is used to transport men and materials underground.

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Blanket Mine currently has several small shafts accessing the various orebodies that are being mined. The current access infrastructure is detailed in Figure 53. These shafts are used to access the 5 main production levels, 7 Level (140 m), 9 Level (230 m), 14 Level (510 m), 18 Level (630 m) and 22 Level (750 m).

Figure 53: Current Shaft Infrastructure

Current Shaft Infrastructure

Jethro Shaft

The shaft has dimensions of 3 m x 2 m and is mainly utilised for the transport of men and material from surface to 7 and 9 Level. The shaft is equipped with a single drum winder with a 19 mm rope and capacity of 10 men.

5 Winze (Sub-Shaft)

5 Winze has dimensions of 3 m x 2 m and is a sub-shaft and is mainly used to transport men and materials between 9 Level and 22 Level. This shaft is similarly to Jethro shaft equipped with a single drum winder with a 19 mm rope and a capacity of 10 men.

6 Winze (Sub-Shaft)

6 Winze has dimensions of 3 m x 2 m and is a sub-shaft used mainly for the hoisting of ore from 26 Level to 22 Level from where ore is transported to 4 Shaft for hoisting to surface. This shaft is equipped with a 112 kW single drum winder with a 22 mm rope and a capacity of 1.8 t or 500 tpd. At the bottom of 6 Winze shaft is a 12 kW spillage winder equipped with a 13 mm diameter winding rope.

Blanket Shaft (4 Shaft)

4 Shaft is the main production shaft of the Blanket Mine. On completion of the first phase of the expansion project in 2018, the Central Main Shaft will assume duty as the main production shaft at Blanket. 4 Shaft has dimensions of 4 m x 2 m with two compartments. This shaft is mainly used for the hoisting of ore and waste rock from 22 Level to surface. The shaft is equipped with a 560 kW thyristor driven double drum winder with a 34 mm rope and capacity of 5 t or 3,000 tpd. 4 Shaft Headgear and Winder Room is illustrated in Figure 54.

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Figure 54: No 4 Shaft Headgear and Winder Room

No 4 Shaft Headgear and Winder Room

Additional information on the mining operations is contained in the relevant sections of this Report.

Item	17 (b) - Infrastructure

Surface Infrastructure

Surface infrastructure comprises mine offices, change houses, mine headgears, workshops, store rooms, a processing plant, hospital, tailings facility and an assay laboratory.

Production shafts on surface consist of the No 4 shaft and the Jethro shaft. Sub-shaft infrastructure in the form of the No 5 Winze connects Jethro to the underground workings. Other shafts and raise bore holes on surface, primarily used for ventilation purposes, include Lima, Eroica and Sheet. A total of 11 hoists are installed at the mine, 3 of which are used for ore handling (No. 2 incline shaft, the sub-vertical shaft and 6 Winze shaft). The surface infrastructure at the Blanket Mine is illustrated in Figure 55.

The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure which is specifically aimed at targeting the Below 750 m level mining areas. The extensions entail the sinking of the new central main shaft (currently in progress and at 26 Level) from surface down to 1160 level (38 level). 6 Winze sub-shaft located close to 5 Winze sub-shaft is used to access the Blanket complex below 750 m level and will provide secondary access to the new Central Shaft.

The new Central Shaft will be lined and have a 4-compartment, 6 m diameter layout, equipped with a 3,642 kW double-drum rock winder as well as a double-drum man/material winder. Once fully equipped and commissioned, this shaft will be used as the main route for the transport of men, material and rock.

On surface, a 900 mm wide, 50 m long overland waste conveyor will transport waste rock to a rock dump. Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned in anticipation of the increased production profile.

A Tailings Storage Facility (“TSF”) is also located in close proximity to the Project Area. The labour force and their families reside within a kilometre of the mine in accommodation provided by the mine.

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Figure 55: Surface Infrastructure Arrangement

Surface Infrastructure Arrangement

The planned surface infrastructure layout and general arrangement of the Central Main Shaft is illustrated in Figure 56.

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Figure 56: CMS Surface Infrastructure and General Arrangement

CMS Winder and Shaft Layout
CMS Surface Infrastructure and General Arrangement

Underground Infrastructure

Shaft Arrangement and Hoisting

The 5 Winze currently extends from 140 m Level down to the 750 m Level. The No 6 Winze (currently 870 m Level) will extend down to 1,000 m Level. Men and materials will be hoisted via the Jethro vertical shaft, 5 Winze and 6 Winze to the new underground mining areas in the interim until the Central Main Shaft is fully commissioned. An additional tipping loop on 750 m Level has been established, along with new silos next to the No. 4 vertical shaft. This will provide the necessary capacity to hoist the extra waste generated from the development of the new Central Main Shaft as described in the Below 750 m Level expansion programme.

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Development waste and ore will be hoisted with two 5 t and two 12 t auto discharging rock skips through the Central Shaft after it is commissioned. 1,160 m Level (38 Level) will be equipped with a crusher and loading station as well as ore bins. The loading arrangement will be equipped with automated loading flasks and spillage bins similar to the current arrangement as on 765 m Level at 4 Shaft. The Central Main shaft arrangement complete with shaft stations, loading stations and pump stations below 22 Level, is illustrated in Figure 57.

Figure 57: CMS Arrangement Below 22 Level

22 Level
-681.686m
26 Level
-801.686m
30 Level
-921.686m
34 Level
-1041.686m
38 Level
-1161.686m
Belt Level
-1201.686m
Shaft Bottom
-1261.686m

CMS Arrangement Below 22 Level

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The CMS loading station will include three silos, 1 x waste and 2 x Reef with bulkheads on Load and Pump level feeding into the loading bin utilising a 1,200 mm conveyor belt. The loading and pump level layout is, only for illustrative purposes and not to convey any technical information, illustrated in Figure 58.

Figure 58: CMS Load and Pump Level Layout

CMS Load and Pump Level Layout

The CMS will be equipped with a 3,642 kW double drum rock winder with two 10 t skips attached to 44 mm diameter rope. The shaft will also include a double drum man/material winder with a double deck cage and 44 mm diameter rope. The cage will have a capacity of 42 persons per deck. The shaft layout is, only for illustrative purposes and not to convey any technical information, illustrated in Figure 59.

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Figure 59: CMS Layout Complete with Conveyances and Service Infrastructure

CMS Layout Complete with Conveyances and Service Infrastructure

Underground Mining Fleet

Underground tramming is done by the aid of compressed air operated loaders, granby cars, hoppers and battery-operated locomotives, which tip the ore or waste into grizzlies which lead to ore or waste passes.

Developments ends and draw point lashing is done by LM56/57 air loaders which load onto different sizes of hoppers and granby cars. In main levels loading is done from steel boxes into granby cars.

In addition to this infrastructure, bin chutes and conveyors fed by vibrating feeders have been allowed for on 765 m level to assist in the transport of reef and waste from the bins to the shaft for hoisting. The UG fleet is listed in Table 29.

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Table 29: Underground Rail bound Fleet

Machine Type & Description	Quantity
LM56/57 Loader	16
LM70 Loader	1
Eimco 21B Loader	1
Eimco 12B Loader	1
29 Cuft side tipping hoppers	34
56 Cuft bottom tipping granby cars	17
80 Cuft bottom tipping granby cars	46
6 tonne – Lenning Goodman locomotives	5
2.5 tonne – Lenning Goodman locomotives	4
5 tonne – Atlas locomotives	1
¾ tonne – Mancha locomotives	2

The current fleet utilised at the operational sections of Blanket Mine will be utilised once the expansion projects of CMS is completed with some additional quantities to allow for the planned increase in production. In addition to the rail bound fleet of the Blanket Mine selected areas of CMS will be mined with trackless machinery. These areas mainly consist of development ends that are drilled and blasted conventionally but loaded and trammed with trackless equipment. The rail-bound fleet is listed in Table 29 and the trackless fleet in Table 30.

Table 30: CMS Underground Trackless Fleet

Machine Type & Description	Quantity
Fermel MK 3 Liberator Articulated Dump Truck (14T)	2
Boart Longyear (Aardvark) Low Profile LHD	6

Mining Section

Underground drilling is basically done by Seco 23, Seco 25, Seco 215 jackhammers and Seco 36 (Konkola) drifters. The jackhammers are used mainly for development and the drifters for production, i.e. long-hole drilling. The drilling equipment is listed in Table 31.

Table 31: Mining Section Drilling Machines

Machine Type & Description	Quantity
Seco 23/Seco 25 /215jackhammers	77
CH 123 drifters	2
Seco 36 (Konkola) drifters	12

Similar to the underground rail-bound fleet, the same mining equipment utilised at the operational sections of Blanket Mine will be utilised once the expansion projects of CMS have been completed with some additional quantities to allow for the planned increase in production. The mining equipment is listed in Table 31.

Dewatering

Currently, underground water is pumped to surface from the 7 Level pump station at a rate of between 40 m³ and 60 m³ per hour. The pump station has a maximum pumping capacity of 150 m³ per hour to handle excessive water inflow (especially during the rainy seasons). Pumping is done in stages on five different levels, 7, 9, 14, 19 and 22 Levels. A submersible 2125 flyght pump is at the bottom of 6 Winze shaft, the deepest point on the mine, and pumps to 22 Level pump station. The pumps and dams throughout the section is listed in Table 32.

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Table 32: Blanket Complex Pumping Information

Pump Station	Installed Pumps	Level Pumped to
(N° 4 shaft bottom)	2125 pump	22 Level
6 Winze bottom	2125 pump	22 Level
22 Level sump	1 x CEN 40/160	22 Level Dam
22 Level Dam	2 x MCH 6 stage stork	19 level
19 level	2 x MCH 8 stage stork	14 level
14 level	2 x MCH 10 stage stork	9 level
9 level	3 x CEN 50/250 single stage stork	7 level
7 level	1 x 3 stage Curo	Surface

The CMS main pump station located on 38.5 belt and pump level (1,200 m) will be equipped with a 5 m diameter high rate clarifier settler as well as a 7 m diameter vertical dam with a capacity of 1.5 Ml. Clear water will overflow from the settling arrangement into the clear water dam and the settler underflow will be pumped directly to surface with a positive displacement pump.

Item	17 (c) - Services

Power Supply and Reticulation

The Zimbabwe Electricity Transmission and Distribution Company (ZETDC) supplies power to Blanket Mine from their main substation in Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation and the main substation at Blanket shaft, next to the processing plant. The 11 kV supply feeds Jethro shaft, slimes dam, Smiler shaft and the village. The 11 kV is further transformed to 550 V supply at Jethro and Smiler and at Slimes dam. The ZESA power allocation to the 4 Shaft, Jethro Shaft, 5 Winze and 6 Winze Complex is 10 MVA with a current nominal maximum demand (“NMD”) of 7.6 MVA.

Four additional standalone diesel generators with suitable switchgear, transformers, and controls were also installed at the Blanket shaft to ensure that the mine can stay operational during power interruptions. This additional installation has a total installed capacity of 10 MVA and is illustrated in Figure 60.

Figure 60: Diesel Genset Unit and Genset Shed

Diesel Genset Unit and Genset Shed

At the Blanket main substation, the 33 kV line terminates into 4 x 3 Mva 33 kV/2.2 kV transformers, of which only 3 are active. The 2.2 kV supply from one transformer feeds the main Blanket compressors and the underground reticulation feeder through an 800 A vacuum circuit breaker. The other 2.2 kV supply from the second transformer feeds the run of mine section of the processing plant (on 2.2 kV and 550 V supply) through a 600 A vacuum circuit breaker.

The third transformer feeds the 2.2 kV No. 6 Ball Mill, carbon in leach section and the Elution plant which operates on 400 V supply.

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The main substation has a maximum demand of 6,000 kVA at a calculated power factor of 0.85. The acquisition and installation of a power factor correction unit to increase the power factor to the required 0.99 is currently underway.

All equipment underground, i.e. winders, pumps and fans operate on 550 V. The 2.2 kV underground feeder is therefore transformed at different levels so as to run the relevant equipment on those levels.

The 33 kV ZESA supply at Lima terminates into a 1 MVA 33 kV/550 V transformer which supplies mainly the Lima hoist, 2 x GA250 and 1 x GA160 screw compressors. A power factor correction unit has been installed in this substation.

The 33 kV supply at reclamation terminates into a 1Mva 33 kV/400 V transformer, which feeds the raw water supply pumps for the Process Water Pond. No power factor correction unit has been installed in this section.

Power to the new shaft complex will be supplied via a 2.5 km 33 kV overland power line leading to the shaft sub-station. Power will be distributed through 3 x 3 MVA 33 kV/ 6.6 kV/525 V transformers and its associated switchgear. For the underground environment 250 kVA 6.6 kV/550 V transformers will be used to drive larger components such as conveyors and larger portions of the production sections. 50 kVA 550 V/110 V transformers will be used to step power down from 550 V for lighting purposes.

The expected NMD during Phase 1 of the Blanket Mine extension project is 5 MVA. Metering of the actual NMD is only 3.9 MVA. The NMD during phase 2 of the extension project will increase to 6.3 MVA while the current ZESA allocation to the total extension project is 5 MVA. This indicates that application might be required to an increase of the allocation for the CMS project by 1.3 MVA.

Water Supply and Reticulation

ZIMWA holds all water rights in Zimbabwe and Blanket subsequently purchases process and domestic water from ZIMWA. Water for the mine, metallurgical plant and the mine village is obtained from the Blanket dam which is located 5 km east of the Mine. The Blanket Dam has a total capacity of 15 Mm³. In addition to this water source, the mine has equipped several boreholes to alleviate water shortages during the dry season and droughts.

An average of 80,000 m³ per month is pumped from the dam using 2 x 80/250 CEN stork pumps which are installed at the dam.

Two x 80/250 CEN stork pumps are also installed half way between the dam and the mine. One of the pumps supplies water to the domestic water tanks where the water treatment plant is installed and the other pumps to the processing plant. The domestic water is purified at the water treatment plant, pumped to storage tanks and then gravitated to all the houses on the mine.

Most of the processing plant water is recycled from the slimes dam. However, besides additional water from the Blanket dam, as stated above, five boreholes have been drilled to augment the processing plant supply.

Capital is allowed for new pumps, valves and pipelines to be used for the reticulation of water on surface. Service water will be transported through these pipelines separate from potable water. Water on surface will be used for fire suppression and will service the ablution facilities of the shaft offices and change houses. New 80/250 single stage stork pumps will service the dams and water will be pumped through a 250 mm Asbestos Cement (“AC”) pipeline system to the new shaft complex. The CMS shaft will include a 7 Ml dam on surface that will be the main storage facility for the complex.

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Ventilation

Ventilation at the Blanket Mine is largely natural with the No. 2 incline shaft, Jethro shaft, 5 Winze shaft and 6 Winze sub-vertical shaft down-casting. Shafts such as Lima, Sheet and Jethro Winze are used for up-casting ventilation. A single booster fan as well as several other fans are installed at development ends to aid ventilation.

Once mining operations expand to the below 750 m Level the operation will remain naturally ventilated with the assistance of a number of booster fans, specifically in development ends. Ventilation throughout the workings is deemed to be sufficient for the current and planned production rates.

Compressed Air

Underground drilling and lashing is aided by jackhammers, drifters and loaders. This creates a significant compressed air demand and subsequently a total compressed air capacity of 10,400 cfm is installed on the mine. Compressor locations and their capacities are as follows:-

•	Two 4,400 cfm ER8 Atlas Copco Compressors at Blanket;
•	Two 2,000 cfm GA160 Atlas Copco Rotary Screw Compressor at Blanket;
•	One 1,000 cfm GA160 Atlas Copco Rotary Screw Compressor at Lima; and
•	Two 3,000 cfm GA250 Atlas Copco Rotary Screw Compressor at Lima.

Compressed air is fed underground at Blanket via an 8" pipeline with an additional 4" line feeding the plant. The air supply at Lima is fed underground via a 6" pipeline.

In conjunction with the Central Shaft, a new compressor house, complete with a 15 t overhead gantry, will be built on surface. This compressor house will house a Centac C1000 180 MX3 unit capable of 6,420 cfm at a pressure of 7 bar. This additional compressed air supply will complement the existing compressed air infrastructure in order to sustain the increased tonnage profile and subsequent increase in drilling equipment.

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ITEM 18	– Market Studies and Contracts

Item	18 (a) – Market Studies and Commodity Market Assessment

Gold Commodity Overview

The gold market comments were extracted from the World Gold Council’s Gold Demand Trends report for the second quarter of 2017 from investor information published into the public domain.

Gold Overview for Half Year 2017

  Q2 gold demand was 10% lower than 2016, while H1 demand slowed 14%, but holdings continued to grow.
  Coin and bar investment rebounded from very low levels, with Q2 demand gaining 13%, and H1 demand up 11%.
  Jewellery demand strengthened after a weak 2016, but was still short of the long-term average.
  Central banks buying slowed down compared to previous years.
  Gold was one of the best performing assets in Q1 of 2017 with price gains of 8%. The gold price had a volatile Q2 in 2017, however, ending 0.4% down

Gold Resources

According to Natural Resource Holdings (“NRH”) (2013), the total global gold Resources (inclusive of Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources) that are owned by 312 entities including public, private and government backed companies, approximated 3.72 billion in situ ounces (“Boz”) in 2013. The average grade of all the deposits was estimated at 1.01 g/t gold.

The database comprises of 580 mines and projects, with deposits greater than one million ounces of in situ resources in all categories. Of these 580 used, 199 are producing mines at an average grade of 1.18 g/t whilst the remaining 381 are undeveloped deposits at an average grade of 0.89 g/t. The average grade differs significantly (33%) between producing and undeveloped deposits. This has important implications on future gold production, and at a gold price reaching low levels many of these projects will simply not be economically feasible. While North America displays the largest amount of contained gold, Africa continues to be home to some of the highest grade (and highest risk) projects in the world, as can be seen in Table 33.

Table 33: Geographical Gold Deposits - 2013

Continent	Resources[1]	Number of Deposits	Average Grade
	Moz		g/t
North America	1,131	199	0.71
Africa	842	109	2.87
Asia	717	87	1.11
South America	543	90	0.83
Australasia	381	68	0.98
Europe	104	27	1.00
World total	3,717	580	1.01

Source: Natural Resource Holdings (2013)

Note: Inclusive of Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources.

The most resource ounces are held by the top 10 following countries as displayed in Figure 61.

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Figure 61: Top 10 Countries by Total Gold Resource Ounces and the Number of Deposits

Source: Natural Resource Holdings (2013)

Gold Reserves

The global gold reserves are dominated by Australia, Russia and South Africa, as tabulated in Table 34.

Table 34: Country Listing of Gold Reserves

Country	Reserves
Moz
Australia	305
Russia	257
South Africa	193
United States	96
Indonesia	96
Brazil	77
Peru	77
Canada	77
China	64
Uzbekistan	55
Papua New Guinea	48
Mexico	45
Ghana	32
Other countries	418
World total (rounded)	1,842

Source: US Geological Survey, Mineral Commodity Summaries 2016, January 2017

Gold Supply and Demand Fundamentals

Gold Supply

Total supply contracted by 8% year-on-year, to 1,065.3 tonnes in the second quarter of 2017 – despite mine production remaining steady – as recycling activity continued to drop back significantly after the 2016 surge.

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Mine Production

It was estimated that global mine supply decreased by less than 3 tonnes in Q2 of 2017 to a virtually flat 1,557.1 t during H1 of 2017. Highlights affecting mine production in H1 of 2017 are as follows:-

  China saw an 8% drop in mine production primarily due to more stringent climate regulations forcing some marginal operations to close.
  In Tanzania, the ongoing dispute between Acacia Mining and the Government led to a decrease in production of 20% year-on-year.
  Production in Mongolia fell 30% year-on-year due to Oyu Tolgoi going through a planned phase of low grading.
  Gold production in gains elsewhere offset the losses. Indonesia saw a 30% increase year-on-year as a result of concentrate exports resuming from Grasberg, while in Canada’s output increased by 8% partly as a result of the start-up of the Hope Bay and Brucejack mines. Two other mines entering production were the Fortnum mine in Australia and the Tambomayo mine in Peru.
  Production development expenditure remains at multi-year lows.

Figure 62: Gold Supply

Table 35 displays the top 20 gold mining countries for the years 2015 to 2016. China is now by far the largest producer, whilst South Africa has moved down to occupying the 8th position.

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Table 35: Top 20 Gold Mining Countries

Country	Mine Production (t)		Change %
	2015	2016	y-o-y
China	450	454	1%
Australia	279	291	4%
Russia	250	254	2%
United States	218	236	8%
Indonesia	176	168	-5%
Canada	159	165	4%
Peru	176	165	-7%
South Africa	151	150	-1%
Mexico	136	121	-13%
Ghana	95	95	0%
Brazil	82	83	2%
Uzbekistan	83	83	0%
Papau New Guinea	57	60	5%
Argentina	64	57	-11%
Mali	49	50	2%
Tanzania	47	49	4%
Philippines	47	49	4%
Columbia	48	48	1%
Kazakhstan	48	48	0%
Democratic Republic of Congo	46	44	-3%
Rest of World	549	554	1%
World Total	3,209	3,222	0.4%

Source: Thomson Reuters GFMS (2017)

Recycling

The annual supply of recycled gold has grown in 2016 for the third consecutive year. Global supply grew by 17% to 1,308.5 t with consumers responding to higher prices. Recycling was concentrated in the first three quarters with the falling price slowing recycling in the Q4 of 2016. While price is not the only factor that determines the level of recycling, it is a key driver and its influence was clearly on display during the uptick in the gold price and subsequent decline since 2012. One notable exception in 2016, was India where recycling was hit by its government’s shock demonetisation announcement. People in India went on a frenzy to convert their cash hoards into gold, before the notes became obsolete. The liquidity crunch affected jewellers, who struggled to obtain cash to purchase gold from consumers. Recycling fell 36% year-on-year in India.

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Figure 63: Recycled Gold and Price Relationship

Gold Demand

  Q2 gold demand of 953.4 t was 10% lower than 2016, while H1 demand was down 14% year-on-year to 2,003.8 t.
  Jewellery fabrication contracted by a CAGR of 2.88% over the past 18 years, but increased by 5% year-on-year, from the weak fabrication in H1 of 2016. Despite the recovery, the jewellery demand was still below 1,000 t for the H1 of 2017.
  Industrial fabrication demand was up by 4% year-on-year in H1 of 2017.
  Retail purchases of bars and coins gained 11% in H1 of 2017. Turkey saw a strong jump which was fuelled by economic recovery, double-digit inflation and relative currency stability.

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Figure 64: Global Demand for Gold

Jewellery

According to the World Gold Council (2017), over 2016 the net jewellery demand contracted to a seven year low of 2,042 tpa. This was largely due to higher gold prices. Indian annual jewellery demand was 22% down end 2016 and while the Chinese jewellery demand was down 20% despite a rally in demand towards the end of the year. A sharp fall in the gold price saw the usual seasonal Q4 lift in global jewellery demand amplified resulting in a 26% growth, the strongest Q4 q-o-q rise for 10 years.

A longer-term perspective shows that an increasing share of global collective wealth has been allocated to gold jewellery since 2003 (with the exception of 2009, during the worst of the financial crisis). In 2013, gold jewellery value was almost 0.14% of global gross domestic product (“GDP”) compared with less than 0.08% ten years previously. Significantly, jewellery’s share of global GDP in 2014 was one fifth higher than 1997, which was the peak year for gold jewellery demand at 3,294 t.

Investment

Gold exchange-traded products are traded on the major stock exchanges including Zurich, Mumbai, London, Paris and New York and most funds are physically backed by vaulted gold. According to the Gold Investment Council (2017), investment demand in 2016 was up 70%, reaching its highest level since 2012. Inflows in the first half of 2016 were driven by concerns over the uncertainty over future interest rate hikes, the US election, negative interest rates and price momentum. Concerns over the 2017 election calendar in Europe also fuelled inflows. A strong turnaround occurred after the US elections in November. The result removed a significant element of uncertainty, and Donald Trump’s growth-boosting rhetoric led to increased expectations for US interest rates, strengthening the dollar. Profit-taking by investors ensued, causing a sharp correction on the gold price to a low of USD1126/oz. Historically low interest rates are still a major concern for investors in Europe, as are the indefinite real-life consequences of Brexit.

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Demand for coins and bars was down slightly by 2% year-on-year. The demand was soft for most of the year, with a positive shift occurring in October and November due to investors taking advantage of lower prices.

Technology

Application of gold in the technology sector remains relatively small. According to the World Gold Council, the full year demand in 2016 contracted to 322.5 t. This was mainly due to global economic uncertainty, high gold prices and ongoing substitution away from gold. Lower prices in Q4, triggered higher demands. The volume of gold used in electronic devices plunged to a low of 254.5 t.

Gold used in dentistry continued its long-term downtrend, and the pace of decline in 2016 (-5%) was of similar magnitude to 2015. This took the sector to a new low of 18 tonnes. Gold is facing a continuation of the long-term trend away from gold to other cheaper alternatives (mainly cobalt, chrome, porcelain, and ceramics).

Central Banks

Demand

Central Banks turned net buyers in 2008 following a number of years where the banks were net sellers. 2016 was the 7th consecutive year of net purchasing from central banks with net purchases of 384 tonnes of gold. A 33% decrease year-on-year, net purchases slowed with rising pressure on FX reserves. Buying was led by Russia, China and Kazakhstan, which together accounted for over 80% of all purchases. A number of other, less active central banks continued to maintain a firm interest in gold.

Central bank purchases have slowed significantly compared to recent years, with a 32% drop from the 5-year annual average of 567 t. Purchases from China, for example, completely halted in November and December, and several central banks reduced their gold holdings, including Venezuela, Argentina, Azerbaijan, and Jordan. Figure 65 shows the central banks’ annual net sales and purchases. The central banks have been a source of net demand for seven consecutive years and this is expected to continue into 2017, although slowing down.

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Figure 65: Central Bank Annual Net Sales and Purchases

Sales of gold by central banks increased by almost 50% in 2016. Turkey’s sale of almost 139 t was by far the most sizeable, followed by Venezuela’s sale of 86 tonnes. The top 40 countries’ official gold holdings as at the end of July 2017 are displayed in Table 36.

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Table 36: Top 40 Reported Official Gold Holdings (As at July 2017)

Rank	Country	Tonnes	Rank	Country	Tonnes
1	United States	8,133.5	21	Austria	280.0
2	Germany	3,374.1	22	Belgium	227.4
3	International Monetary Fund	2,814.0	23	Philippines	196.4
4	Italy	2,451.8	24	Venezuela	188.1
5	France	2,435.9	25	Algeria	173.6
6	China	1,842.6	26	Thailand	152.4
7	Russia	1,729.4	27	Singapore	127.4
8	Switzerland	1,040.0	28	Sweden	125.7
9	Japan	765.2	29	South Africa	125.3
10	Netherlands	612.5	30	Mexico	120.1
11	India	557.8	31	Libya	116.6
12	European Central Bank	504.8	32	Greece	112.9
13	Turkey	482.9	33	Korea	104.4
14	Taiwan	423.6	34	Romania	103.7
15	Portugal	382.5	35	Bank for International Settlements	103.0
16	Saudi Arabia	322.9	36	Poland	103.0
17	United Kingdom	310.3	37	Iraq	89.8
18	Lebanon	286.8	38	Australia	79.9
19	Spain	281.6	39	Indonesia	79.3
20	Kazakhstan	280.9	40	Kuwait	79.0

Source: World Gold Council – 2017

Currency

As gold is usually traded relative to its USD price, the value of the dollar has a meaningful impact on gold. More importantly, gold is viewed as a natural hedge to the USD as it is not directly linked to the monetary or fiscal policies of a particular government. This characteristic strengthens their inverse relationship. Because the USD is also the primary currency used in global transactions and is seen as a stable and reliable unit of exchange, countries aim to have ample reserves to be able to meet their USD denominated liabilities. As such, the dollar forms the lion’s share of foreign reserve portfolios. However, governments need to manage the concentration risk in their reserves by diversifying into high quality, liquid assets that lack credit risk – like gold.

Gold is often seen as a currency that provides a natural alternative to money. Gold satisfies many criteria that define a currency, including its use as convertibility, store of value and medium of exchange. Through the years it can be seen that gold has the evolving nature of the relationship with the USD, its geological scarcity and its physical/chemical qualities as a non-corrosive, durable metal make it a natural hedge to paper currencies. Because fiat money can be printed as a result of monetary policies, part of gold’s value as a hard asset is derived from its lack of supply growth. Gold is a highly liquid asset, with daily trading volumes comparable to major currency pairs such as the USD-pound sterling, and is eclipsed only by USD-yen and USD-euro transactions. The trade weighted US dollar index, which compares the US dollar to 23 different world currencies, can be compared to the gold price to demonstrate the relationship between the gold price and world currencies (Figure 66).

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Figure 66: Gold Price versus Trade Weighted U.S. Dollar Index

While gold is considered a commodity by many, in practice, its role as currency stands out. It is used by central banks as part of their foreign reserves, accepted in exchange for goods in parts of the world, and traded alongside other currencies in the financial system. According to the Bank for International Settlements’ (“BIS”) 2013 annual report that states that “gold is to be dealt with as a foreign exchange position rather than a commodity because of its volatility (which is almost consistently lower than commodities) is more in line with foreign currencies, and banks manage it in a similar manner to foreign currencies”.

An allocation to gold, denominated in USDs, represents an implicit exposure to a foreign currency, providing international investors with protection against falls in their local currency.

Further, when evaluating a portfolio’s exchange risk in light of its foreign currency denominated holdings, gold can be used as a cost-effective and better-rounded complement to other hedging strategies. For example, for a US investor trying to hedge currency risk stemming from emerging market exposure, gold has been historically less costly than a basket of currencies, and including gold as part of the hedging strategy has significantly reduced drawdowns.

Driven by China’s desire to increase its financial influence, the Chinese renminbi is likely to emerge gradually as a genuine international currency as Beijing eases restrictions on its use in transactions and investments abroad. It is expected that during the coming period of uncertainty and transition between different reserve currencies, official central bank asset managers around the world are likely to increase their interest in gold as a result of doubts about the overall strength of global monetary arrangements. This has been prominent since the economic downturn in 2008 (Figure 66).

US Inflation and Interest Rates

A common argument for buying gold is that it is seen as an inflation hedge. Consumer price indices (“CPI”) measure ‘representative’ baskets of goods that may well reflect a general price trend, but these will likely not reflect everyone’s experience of inflation. The reason why the US CPI is the measure most widely used to measure gold’s effectiveness as hedge, is due to the fact that gold is traded by the USD and that real interest rates create an opportunity cost for holding gold make US inflation a logical candidate to use as a reference in long-term pricing.

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Real US rate is the lending interest rate adjusted for inflation, as measured by the GDP deflator. From Figure 67 it can be seen that when the real US rate becomes negative, the gold price increases, which indicates that investors start investing in gold rather than the banks, to receive better returns.

Figure 67: Gold Price versus Real USD Rate

Gold Pricing

Gold was one of the best performing assets in Q1 of 2017 with gains of 8%. After bottoming at USD1125.7/oz on December 20 2016 the gold price had climbed 11% to USD1247.3/oz. The gains were primarily driven by concerns over President Donald Trump’ policies, future Fed Interest hikes and political uncertainty outside the Unites States (Investingnews, 2017). President Trump’s policies, investors calling the Fed hawkishness into question and comments by Treasury Secretary Steve Mnuchin that the US dollar is too strong all were strong drivers for the gold price gains in the first two months of 2017. The gold price fell in March, however due to an expected Fed hike at the next FOMC meeting (Sieroń, 2017).

The gold price had a volatile Q2 in 2017, ending 0.4% down, but still 8% up for the year of 2017. The gold price hit its lowest point for the quarter on 10 May 2017, at a price of USD1218.8/oz after a US FOMC meeting, with investors opting for riskier assets. Gold reached a peak of 1293.60 on 6 June 2017, but started slipping a few days later due to the Fed’s decision to hike rates (Investingnews, 2017). The gold continued the downtrend until the end of the second quarter.

The start of the third quarter of 2017 has also been a period of remarkable growth in the gold price. July started with a price of USD1,217.9/oz, but sustained growth since has seen the gold price reach USD1,316.2/oz by end August. The rally in the gold price in July was on the back of US politics driving the US Dollar’s continued fall. August saw the gold price continue to rise with investors in the West seeking ownership in a safe haven. This comes as no surprise, as concerns grow regarding North Korea’s nuclear capabilities and aggressive rhetoric with the US, instability in Venezuela and the Middle East, and a lack of cohesion in the Trump administration (O'Byrne, 2017).

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Political uncertainty will continue to affect the gold price for the remainder of 2017. In Europe, looming elections for Germany and Austria in September and October respectively, may see the countries tested by populist nominees (Investingnews, 2017). Brexit negotiations are also likely to bring volatility to the markets in the medium term, while North Korea’s continued defiance to bow to political pressure concerning their nuclear programme is certainly a strong driver for volatility in the markets in the short-medium term. Figure 68 shows the gold price since 2000.

Figure 68: Gold Yearly Prices

Consensus opinion has the real gold price remaining relatively constant over the coming months and years.

Table 37: Gold Price Forecast (Nominal Terms)

	Unit	2017	2018	2019	2020	2021	Long-term (Nominal)	Long-term (Constant)
Gold	USD/oz	1,289	1,295	1,301	1,294	1,413	1,289	1,230

Source: Minxcon (Oct 2017)

Gold Outlook

According to Graham (2017), even though the gold price is on the rise, it is failing to attract investors. Concerns regarding policy normalisation by central banks seems to be weighing on the gold demand and is creating a conflicted outlook for the commodity. Higher interest rates make gold a less attractive investment, since gold pays no dividend or interest. Investment demand for gold ETFs fell 76% in Q2 of 2017, with consumer demand, however, increasing.

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Demand for coins and bars, jewellery, demand from central banks and technology demand have all increased in Q2 of 2017. These areas of demand are, however, unlikely to change the gold price as they tend to change in response to changes in gold prices according to Adrian Ash, director of research at BullionVault. He further stated that larger investor interest is needed to push gold prices higher.

With the expectation of policy normalization by central banks at some point this year, investor confidence in gold may stay subdued, keeping the price lower. However, a weakening dollar will have the opposite effect and present upside risk to gold.

Political uncertainty across the globe has also been a driving force behind gold’s price surge. With several upcoming elections in Europe, ongoing Brexit negotiations, policy uncertainty in Trump’s administration, instability in Venezuela and the Middle East, tensions between North Korea and the rest of the world and terrorist threats on the increase, the gold price is likely to remain volatile in the near future.

Item	18 (b) – Contracts

On January 28, 2014 Caledonia announced that as a result of new regulations introduced by the Zimbabwe Ministry of Finance, all gold produced in Zimbabwe must now be sold to Fidelity Printers and Refiners Limited ("Fidelity"), a company which is controlled by the Zimbabwean authorities and which is now responsible for the final refining and marketing of all gold produced in Zimbabwe. Accordingly, all of Blanket’s production has subsequently been sold to Fidelity. Blanket receives 98.75% of the value of the gold within a maximum of 7 days of a sale to Fidelity. Blanket has received all payments due from Fidelity under these new arrangements in-full and on-time.

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ITEM 19	– Environmental Studies, Permitting and Social or Community Impact

Item	19 (a) – Relevant Environmental Issues and Results of Studies Done

Information regarding environmental consideration is taken largely from AGS (2006), Fraser Alexander Zimbabwe (Pty) Ltd (March 2010) and Blanket Mine (November 2009).

In 1995 a full Environmental Impact Assessment was completed by SRK to identify the major detrimental aspects of the mining operation and recommend remedial measures. Apart from the potential to pollute groundwater from the tailings dam, no significant detrimental environmental impacts were identified by that study.

Kinross Gold Corporation, the owners of the mine up until June, 2006, issued an Environmental Policy and Framework document in 2001 based on ISO 14001, which serves as the guideline for all environmental issues at Blanket Mine.

Item	19 (b) – Waste Disposal, Site Monitoring and Water Management

The Government of Zimbabwe has enacted regulations covering water and effluent disposal, through the all-encompassing Environmental and Natural Resources Act. Under the Water Act and the Waste Disposal Regulations a mine is required to obtain permits - now the Environmental Management Act (Chapter 20:27) No. 13/2002 (“EMA”), which repealed all the above acts. Eleven permits have now been issued under the EMA for the following items:-

•	solid waste (landfill and tailings);

•	effluent disposal (sewerage and car wash bay);

•	hazardous waste generation (oils, etc.);

•	air emissions (clinic incinerator, Black Smith shop, assay laboratory, smelter house and power plant generators); and

•	hazardous substance storage (for all effluent disposal and two permits have been issued to the Blanket Mine by ZINWA, covering the sewage effluent and mill tailings disposals).

The Blanket Mine tailings operation is a gold tailings operation, comprising two dams/compartments adjacent to one another. These dams, namely A & B, were combined in 2015 to make one dam. All tailings effluent is now being decanted via Dam A penstock. Dam A and Dam B are operated as a paddock (“day wall”) operation. Decanting of the two dams occurs through separate penstocks, with Dam A having an elevated penstock installed in 2005/2006. Dam A is the initial tailings dam with Dam B having been constructed subsequently and adjacent to Dam A. Dam A is in the order of 3 m lower in elevation to Dam B (height difference is an estimate as no current updated survey information is available). The tailings dams are operated by Frazer Alexander Zimbabwe.

The unresolved issue of the hard naturally occurring groundwater is an outstanding concern for the closure plan of Blanket. A letter was written in December 2012 to the Environmental Management Agency (“EMA”) requesting:-

1.	Oxygen absorbed to be removed from the sampling parameters because it has limited relevance to ground water.
2.	The TDS Limit Value increased to ≤2500 blue band to reflect the naturally occurring ground water.
3.	In response to EMA suggesting the sewage pond outflows be used to irrigate the tailings dam vegetation which is being done; the sewage outflow should be removed from the sampling parameters as the “end of pipe” will reflect in the tailings dam unsaturated zone monitoring (“uzm”).
4.	In terms of the current tailings disposal permit, Caledonia is required to measure parameters including pH, conductivity, sulphates, zinc, iron, manganese, free cyanide and turbidity. Generally, all results have been within acceptable limits except for manganese and conductivity, which are apparent in the control borehole.

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Similar monitoring of the sewage disposal area shows that all holes are in the acceptable green category. The sewerage ponds are now classified in the red category under the EMA as they are not lined. In October, 2009, Epoch Resources (Pty) Ltd (“Epoch”) was appointed by Fraser Alexander Tailings (Pty) Ltd to undertake an audit review of the tailings operation at the Blanket Mine. The audit review identified no significant operational or design risks associated with the dam. The following are two key findings of the audit, which have since been addressed:-

•	A number of the findings and recommendations identified in the 2007 audit report have not been addressed.
•	The level of reporting and documentation of the operational data pertaining to the tailings dam has declined significantly since the last audit.

An updated survey of the tailings dam facility was not available at the time of the audit. The tailings facility is now audited every year by Fraser Alexander, however there is a requirement for an audit to be done by an independent auditor once every third year, as was the case during the 2007 audit. Tonnages are recorded monthly by the contractor to facilitate the determination of the rate of rise (“RoR”). However, at a production rate of 1,000 tpd the RoR is 0.54 m per year based on the final design area of 28 ha, which is well below the legal maximum of 2 m per year. The Epoch review recommended the following:-

•	An updated comprehensive survey must be carried out on the entire tailings dam facility, including the dam basins, position of drains, penstock outlets and piezometers. This is now being done every October.
•	Appropriate monitoring data sheets and report templates must be implemented for the collection, documentation and report of the various monitoring aspects pertaining to the tailings dam. This has been implemented and is currently being done.
•	A minimum vertical freeboard of 2.0 m for Dam A and B must be maintained at all times.
•	Piezometers must be checked by carrying out Upset Tests to confirm that they are fully operational. This is currently being done once per month.
•	Drains must be rodded and flushed to confirm that they are fully operational and not blocked. This is being done annually since 2016.
•	A comprehensive slope stability assessment must be undertaken. This is conducted with each audit.
•	The height discrepancy between Dam A and B must be gradually phased out. This is not applicable anymore as the dams have been merged.

Item	19 (c) - Permit Requirements

No permits other than the operating claims, non-operating claims and exploration claims have been issued. See Item 4 (c) and Appendix 2 for details.

Item	19 (d) – Social and Community-Related Requirements

Blanket Mine is fully indigenised as required by Zimbabwe law; i.e. the company is 51% owned by indigenous Zimbabweans. Of the above portion, 10% was donated to the Gwanda Community Share Ownership Trust (GCSOT) and 10% is held by the Blanket Management and Employee Trust.

Blanket’s investment in community and social projects is not limited to the operation of the mine and the welfare of its employees but includes payments to the GCSOT in terms of Blanket's indigenisation as well as certain ex gratia project related payments. Blanket provides housing for all its employees, who live some distance from the mine, and has a policy of assisting local communities with their infrastructural requirements.

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Item	19 (e) – Mine Closure Costs and Requirements

In March 2001 the Blanket Mine contracted Knight Piesold to estimate the costs of decommissioning and closure of the mine. This study included all aspects of the mining operation such as open workings, waste dumps and infrastructure. An updated decommissioning and reclamation cost estimate was undertaken by Blanket Mine and reported in November 2009.

There are a number of Government of Zimbabwe regulations and guidelines including the Mining General Regulations, the Environmental and Natural Resources Act, the Water Act and the Waste Disposal Regulations which cover a mine’s closure obligations. These are all addressed and costed in the Knight Piesold report and in the updated report by Blanket Mine dated November 2009.

During December 2012 a review and update of the closure cost estimates and the closure plan was revised by Toltecs (Pvt) Limited t/a Paramark and Black Crystal Environmental Consultants. The closure cost was calculated at USD1.6 million. In 2016, this figure was revised to USD3.1 million by independent individual consultant Steve Norton for the tailings facility, whilst the remainder of the mine was an update of 2012 assessment done internally. The mine is not required to post a guarantee for this amount, but has reached an agreement with government that the break-up value of the plant and mine infrastructure be pledged as a guarantee for the closure cost.

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ITEM 20	– Capital and Operating Costs

Item	20 (a) – Capital Costs

Mining Capital Cost

The total project capital for the mineral reserves (PFS) is summarised in Table 38.

Table 38: Project Capital Cost Summary (Mineral Reserves - PFS)

Capital Costs Items	Total
SIB	32.23
Central Shaft	27.07
Development	11.18
Equipment	1.40
Deep Drilling	6.50
Total	78.37

The capital schedule for the Blanket mining operations for the LoM with the extension project up to 30 Level is illustrated in Figure 69. The capital cost includes initial and infrastructure capital for the Mineral Reserve LoM plan as well as sustaining capital. Sustaining capital expenditures are capital expenditures resulting from improvements to and major renewals of existing assets. Such expenditures serve to maintain existing operations, but do not generate additional revenue. The total sustaining capital amounts to USD32.3 million over the LoM and consists of 12% of total OPEX per annum over the LoM. Other major contributing items to the LoM CAPEX include the CMS sinking and capital development.

Figure 69: Capital Schedule Based on Mineral Reserves (PFS)

The total project capital for the Mineral Resource (PEA) is summarised in Table 39.

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Table 39: Project Capital Cost Summary (Mineral Resource - PEA)

Capital Costs Items	Total
SIB	49.91
Central Shaft	26.73
Development	19.13
Equipment	2.69
Deep Drilling	10.10
Total	108.57

The capital schedule for the Blanket mining operations for the LoM with the extension project up to 38 level is illustrated in Figure 70. The capital is deemed sufficient and all major infrastructure costs have been accounted for. The capital cost includes initial and infrastructure capital for the Mineral Resource LoM plan as well as sustaining capital. The total sustaining capital is estimated at USD44.1 million over the LoM being the sum of 12% of total OPEX per annum up to 2024, 8% of total OPEX for 2025, and 5% of total OPEX for the remaining LoM. Other major contributing items to the LoM CAPEX include the CMS sinking and capital development.

Figure 70: Capital Schedule Based on Mineral Resources (PEA)

The detailed scheduled capital for CMS forming part of the total LoM capital is illustrated in Figure 71.

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Figure 71: Detailed CMS Capital Schedule

Processing Capital Cost

No capital costs have been provided.

Item	20 (b) – Operating Cost

The operating costs used for Blanket Mine is based on the business plan received from the mine.

The operating cost estimation for the study is based on the approved 2018 budget which is aligned with the historical cost of the operation. The operating cost from the 2018 budget is summarised in Table 40.

Table 40: Operating Cost Summary (USD/t ore)

	Type	2018 Budget (USD/t ore)
Mining	Variable	22.63
Processing		12.76
Crushing	Variable	0.57
Grinding	Variable	1.95
Gravity Circuit	Variable	0.04
CIL Leaching	Variable	2.32
Elution	Variable	0.26
Precip/Smelting	Variable	0.09
Tailings/Water Disposal	Variable	0.50
General/Supervision	Fixed	0.05
Metallurgical	Variable	6.99
Assay	Variable	0.00
General and Administration		31.76
Services Engineering	Fixed	13.64
Technical Services and Reserve Drilling	Fixed	2.51
General Supervision	Fixed	15.61
Total Cost		67.15

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The LoM operating cost is illustrated in Figure 72.

Figure 72: Life of Mine Operating Cost (USD/ t milled)

Operating Costs Summary

To produce an ounce of gold, mining companies incur not only operating costs, but also spend sustaining capital at the sites and capital to explore and to sustain their long-term future. Some confusion still exists in the mining industry on reporting mining costs and there is no specific set of standards. Minxcon used the current Australian method of reporting that was suggested by the Gold Institute. This method is perceived as being uniform in the industry but basic differences still exists between countries. The operating costs in the financial model were broken down into different categories:-

(C1) Direct Cash Cost;

(C2) Production Cost; and

(C3) Fully Allocated Cost.

The definitions of these costs are as follows:-

(C1) Direct Cash Cost

C1 represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits (if any). The M1 margin is defined as metal price received minus C1. Direct Cash Costs cover:-

•	Mining, ore freight and milling costs;
•	Ore purchase and freight costs from third parties in the case of custom smelters or mills;
•	Mine-site administration and general expenses;
•	Concentrate freight, smelting and smelter general and administrative costs;
•	Matte freight, refining and refinery general and administrative costs; and
•	Marketing costs (freight and selling).

(C2) Production Cost

Production Cost (C2) is the sum of net direct cash costs (C1) and CAPEX. The M2 margin is defined as metal price received minus C2.

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(C3) Fully Allocated Cost

Fully Allocated Cost (C3) is the sum of the production cost (C2), indirect costs and net interest charges. The M3 margin is defined as metal price received minus C3. Indirect costs are the cash costs for:-

•	The portion of corporate and divisional overhead costs attributable to the operation;
•	Research and exploration attributable to the operation;
•	Royalties and "front-end" taxes (excluding income and profit-related taxes);
•	Extraordinary costs, i.e., those incurred as a result of strikes, unexpected shutdowns etc.; and
•	Interest charges including all interest paid, both directly attributable to the operation and any corporate allocation (net of any interest received) on short-term loans, long-term loans, corporate bonds, bank overdrafts etc.

Costs reported for the Blanket Mine, which consists of plant and mining operating costs, are displayed in Table 41. Other cash costs include the general and administration fees, Caledonia management fee as well as overheads. Detail about the operating cost and the breakdown of the mining and plant costs are described in the mining and plant cost sections. The royalty amount includes the Zimbabwean revenue royalty of 5%. As discussed in Item 21 (d), Blanket receives an export incentive of 2.5% on all gold receipts.

Table 41: OPEX Summary

Item	Unit	Amount	Unit	Amount
Net Turnover	USD/Milled tonne	140	USD/Gold oz.	1,244
Direct Cash Costs (C1)	USD/Milled tonne	72	USD/Gold oz.	642
CAPEX	USD/Milled tonne	20	USD/Gold oz.	175
Production Costs (C2)	USD/Milled tonne	92	USD/Gold oz.	817
Royalties	USD/Milled tonne	7	USD/Gold oz.	62
Export Incentive	USD/Milled tonne	(4)	USD/Gold oz.	(32)
Fully Allocated Costs/ Notional Costs (C3)	USD/Milled tonne	95	USD/Gold oz.	847
NCE Margin	%	32%	%	32%
EBITDA*	USD/Milled tonne	64	USD/Gold oz.	572
EBITDA Margin	%	46%

Notes:

1.	* EBITDA excludes capital expenditure.
2.	Numbers may not add up due to rounding.

Direct Cash cost for Blanket is USD72/milled t that equates to USD642/oz., which is below the global cash cost of USD810/oz (GFMS, 2017).

Blanket Mine has a fully-allocated cost of USD95/milled tonne that equates to USD847/oz. The fully allocated cost is displayed in Figure 73 on a per ounce basis together with the gold price of USD1,260/oz. that was used in the LoM.

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Figure 73: Fully-Allocated Costs vs. Gold Price

The Fully-Allocated Cost Margin per year over the LoM is displayed in Figure 74. The Fully-Allocated Cost margin is calculated by taking the difference between the revenue generated and the Fully-Allocated Costs, and dividing by the revenue. The Fully-Allocated Cost margin for Blanket Mine was calculated at an average of 32% over the LoM.

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Figure 74: Fully-Allocated Cost Margin per Year

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ITEM 21	– Economic Analysis

Valuation Date

Value relates to a specific point in time. The effective date for the valuation is 31 August 2017.

Reasonableness Test

A reasonableness test serves to identify valuations which may be out of step with industry standards and industry norms. Minxcon is not aware of any previous valuations on the Project by third parties.

Valuation Approaches and Methods

The following valuation approaches are three internationally accepted methods of valuing mineral projects, and are illustrated in Table 42:-

•	Cost Approach: used to value early-stage exploration properties. The valuation is dependent on the historical and future exploration expenditure.
•	Market Approach: used to value exploration and development properties, based on the relative comparisons of similar properties for which a transaction is available, in the public domain. The market approach relies on the principle of “willing buyer, willing seller” and requires that the amount obtainable from the sale of the mineral asset is determined as if in an arm’s-length transaction.
•	Income Approach: used to value development and production properties in the production phase. This method relies on the “value-in-use” principle and requires determination of the present value of future cash flows over the useful life of the mineral asset.

Table 42: Acceptable Methods of Mineral Project Valuation

Valuation Approach	Exploration Properties	Development Properties	Production Properties	Dormant Properties		Defunct Properties
				Economically Viable	Not Viable
Income	Not generally used	Widely used	Widely used	Widely used	Not generally used	Not generally used
Market	Widely used	Less widely used	Quite widely used	Quite widely used	Widely used	Widely used
Cost	Widely used	Not generally used	Not generally used	Not generally used	Less widely used	Quite widely used

Income Approach

The discounted cash flow (“DCF”) valuation is based on future free cash flow discounted to present value. This analysis is widely used within investment banking and company valuation. The DCF is based on the production schedule and all costs associated to develop, mine and process the Mineral Reserve. Relevant taxation and other operating factors, such as recoveries, stay-in-business costs and contingencies are incorporated into the valuation to produce a cash flow over the life cycle of the project.

It is generally acceptable to use Mineral Resources in the cash flow (income) approach if Mineral Reserves are also present. These Mineral Resources and Mineral Reserves must be signed off by a Competent Person in accordance with CIM definition standards (or other required Reporting Code). Additionally, Mineral Reserves must be based on a LoM Plan for an operating (going concern) mine, or at least a PFS for a mine project.

Market Approach

The market approach requires the comparison of the project with relatively recent transactions of resource assets that have similar characteristics to those of the asset being valued. It is generally based upon a monetary value per unit of the resource (where available), or per unit of defined tonnes (Measured, Indicated and Inferred). Typically, the comparable method uses the transaction price of comparable assets to establish a value for the specific asset to be valued. The difficulty of this approach within the mining industry is that there are no true comparables, as each asset is unique with respect to key factors such as geology, mineralisation, costs, stage of exploration, infrastructure, as well as peripheral issues such as social, political and environmental aspects and the valuator needs to take that into consideration during the valuation.

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When transactions of mineral assets do occur, they rarely involve strictly cash, leaving the valuator the task of converting blocks of shares, royalties or option terms into present-day monetary equivalents. In the first cases, the defined value of the share (inclusive of whether it is transacted at a premium or discount), at the time of the transaction, is applied to convert the share volume into a cash value. The same principle is applied to royalties and option terms to convert these transaction preferences into a cash basis.

Cost Approach

The cost approach relies on historical and/or future expenditure on the property and involves estimation of the depreciated cost of reproducing or replacing the asset and improvements. Reproduction cost refers to the cost at a given point in time of reproducing a replica asset, whereas replacement cost refers to the cost of reproducing improvements of equal utility. In cases where insufficient confidence exists in the technical parameters of the mineral asset, valuation methods rely almost entirely on the principle of historical cost, implying that an asset’s value is correlated to the money spent on its acquisition, plus a multiple of expenditures. A prospectivity enhancement multiplier (“PEM”) is a factor applied to the total cost of exploration, the magnitude of which is determined by the level of sophistication of the exploration for which positive exploration results have been obtained.

Methodology Justification

The Valuator performed an independent valuation on the Project’s Mineral Resources. Owing to the fact that the Project has a budget plan based on a compliant mine plan with stated Mineral Reserves, the income approach was applied on the total mineable reserve incorporated in a detailed mine plan as the primary valuation methodology in determining the value of the asset.

Item	21 (a) - Principal Assumptions

The purpose of this valuation exercise was to demonstrate the financial viability of the Project. This is illustrated by using the Discounted Cash Flow (“DCF”) method on a Free cash flow to the firm (“FCFF”) basis, to calculate the nett present value (“NPV”) and the intrinsic value of the Project in real terms. The intrinsic value is the amount considered, on the basis of an evaluation of available facts, to be the “true”, “real” or “underlying” worth of an item. Thus, it is a long-term, Non-Market Value concept that smooths short term price fluctuations. In mining, the intrinsic value refers to the fundamental value based on the technical inputs, and a cash flow projection that creates a NPV. Few of these inputs are market related, except possibly for metal price, benchmarked costs and the discount rate applied.

A company has different sources of finance, namely common stock, retained earnings, preferred stock and debt. Free cash flow is based on either FCFF or Free cash flow to equity (“FCFE”). FCFF is the cash flow available to all the firm’s suppliers of capital once the firm pays all operating expenses (including taxes) and expenditures needed to sustain the firm’s productive capacity. The expenditures include what is needed to purchase fixed assets and working capital, such as inventory. FCFE is the cash flow available to the firm’s common stockholders once operating expenses (including taxes), expenditures needed to sustain the firm’s productive capacity, and payments to (and receipts from) debt holders are accounted for. It must be noted that FCFF minus Nett Debt = FCFE.

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The NPV is derived post-royalties and tax, pre-debt real cash flows, after taking into account operating costs, capital expenditures for the mining operations and the processing plant and using forecast macro-economic parameters.

Basis of Valuation of the Mining Assets

In generating the financial model and deriving the valuations, the following was considered:-

•	The optimised cash flow model with economic input parameters.
•	The cash flow model is in constant money terms and USD.
•	A hurdle rate of 8.45% (in real terms) was calculated for the discount factor.
•	It is assumed that Blanket receives 98.75% of gold value in terms of the sale agreement with Fidelity.
•	The impact of the Mineral Royalties Act as per the Zimbabwean Mining Regulation.
•	Sensitivity analyses were performed to ascertain the impact of discount factors, commodity prices, grade, working costs and capital expenditures.
•	The full value of the operation was reported for Blanket Mine – no attributable values were calculated -therefore 100%.
•	The model was set up in calendar years from January to December with year 2017 only including August to December.

Macro-Economic Forecasts

The following section includes the macro-economic and commodity price forecasts for the operation over the LoM. The USD gold price is in real monetary terms and constant throughout the LoM. The model is set up in calendar years from January to December starting November 2017. Table 43 displays the forecast for gold product in real terms, as received from the client. The historic gold price over the past 3 years averaged USD1,225/oz. and the 2017 average up to October 2017 averaged USD1,252/oz. By comparing the forecast to the Energy and Metals Consensus Forecast with an average real gold price of USD1,225/oz over the next five years (USD1,230/oz long-term), and considering the global market conditions, a gold price of USD1,260/oz. is considered to be an acceptable and appropriate forecast.

Table 43: Gold Forecast

Item	Unit	LoM
Gold	USD/oz.	1,260
Gold	USD/kg	40,510

Source: Caledonia

Working Capital

The creditors and debtors days were sourced from the client based on actual numbers. The creditors’ days were calculated at 90 days and debtors days at 14 days. On 30 June 2017 Blanket’s working capital consisted of debtors receivables of USD1.29 million to be received and creditor payment outstanding of USD2.17 million. This balance was also included in the working capital calculation of the financial model.

Recoveries

The ore from the Blanket Mine operation is treated at the existing Blanket plant; the expected recovery percentage can be seen in Table 44. The recovery is detailed in the processing Section of this Report.

Table 44: Recovery Percentage

Item	Percentage
Plant Recovery % Blanket Mine	93.5%

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Discount Rate

To test the appropriateness of the discount rate for the specific Project, Minxcon used the Capital Asset Pricing Model (“CAPM”) to calculate the discount rate. Since no Zimbabwe equity risk premiums are available, the project risk was based on South African premiums. The following were considered:-

•	The US Risk Free Rate (10 years) at 2.38% was considered as an acceptable risk-free rate at the time of the valuation.
•	The market risk premium of 6.0%, a rate generally considered as being the investor’s expectation for investing in equity, rather than a risk-free government bond.
•	The beta of a stock is normally used to reflect the stock price’s volatility over and above other general equity investments in the country of listing – the Beta was calculated at 0.86 as described above.
•	A South African country risk premium of 2.91% as calculated by Aswath Damodaran from the Stern School of Business at New York University.

Table 45: Nominal Discount Rate Calculation

Cost of Equity	Discount Rate
US Risk free rate	2.38%
Risk premium of market	6.0%
Country Risk Premium	2.91%
Operational Risk (Base Beta)	0.86
Nominal Cost of equity (CAPM)	10.51%
Real Cost of equity (CAPM)	8.45%

Beta

Beta is a measure of the volatility or systematic risk of a security or a portfolio in comparison to the market as a whole.

Minxcon analysed the Betas of a number of major gold mining companies listed on the Johannesburg Stock Exchange (JSE) and the Zimbabwe Stock Exchange (ZI) to serve as a comparison for Caledonia. Although not directly comparable because it is on different stock exchanges it does provide some indication of volatility. The Betas of the South African gold mining companies on the JSE were found to range between 0.28 (Gold Fields) and 2.61 (Sibanye). The two Betas of Zimbabwean listed gold mines were comparatively low, at 0.57 (Rio Zim) and 0.68 (Falcon Gold). Table 46 shows the Betas of the gold mining companies considered.

Table 46: Southern African Gold Mining Companies' Beta Values

Gold Company	Betas	Exchange
Anglogold Ashanti	1.11	JSE
Central Rand Gold	2.43	JSE
Gold Fields	0.28	JSE
Harmony	0.67	JSE
Randgold	0.68	JSE
Sibanye Gold	2.61	JSE
Rio Zim	0.57	ZI
Falcon Gold	0.68	ZI
Mean	1.13
Median	0.68
Caledonia	0.86	TSX

Source: Reuters

Caledonia is listed on several stock exchanges, with the Toronto Stock Exchange (CAL.TO) showing a Beta of 0.86.

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Item	21 (b) - Cash Flow Forecast

The saleable product per annum is illustrated in Figure 75. The average plant recovery over the LoM is 93.5% based on an average recovered grade of 3.50 g/t.

Figure 75: Saleable Product

A breakdown of the tonnes and ounces used in the LoM are displayed in Table 47. The Mineral Reserve LoM plan included only Mineral Reserves that have been diluted by using the modifying factors described in the mining section. The cash flow becomes negative in year 2025 and all Mineral Reserves beyond this point are not included in the Mineral Reserve statement.

Table 47: Production Breakdown in LoM

Item	Project	Blanket Mine LoM
Ore Tonnes Mined	Tonnes ('000)	3,972
Average Mined Grade	g/t	3.73
Total Oz in Reserve LoM Plan	oz.	476,763
Grade Delivered to Plant	g/t	3.73
Metal Recovered
Recovered grade	g/t	3.50
Yield/Recovery	%	93.8%
Total Oz Recovered	oz.	447,149

Discounted Cash Flow

Minxcon’s in-house DCF model (Table 48) was employed to illustrate the NPV for the Project in real terms. The NPV was derived post-royalties and tax, pre-debt real cash flows, using the techno-economic parameters, commodity price and macro-economic projections.

This valuation is based on a free cash flow and measures the economic viability of the Mineral Reserves to demonstrate if the extraction of the Mineral Deposit is viable and justifiable under a defined set of realistically assumed modifying factors. The model is based on financial years running from January to December and commences in August 2017. The annual and cumulative cash flow forecast for the LoM is displayed in Figure 76.

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During 2021 the tonnes mined is higher than the average of the preceding years and succeeding years resulting in a peak cash flow of USD33 million during this year.

Figure 76: Annual and Cumulative Cash Flow

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Table 48: Real Cash Flow

Minxcon

**Project Title:** Blanket
Client: Caledonia
Project Code: P17-051a

| Project Valuation Schedule | |
|---|---|
| Project Valuation Date (Base Date) | 01-Nov-17 |
| Financial Year End (month and year) | 31-Dec-17 |
| First Year | 0 |
| Days remaining | 60 |

| | | | |
|---|---|---|---|
| Commodity Price | 100% | Fixed Costs | 100% |
| Exchange Rate | 100% | Variable Cost | 100% |
| Grade | 100% | Mining Capex | 100% |
| | | Plant Capex | 100% |

| Project Duration | | Unit | Totals | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Calendar Years | | | | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
| Financial Years | | years | 8 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| Macro-Economic Factors (Real Terms) | | | | | | | | | | | |
| Commodities | | | | | | | | | | | |
| Commodity prices | Gold | USD/oz | 1,260 | 1,260 | 1,260 | 1,260 | 1,260 | 1,260 | 1,260 | 1,260 | 1,260 |
| Operating Statistics | | | | | | | | | | | |
| Tonnes Produced | | | | | | | | | | | |
| ROM | | tonnes | 3,971,780 | 237,393 | 564,030 | 569,630 | 640,107 | 719,532 | 687,173 | 406,833 | 147,083 |
| ROM | (Max) | tonnes/month | 118,696 | 118,696 | 47,003 | 47,469 | 53,342 | 59,961 | 57,264 | 33,903 | 12,257 |
| Mill Head grade | Gold Grade | g/t | 3.73 | 3.55 | 3.52 | 3.54 | 3.51 | 3.68 | 3.87 | 4.38 | 4.38 |
| Tonnes to mill | | tonnes | 3,971,780 | 237,393 | 564,030 | 569,630 | 640,107 | 719,532 | 687,173 | 406,833 | 147,083 |
| Recovered Grade | | | | | | | | | | | |
| Recovered grade | Precious Metals | g/t | 3.50 | 3.30 | 3.27 | 3.32 | 3.30 | 3.46 | 3.64 | 4.12 | 4.12 |
| Metal recovered | | | | | | | | | | | |
| Metal recovered | Gold | kg | 13,908 | 784 | 1,847 | 1,891 | 2,114 | 2,492 | 2,498 | 1,675 | 606 |
| Metal recovered | Gold | oz | 447,149 | 25,215 | 59,376 | 60,807 | 67,972 | 80,122 | 80,319 | 53,859 | 19,478 |
| Financial | | | | | | | | | | | |
| Revenue | | USD | 556,365,471 | 31,374,203 | 73,879,054 | 75,659,096 | 84,574,114 | 99,692,082 | 99,936,544 | 67,014,286 | 24,236,091 |
| Revenue | Gold | USD | 556,365,471 | 31,374,203 | 73,879,054 | 75,659,096 | 84,574,114 | 99,692,082 | 99,936,544 | 67,014,286 | 24,236,091 |
| Mining cost | | | (268,569,491) | (16,101,293) | (38,406,269) | (38,638,460) | (41,560,620) | (44,853,802) | (43,512,135) | (31,888,421) | (13,608,490) |
| Direct Cash Costs | Fixed Cost | USD | (120,856,271) | (7,245,582) | (17,282,821) | (17,387,307) | (18,702,279) | (20,184,211) | (19,580,461) | (14,349,788) | (6,123,821) |
| Direct Cash Costs | Variable Cost | USD | (147,713,220) | (8,855,711) | (21,123,448) | (21,251,153) | (22,858,341) | (24,669,591) | (23,931,675) | (17,538,631) | (7,484,670) |
| Other Costs | | | (18,291,000) | (2,085,000) | (3,864,000) | (2,244,000) | (2,244,000) | (2,244,000) | (2,244,000) | (2,244,000) | (1,122,000) |
| Direct Cash Costs | Other Cost Fixed | USD | (18,291,000) | (2,085,000) | (3,864,000) | (2,244,000) | (2,244,000) | (2,244,000) | (2,244,000) | (2,244,000) | (1,122,000) |
| Direct Cash Costs | Total C1 | | (286,860,491) | (18,186,293) | (42,270,269) | (40,882,460) | (43,804,620) | (47,097,802) | (45,756,135) | (34,132,421) | (14,730,490) |
| Production Costs | Initial Capital expenditure | USD | (46,142,583) | (5,282,300) | (14,356,933) | (15,361,888) | (5,143,308) | (2,806,154) | (2,536,000) | (656,000) | 0 |
| Production Costs | SIB | USD | (32,228,339) | (1,932,155) | (4,608,752) | (4,636,615) | (4,987,274) | (5,382,456) | (5,221,456) | (3,826,610) | (1,633,019) |
| Production Costs | Total C2 (includes C1) | USD | (365,231,413) | (25,400,749) | (61,235,954) | (60,880,964) | (53,935,202) | (55,286,413) | (53,513,592) | (38,615,031) | (16,363,509) |
| Fully Allocated Costs | Revenue Royalty 1 | USD | (27,818,274) | (1,568,710) | (3,693,953) | (3,782,955) | (4,228,706) | (4,984,604) | (4,996,827) | (3,350,714) | (1,211,805) |
| Fully Allocated Costs | Other Fixed Costs | | 14,222,879 | 1,098,097 | 1,846,976 | 1,891,477 | 2,114,353 | 2,492,302 | 2,498,414 | 1,675,357 | 605,902 |
| Fully Allocated Costs | Total C3 (includes C1+C2) | USD | (378,826,808) | (25,871,362) | (63,082,931) | (62,772,442) | (56,049,555) | (57,778,715) | (56,012,005) | (40,290,388) | (16,969,411) |
| EBITDA | | USD | 255,909,585 | 12,717,296 | 29,761,809 | 32,885,158 | 38,655,142 | 50,101,977 | 51,681,995 | 31,206,508 | 8,899,699 |
| EBIT | | USD | 177,538,663 | 5,502,841 | 10,796,124 | 12,886,654 | 28,524,560 | 41,913,367 | 43,924,539 | 26,723,898 | 7,266,680 |
| Taxation | | USD | (42,336,574) | (1,416,982) | (2,304,405) | (2,831,258) | (6,800,628) | (10,150,924) | (10,667,227) | (6,449,999) | (1,715,150) |
| Income after tax | | USD | 135,202,089 | 4,085,859 | 8,491,718 | 10,055,396 | 21,723,931 | 31,762,443 | 33,257,312 | 20,273,899 | 5,551,530 |
| Working capital changes | | USD | 875,001 | 1,855,206 | 1,394,598 | (36,787) | 54,347 | (133,258) | (191,329) | (313,595) | (888,252) |
| Cash Flow | | | | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
| Net Cash Flow | Annual cash flow | USD | 136,077,089 | 5,941,065 | 9,886,317 | 10,018,610 | 21,778,278 | 31,629,185 | 33,065,983 | 19,960,303 | 4,713,278 |
| Cumulative Net Cash Flow | Cumulative cash flow | USD | | 5,941,066 | 15,827,383 | 25,845,993 | 47,624,271 | 79,253,456 | 112,319,439 | 132,279,743 | 136,993,021 |

Note: 2017 includes Months August to December only.

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Item	21 (c) - Net Present Value

The highlights of the valuation conducted by Minxcon are discussed in the following sections. Table 49 illustrates the Project NPV at various discount rates with a best-estimated value of USD96 million at a real discount rate of 8.45%. Blanket is an existing operation and the IRR is not applicable.

Table 49: Project Valuation Summary – Real Terms

Item	Unit	Value
Real NPV @ 0.00%	USDm	136
Real NPV @ 5.00%	USDm	110
Real NPV @ 8.45%	USDm	96
Real NPV @ 10.00%	USDm	91
Real NPV @ 15.00%	USDm	76

Table 50 illustrates the Project profitability ratios.

Table 50: Profitability Ratios

Item	Unit	Profitability Ratios
Total ounces in Reserve LoM plan	oz.	476,763
In Situ Mining Inventory Valuation	USD/oz.	201
Production LoM	Years	8
Present Value of Income flow	USDm	186
Break Even Milled Grade	g/t	2.54
Break Even Gold Price	USD/oz.	847

A range of values was calculated for the DCF valuation by determining an upper and lower range. The upper and lower ranges were determined by applying a maximum and minimum standard deviation on the following input parameters with the lower confidence categories having a wider variance:-

•	Commodity Price (USD/Au oz.);
•	Grade (g/t);
•	Fixed Cost;
•	Variable Cost; and
•	Total CAPEX.

In order to evaluate risk, a simulation was developed using a population of 5,000 simulations. This allows the simulation of random scenarios to determine the effect thereof. Minxcon simulated various input parameters using a range in which a parameter is expected to vary (see Table 51).

Table 51: Input Ranges

	Min	Max	Current	Min	Max
Gold Price (USD/oz.)	88%	115%	1,260	1,109	1,449
Grade (g/t)	90%	110%	3.7	3.3	4.1
Fixed Costs (USD/t)	90%	110%	35	31	38
Variable Cost (USD/t)	90%	110%	37	33	41
Total CAPEX (USD)	90%	110%	74	67	82

By applying these ranges, a lower and upper value was determined for the DCF (see Table 52).

Table 52: Range of Values

Valuation Method	Lower Value	Best Estimated Value	Higher Value
	USDm	USDm	USDm
Discounted Cash Flow	77	96	120

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Item	21 (d) - Regulatory Items

Corporate Taxes

The prevailing taxation regime for mining companies in Zimbabwe includes the following provisions:-

•	Corporate Income tax at 25.75%.
•	Exploration, development and capital costs can be expensed against profit in the year incurred or carried forward to be expensed against the first year of production.
•	Exemptions on customs duty and import taxes on capital items during exploration and development phases.
•	Withholding tax on dividend payments to non-Zimbabweans and on services provided by foreign suppliers at a rate of 5% to 15%, depending on the location of the payee.

Export Incentive

On 16 May 2016 the Reserve Bank of Zimbabwe announced the implementation of a number of measures to help ease the liquidity problems of the economy, and especially cash shortages. The Reserve Bank established a foreign exchange and export incentive facility supported by the African Export-Import Bank (Afreximbank). The purpose of the establishment was to cushion the high demand for foreign exchange and to provide an incentive facility of up to 5% on all foreign exchange receipts, including tobacco and gold sale proceeds. The export incentive that applies to large mining exporters, is 2.5% on all foreign exchange receipts provided that they do not have overdue export proceeds.

An additional measure implemented to promote the usage of currencies in the multi-currency basket, is the conversion of 40% all new USD foreign exchange receipts into South African Rands and 10% into Euros. This conversion in facilitated by the Central Bank at the prevailing market exchange rates. The remaining 50% is credited into the exporters’ foreign currency account in US Dollars.

Blanket receives an export incentive credit to the value of 3.5% of its gold sales, which is paid in US dollars. The export incentive credit is recognised in the profit and loss as “Other Income – Government Grant” on a receivable basis. During 2017 Blanket was awarded special dispensation for an increased import incentive. From January 2018 the export incentive will reduce to the normal rate of 2.5%.

Confirmation was obtained from ZIMRA that the export incentive will be tax exempt from 24 April 2017.

Item	21 (e) - Sensitivity Analysis

Based on the real cash flow calculated in the financial model, Minxcon performed single-parameter sensitivity analyses to ascertain the impact on the NPV. The bars represent various inputs into the model each being increased or decreased by 2.5%, i.e., left side of graph shows lower NPVs because of lower prices and lower grades, higher OPEX and CAPEX and the opposite on the right hand. The red line and black line representing the least sensitive and most sensitive impacts to the NPV. For the DCF, the gold price and grade have the biggest impact on the sensitivity of the Project followed by the operating cost. The Project is not sensitive to capital.

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Figure 77: Project Sensitivity (NPV8.45%)

A sensitivity analysis was conducted on the grade and the gold price to better indicate the effect these two factors have on the NPV, as well as the production costs (C1) and the sustaining capital. This is displayed in Table 53 and Table 54.

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Table 53: Sensitivity Analysis of Gold Price and Grade to NPV8.45% (USDm)

	Grade (g/t)	3.14	3.24	3.33	3.42	3.51	3.61	3.70	3.79	3.88	3.98	4.03	4.16	4.25
Au Price (USD/oz)	Change %	70.0%	75.0%	80.0%	85.0%	90.0%	95.0%	100.0%	105.0%	110.0%	115.0%	120.0%	112.5%	115.0%
1,071	85.0%	13	19	26	32	39	45	52	58	64	71	74	83	89
1,103	87.5%	19	26	33	39	46	53	59	66	72	78	82	91	98
1,134	90.0%	26	33	40	46	53	60	66	73	80	86	90	100	106
1,166	92.5%	32	39	46	53	60	67	74	81	88	94	98	108	115
1,197	95.0%	39	46	53	60	67	74	81	88	95	102	107	116	123
1,229	97.5%	45	53	60	67	74	81	89	96	103	110	115	125	132
1,260	100.0%	52	59	66	74	81	89	96	103	111	118	123	133	140
1,292	102.5%	58	66	73	81	88	96	103	111	119	126	131	141	149
1,323	105.0%	64	72	80	88	95	103	111	119	126	134	139	150	157
1,355	107.5%	71	78	86	94	102	110	118	126	134	142	147	158	166
1,373	109.0%	74	82	90	98	107	115	123	131	139	147	152	163	171
1,418	112.5%	83	91	100	108	116	125	133	141	150	158	163	175	183
1,449	115.0%	89	98	106	115	123	132	140	149	157	166	171	183	192
1,512	120.0%	102	111	120	129	137	146	155	164	173	182	187	200	209

Table 54: Sensitivity Analysis of Production Costs and Capital to NPV8.45% (USDm)

	CAPEX (USD/Milled t)	16.46	16.95	17.43	17.92	18.40	18.88	19.37	19.85	20.34	20.82	21.11	21.79	22.27
Cash Cost (USD/Milled t)	Change %	85.0%	87.5%	90.0%	92.5%	95.0%	97.5%	100.0%	102.5%	105.0%	107.5%	109.0%	112.5%	115.0%
61	85.0%	126	125	125	124	123	123	122	121	120	120	119	118	118
63	87.5%	122	121	120	120	119	118	118	117	116	115	115	114	113
65	90.0%	118	117	116	115	115	114	113	113	112	111	111	110	109
67	92.5%	113	113	112	111	110	110	109	108	108	107	106	105	105
68	95.0%	109	108	107	107	106	105	105	104	103	103	102	101	100
70	97.5%	105	104	103	102	102	101	100	100	99	98	98	97	96
72	100.0%	100	100	99	98	97	97	96	95	95	94	93	93	92
74	102.5%	96	95	95	94	93	92	92	91	90	90	89	88	87
76	105.0%	92	91	90	90	89	88	87	87	86	85	85	84	83
77	107.5%	87	87	86	85	85	84	83	82	82	81	81	80	79
79	110.0%	83	82	82	81	80	80	79	78	77	77	76	75	75
81	112.5%	79	78	77	77	76	75	74	74	73	72	72	71	70
83	115.0%	74	74	73	72	72	71	70	69	69	68	68	67	66

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ITEM 22	- Adjacent Properties

Item	22 (a) – Public Domain Information

The Zimbabwean craton hosts more than 6,000 gold occurrences and over 790 recorded gold mines, most of which have some current or historic gold production. The Blanket Mine is one of only three surviving major gold producers from about 268 mines once worked in the Gwanda Greenstone Belt. The other two are the nearby Vubachikwe, and Jessie at the south-eastern end of the belt near West Nicholson. Freda at the belt’s western end is mined out.

Vubachikwe Mine is situated 9 km northwest of Gwanda, and has reached a depth of 1,155 m. Ores are hosted in beds of BIF striking northwest and dipping 75° to the southwest. The gold is present as free gold and inclusions in arsenopyrite. Generally, the ore occur in lenses 5-40 m in thickness and up to 200 m down-dip. The mine is located on the northern limb of a plunging syncline, and mineralized bodies are folded into steep rod-like shapes. Gold also occurs as disseminated replacements in adjacent basaltic rocks.

Jessie mine mineralisation consists of hornblende schist hosted auriferous quartz veins dipping steeply to the southwest. Pyrite, pyrrhotite, chalcopyrite and galena are erratically distributed.

Mining at Freda started in 1919. The deposit is located 22 km west of Gwanda. Surficial oxidised ore as well as underlying ore containing pyrrhotite, pyrite and arsenopyrite, with minor amounts of tetradymite was mined by opencast methods and 7,550 kg Au were recovered, grading at 3.3 g/t Au. The vein-type ores are hosted in epidiorite surrounded by grits and quartz-mica schist. The mined-out bodies were up to 30 m thick, striking 115° and inclined steeply to the southwest.

Figure 78: Adjacent Properties

Blanket Mine Adjacent Properties

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Item	22 (b) – Sources of Information

•	Spilpunt. Mineral Commodities and Africa. Available from: http://spilpunt.blogspot.com/2007/04/zimbabwe.html. Viewed: 29 October 2014.

•	A Technical Report dated 28 June 2011, by the MSA Group (Pty) titled “Technical Report on the Blanket Gold Mine Zimbabwe”.

Item	22 (c) – Verification of Information

The information was sourced from the Spilpunt Blogspot and is publicly available. The information has not been independently verified by Minxcon.

Item	22 (d) – Applicability of Adjacent Property’s Mineral Deposit to Project

Vubachikwe Mine is the only adjacent property of significance. While the remainder of the Gwanda Greenstone Belt is held by numerous claim and EPO holders, they are for the most part passive holders whose holding is largely as a result of their political alignment. Although the mines work separate deposits, the style of mineralisation is essentially the same; a structural and genetic link between the two mines is very likely. Vubachikwe mine workings extend to depths of over 1,155 m below surface, compared to Blanket operations which are only at about 750 m at present. The proximity of the Blanket Mine to Vubachikwe enabled it to buy and treat the Vubachikwe sand dumps through the Blanket metallurgical plant from 1996 to 2005.

Item	22 (e) – Historical Estimates of Mineral Resources or Mineral Reserves

A technical report (Sterk, 2011) indicated that the Vubachikwe Mine had produced 1.04 Moz at an average grade of 6.4 g/t. Between 1996 and 2005 the Blanket Mine purchased the Vubachikwe tailings dumps and treated them at in its metallurgical plant. The total resource of this deposit is estimated at 8.4 Mt at a grade of 3.9 g/t (Sterk, 2011).

The Jessie Mine reported ores grading at 10.5 g/t, and previously reported production was approximately 12 t of Au, as well as a minor amount of copper.

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ITEM 23	– Other Relevant Data and Information

Item	23 (a) - Upside Potential

Blanket Mine completed a PEA for its parent company Caledonia. This summary report details the results for the preferred mining option and shaft extension to 38 Level. The PEA study is preliminary in nature and includes Inferred Mineral Resources in the LoM planning and financial valuation.

The purpose of this study, which is an incremental extension of the previous planning, is to determine the viability of targeting the Mineral Resources below 22 Level (750 m Level) as the primary production areas. The previous planning called for 49 koz by 2016, 45 koz from areas above 750 m Level and 4 koz from below 750 m Level mined from 6 Winze. The capital requirement was USD37 million of which only USD12 million was spent. This plan had to be reviewed because of lower than expected results above 750 m Level, slower progress on 6 Winze, logistical constraints on 22 Level and commodity price pressure making some planned areas un-pay.

The revised target production (2021) is targeting the 70 koz Mineral Resources below 750 m Level with 6 koz from the planning above 750 m Level. The revised planning should have the advantage in that it would remove the single shaft risk but maintain the flexibility to access deeper resources by alternate sinking of 4 Shaft and Central Shaft.

The Report details a scoping-level study in the form of a PEA. The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves (the “PEA Study”), and there is no certainty that the preliminary economic assessment will be realized.

A DCF valuation was carried out on the PEA Study area on a stand-alone basis and includes mainly Inferred Mineral Resources. The value derived from the PEA is considered to represent the upside potential to the current Blanket Mine operation.

Study Status

The remainder of the PEA Study was based on information obtained through past experiences and records, hence the mining schedule, mining rates, capital schedule and operating costs are estimated on a very high level of confidence. The capital cost estimation is based on quotations and is also regarded as accurate.

Target Area

The PEA target mining areas include all Mineral Resource areas and are detailed in Figure 79.

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Figure 79: PEA Mining Areas

Lima
Eroica
Sheet
AR Main
AR South
Feudal
Blanket
4 Shaft
No 3 Shaft
Jethro
140ml
230ml
510ml
630ml
750ml
870ml
990ml
1110ml
7 Level
9 Level
14 Level
18 Level
22 Level
26 Level
30 Level
34 Level
38 Level
0 250 500
metres
Shafts
1 Jethro
2 Jethro Winze
3 No 2 Main Incline
4 No 4 Shaft
5 No 5 Winze
6 6 Shaft
7 No 1 Orebody Shaft
9 AR
10 Sheet
11 Lima
12 Eroica winze
13 Eroica shaft
14 Central shaft
15 AR Main Vent Raise
16 Blanket Orepass Raise
17 Eroica Raise Bore
18 Feudal
Legend
Levels
Stoped out area
Proved
Probable
Probable Pillars
Indicated
Inferred
Dyke
Shaft
CALEDONIA MINING CORPORATION
BLANKET MINE (1983) (PVT) LTD
Mineral Reserves/ Resources
As at 31-08-2017

PEA Mining Areas

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PEA Production

The production profile for the PEA targeting the available resource areas is illustrated in Figure 80.

Figure 80: Production Profile

The development required to sustain the production profile is illustrated in Figure 81.

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Figure 81: Development Profile

Processing

The Blanket Gold Plant consists of crushing, milling, CIL and batch elution electro-winning circuits. The crushing, milling and gravity gold recovery circuit are going to be upgraded to treat between 75 tph and 85 tph (50 ktpm to 55 ktpm). With the proposed upgrades and modifications, the front-end comminution circuits (crushing and milling) will have a capacity of about 160 to 180 tph. The CIL and downstream circuits have a capacity of approximately 185 tph. The plant will treat RoM ore from the Blanket Mine at a recovery of about 93.5%.

Valuation Approach

The PEA study is preliminary in nature and includes only the Inferred Mineral Resources below 750 m that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that the PEA will be realised in terms of the Inferred Mineral Resources. The valuation does not include the current mine plan that is based on the Mineral Reserves and Resources above 750 m but only considered the expansion project below 750 m as a stand-alone project. The PEA thus reflects economics on a stand-alone basis, the economic analysis is based on an assumed requirement to raise money for the expansion capital expenditures, despite the fact that Caledonia would be able to fund those capital expenditures from cash flow from the existing mine operations.

To isolate the PEA Study parameters from the Mineral Reserve plan, a Mineral Reserve DCF model was created as well as a DCF model with Mineral Reserves and Inferred Mineral Resources included. These two DCFs each have their own operational plans, including capital schedules and operating costs. The difference between the two DCFs was calculated to create a new DCF for the PEA study with only Inferred Mineral Resources, i.e., each input parameter in the Mineral Reserve model was subtracted from the corresponding parameter in the model that includes Inferred Mineral Resources.

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The NPV is derived post-royalties and tax, pre-debt real cash flows, after taking into account operating costs, capital expenditures for the mining operations and the processing plant and using forecast macro-economic parameters. The valuation date for the Discounted Cash Flow is 31 August 2017.

Saleable Product

The planned saleable product per year is illustrated in Figure 82. The average recovery over the LoM is anticipated to be 93.9% at an average mill head grade of 4.46 g/t.

Figure 82: Saleable Product

A breakdown of the planned mined tonnage and production metrics used in the LoM are displayed in Table 55. The PEA Study included Mineral Resources that were diluted by using the modifying factors described in the mining section.

Table 55: PEA Production Breakdown in LoM

Item	Project	Blanket Mine LoM
Ore Tonnes Mined	Tonnes ('000)	4,460
Average Mined Grade	g/t	4.46
Total Oz. in PEA Study	oz.	639,585
Grade Delivered to Plant	g/t	4.46
Metal Recovered
Recovered grade	g/t	4.19
Yield/Recovery	%	93.9%
Total Oz. Recovered	oz.	600,769

PEA Infrastructure

The existing infrastructure at Blanket mine will be utilised in parallel with new infrastructure and is specifically aimed at targeting the Below 750 m Level mining areas. The extensions will entail the sinking of a new vertical Central Main Shaft (currently in progress and at 26 Level) from surface down to 1,160 m Level (38 Level). The deepening of 6 Winze sub-shaft located close to the bottom of 5 Winze sub-shaft has been completed and is used to access the Blanket orebodies below 750 m Level and will provide secondary access to the new Central Main Shaft.

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The new Central Shaft will be lined and have a 4-compartment, 6 m diameter layout, equipped with a 3,642 kW double-drum rock winder as well as a double-drum man/material winder. Once fully equipped and commissioned this shaft will be used as the main route for the transport of men, materials and rock.

PEA Capital Estimation Summary

Capital contained in this section was supplied by the Client. The capital is deemed sufficient and all major infrastructure costs have been accounted for. The capital cost includes initial and infrastructure capital for the Mineral Reserve LoM plan as well as sustaining capital. The total sustaining capital is estimated at USD44.1million over the LoM being the sum of 12% of total OPEX per annum up to 2024, 8% of total OPEX for 2025, and 5% of total OPEX for the remaining LoM. Other major contributing items to the LoM CAPEX include the CMS sinking and capital development.

The initial and infrastructure capital costs required for the PEA expansion project isolated from the total capital over the LoM is USD12.9 million and is shown in Table 56. This excludes the cost of deepening the Central Main Shaft from 30 Level to 38 Level.

Table 56: Expansion Project Capital Estimation

Item Description	Total Cost
USD
Haulage Development	7,953,400
Equipment	1,290,769
Blanket Deep Drilling Project	3,600,000
Total	12,844,169

The total capital costs required for the PEA expansion project isolated from the total capital over the LoM is USD32.5 million and is shown in Table 57.

Table 57: Total Capital Estimation

Item Description	Total USD
Sustaining Capital	19,619,146
Project Capital	12,844,169
Total	32,463,315

The PEA Study capital expenditure schedule is expected to span a period of approximately 9 years with only exploration drilling expenses in the 9th year. The planned Project expansion capital schedule is illustrated in Figure 83.

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Figure 83: PEA Expansion Project Capital Scheduling

The capital schedule for the Blanket mining operations over the PEA Study LoM is illustrated in Figure 84 and consists of initial capital and sustaining capital. Sustaining capital expenditures are capital expenditure incurred in improvements to and major renewals of existing assets. Such expenditures serve to maintain existing operations but do not generate additional revenues. Total Project capital expenditure over the PEA Study period is USD32.5 million with the peak capital expenditure of USD4.9 million during 2024.

Figure 84: PEA Study Capital Schedule

PEA Operating Costs

The operating costs used for Blanket Mine is based on the business plan received from the mine. Costs reported for the Blanket Mine PEA, which consist of plant and mining operating costs are displayed in Table 58. Other costs (C3) include the general and administration fees, Caledonia management fee as well as overheads. The royalty amount includes the Zimbabwean revenue royalty of 5%.

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Table 58: PEA OPEX Summary

Item	Unit	Amount	Unit	Amount
Net Turnover	USD/Milled tonne	168	USD/Gold oz.	1,244
Direct Cash Costs (C1)	USD/Milled tonne	70	USD/Gold oz.	523
CAPEX	USD/Milled tonne	7	USD/Gold oz.	54
Production Costs (C2)	USD/Milled tonne	78	USD/Gold oz.	577
Royalties	USD/Milled tonne	8	USD/Gold oz.	62
Export Incentive	USD/Milled tonne	(4)	USD/Gold oz.	(31)
Fully Allocated Costs/ Notional Costs (C3)	USD/Milled tonne	82	USD/Gold oz.	608
NCE Margin	%	51%	%	51%
EBITDA*	USD/Milled tonne	93	USD/Gold oz.	690
EBITDA Margin	%	55%

Notes:

1.	* EBITDA excludes capital expenditure.
2.	Numbers may not add up due to rounding.

Direct Cash cost for Blanket Mine PEA is USD70/milled tonne that equates to USD523/oz., which is well below the global cash cost of USD810/oz. Blanket Mine PEA has a fully-allocated cost of USD82/milled tonne that equates to USD608/oz. The fully allocated cost is displayed per ounce together with the gold price of USD1,260/oz. that was used in the LoM (Figure 85). During year 2026 the tonnes mined decreases but the grade mined increases resulting in lower cost per ounce produced.

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Figure 85: PEA Fully-Allocated Costs vs. Gold Price

Valuation

The macro economic forecasts used in the PEA are based on the assumptions used in the Mineral Reserve LoM plan valuation.

Table 59: PEA Valuation Summary – Real Terms

Item	Unit	Value
Real NPV @ 0.00%	USDm	288
Real NPV @ 5.00%	USDm	172
Real NPV @ 8.45%	USDm	123
Real NPV @ 10.00%	USDm	106
Real NPV @ 15.00%	USDm	67
Internal Rate of Return (IRR)%		92.3%

Table 60 illustrates the Project profitability ratios.

Table 60: PEA Profitability Ratios

Item	Unit	Profitability Ratios
Total ounces in PEA Study	oz.	639,585
In situ Mining Inventory Valuation	USD/oz.	192
Production LoM	Years	10
Present Value of Income flow	USDm	179
Present Value of Investment	USDm	8
Benefit-Cost Ratio	Ratio	21.3
Return on Investment	%	2,032%
Average Payback Period (From start of production)	Years	1.5
Peak Funding Requirement	USDm	-7
Peak Funding Year	Year	2022
Break Even Milled Grade (Including CAPEX)	g/t	2.18
Incentive Gold Price (Including CAPEX)	USD/oz.	608

Monte Carlo

In order to evaluate risk, a Monte Carlo simulation was developed using a population of 5,000 simulations. This is a tool which allows the simulation of random scenarios to determine the effect thereof. Minxcon simulated various input parameters using a range in which a parameter is expected to vary (see Table 61).

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Table 61: Monte Carlo Input Ranges

Input	Min	Max	Current	Min	Max
Gold Price (USD/oz.)	88%	115%	1,260	1,109	1,449
Grade (g/t)	90%	110%	4.2	3.8	4.7
Fixed Costs (USD/t)	90%	110%	27	25	30
Variable Cost (USD/t)	90%	110%	31	28	34
Total CAPEX (USD)	90%	110%	23	20	25

The simulation was done on the LoM model. The results of the simulation are depicted in Figure 86. Using these figures in the Monte Carlo model, the value range of the Blanket expansion operation plots between USD109 million (Q25%) and USD142 million (Q75%). The analysis shows a positive distribution with a relatively small deviation from the mean. The operation is therefore a robust operation and not very sensitive to change in the input parameters - an indication of low risk. The best-estimated value of USD122 million is also similar to the mean value of USD125 million derived from the Monte Carlo.

Figure 86: Monte Carlo LoM Summary Report

PEA Cash Flows

The annual cash flow before capital expenditure, total capital expenditure and cumulative cash flow forecast for the LoM is displayed in Figure 87. During 2026 the tonnes mined are lower than the average of the preceding and succeeding years, but with higher grades, which results in peak cash flow of USD41.6 million during this year.

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Figure 87: Annual and Cumulative Cash Flow

PEA Sensitivity Analysis

Based on the real cash flow calculated in the financial model, Minxcon performed single-parameter sensitivity analyses to ascertain the impact on the NPV. The bars represent various inputs into the model, each being increased or decreased by 2.5%, i.e., the left side of the graph shows lower NPVs because of lower prices and lower grades, higher OPEX and CAPEX and the opposite on the right hand. The red line and black line representing the least sensitive and most sensitive impacts to the NPV. For the DCF, the gold price and grade have the biggest impact on the sensitivity of the Project followed by the operating cost. The Project is not sensitive to the capital.

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Figure 88: Project Sensitivity (NPV8.45%)

A sensitivity analysis was conducted on the grade and the gold price to better indicate the effect these two factors have on the NPV, as well as the total costs and the capital (Table 62 and Table 63).

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Table 62: Sensitivity Analysis of Gold Price and Grade to NPV8.45% (USDm)

	Grade (g/t)	3.79	3.90	4.01	4.12	4.23	4.34	4.45	4.56	4.68	4.79	4.85	5.01	5.12
Au Price (USD/oz)	Change %	70.0%	75.0%	80.0%	85.0%	90.0%	95.0%	100.0%	105.0%	110.0%	115.0%	120.0%	112.5%	115.0%
1,071	85.0%	58	63	68	73	78	83	88	93	98	103	105	112	117
1,103	87.5%	63	68	73	78	83	88	94	99	104	109	112	119	124
1,134	90.0%	68	73	78	84	89	94	99	105	110	115	118	125	131
1,166	92.5%	73	78	84	89	94	100	105	110	116	121	124	132	137
1,197	95.0%	78	83	89	94	100	105	111	116	122	127	131	139	144
1,229	97.5%	83	88	94	100	105	111	117	122	128	134	137	145	151
1,260	100.0%	88	94	99	105	111	117	123	128	134	140	143	152	157
1,292	102.5%	93	99	105	110	116	122	128	134	140	146	150	158	164
1,323	105.0%	98	104	110	116	122	128	134	140	146	152	156	165	171
1,355	107.5%	103	109	115	121	127	134	140	146	152	159	162	171	177
1,373	109.0%	105	112	118	124	131	137	143	150	156	162	166	175	181
1,418	112.5%	112	119	125	132	139	145	152	158	165	171	175	184	191
1,449	115.0%	117	124	131	137	144	151	157	164	171	177	181	191	197

Table 63: Sensitivity Analysis of Production Costs and Capital to NPV8.45% (USDm)

	CAPEX (USD/Milled t)	6.19	6.37	6.55	6.74	6.92	7.10	7.28	7.46	7.65	7.83	7.94	8.19	8.37
Cash Cost (USD/Milled t)	Change %	85.0%	87.5%	90.0%	92.5%	95.0%	97.5%	100.0%	102.5%	105.0%	107.5%	109.0%	112.5%	115.0%
60	85.0%	139	139	139	139	138	138	138	138	138	138	137	137	137
62	87.5%	136	136	136	136	136	136	135	135	135	135	135	135	134
63	90.0%	134	134	134	133	133	133	133	133	133	132	132	132	132
65	92.5%	131	131	131	131	131	130	130	130	130	130	130	129	129
67	95.0%	129	129	128	128	128	128	128	128	127	127	127	127	127
69	97.5%	126	126	126	126	125	125	125	125	125	125	125	124	124
70	100.0%	124	123	123	123	123	123	123	122	122	122	122	122	122
72	102.5%	121	121	121	120	120	120	120	120	120	119	119	119	119
74	105.0%	118	118	118	118	118	118	117	117	117	117	117	117	116
76	107.5%	116	116	115	115	115	115	115	115	114	114	114	114	114
77	109.0%	114	114	114	114	114	113	113	113	113	113	113	112	112
79	112.5%	111	110	110	110	110	110	110	109	109	109	109	109	109
81	115.0%	108	108	108	108	107	107	107	107	107	107	106	106	106

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ITEM 24	– Interpretation and Conclusions

All the information has been reviewed and the following observations regarding the Blanket Mine have been made:-

Mineral Resources:-

•	The manual Mineral Resource estimation methodology is deemed satisfactory.

•	The digital Mineral Resource estimation methodology is satisfactory but can be improved with the introduction of kriging. Further advancement of the digitisation process will greatly assist with 3D visualisation and understanding the data.

•	Continued drilling for the depth extensions should be focussed to best cover remaining areas that have not yet been properly tested below 22 Level.

Mining:-

•	The Mineral Reserve LoM plan is based on the depletion of Mineral Resource blocks following a study of mine plans.

•	The developments required to access and mine the Measured and Indicated Mineral Resources have been completed.

•	Rock conditions are fairly competent and roof support is seldom required.

Engineering and Infrastructure:-

•	Existing and planned infrastructure at the Blanket Mine and CMS extension projects are sufficient to sustain the current production profile and the planned increased production.

Processing:-

•	The plant is equipped to crush and mill up to 40 kt per month.

•	The CIL circuit has adequate capacity to treat up to 120 ktpm of milled material.

•	The plant is adequately staffed considering that most of the plant is manually controlled.

•	Overall gold recoveries have been consistent on a monthly basis.

Reserve Market Evaluation:-

•	The Project investigated is financially feasible at an 8.45% real discount rate.

•	The best-estimated value of the Project was calculated at USD96 million with at a real discount rate of 8.45%.

•	The Blanket Mine has an NCE margin of 32% that is slightly higher than that of other mines.

•	The Project is most sensitive to gold price and grade.

•	Direct Cash cost for Blanket is USD72/milled t that equates to USD642/oz, which is below the average global cash cost of USD810/oz.

•	Fully-allocated cost for the Project is USD95/milled tonne that equates to USD847/oz.

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PEA Conclusions:-

Blanket Mine completed a PEA for its parent company Caledonia. This summary report details the results for the preferred mining option and shaft extension to 38 Level. The PEA study is preliminary in nature and includes Inferred Mineral Resources in the LoM planning and financial valuation.

The purpose of this study, which is an incremental extension of the previous planning, is to determine the viability of targeting the Mineral Resources below 22 Level (750 m Level) as the primary production areas. The previous planning called for 49 koz by 2016, 45 koz from areas above 750 m Level and 4 koz from below 750 m Level mined from 6 Winze. The capital requirement was USD37 million of which only USD12 million was spent. This plan had to be reviewed because of lower than expected results above 750 m Level, slower progress on 6 Winze, logistical constraints on 22 Level and commodity price pressure making some planned areas un-pay.

The revised target production (2021) is targeting the 70 koz Mineral Resources below 750 m Level with 6 koz from the planning above 750 m Level. The revised planning should have the following advantage in that it would remove the single shaft risk but maintain the flexibility to access deeper resources by alternate sinking of 4 Shaft and Central Shaft.

Study Level:

•	The PEA Study, design, schedule and OPEX estimation is better than concept level and is based on current actual performance.
•	The capital estimation was estimated at a very high level of confidence based on engineering designs, drawings and firm quotations and is at least at a definitive level of confidence.

Mining Areas:

•	The PEA includes the Inferred Mineral Resources accessible from current and planned mining infrastructure.

Infrastructure:

•	The existing infrastructure at the Blanket mine will be utilised in parallel with new infrastructure which is specifically aimed at targeting the Below 750 m Level mining areas.
•	The extensions will entail the deepening of the new CMS that is being sunk from surface and is currently at 26 Level. The deepening of CMS will be up to 38 level with a loading and pumping level just below 38 level.

Additional Capital:

•	Capital for the various key expansion project items and specifically the deepening of CMS amounts to USD22.47 million.

Recoveries:

•	The historic metallurgical recoveries of 93% could increase by 1% with the use of oxygen pre-treatment injection methods.

PEA Study:

•	The tonnage profile for the PEA Study is based on the replacement tonnages (Inferred Mineral Resources) to be mined through the existing shafts and planned mining infrastructure.
•	The infrastructure extensions as defined in the PEA adds approximately 640 koz.

Valuation:

•	The best-estimated value of the PEA was calculated at USD123 million at a real discount rate of 8.45%. The IRR was calculated at 92.3%.
•	By using the Monte Carlo model for the PEA, the value range of the Blanket operation plots between USD109 million and USD142 million.
•	The PEA is most sensitive to gold price and grade.
•	The PEA has a break-even gold price of USD608/oz., including capital.
•	Direct Cash cost for the PEA is USD70/milled t that equates to USD523/oz., which is well below the average global gold cash cost of USD810/oz.
•	Fully-allocated cost for the PEA is USD82/milled t that equates to USD608/oz.; noticeably lower than similar gold mining operations.

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ITEM 25	– Recommendations

The following is recommended for the Blanket Mine:-

Mineral Resources:-

•	The manual data should continue to be captured digitally to reduce human error and assist in the 3D visualisation of the Mineral Deposit and potentially find hidden ore resource blocks.
•	Geostatistical analysis of the data could possibly help to increase the mineral resources.
•	Best practice QAQC must be implemented on the operation, especially for the deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.
•	Short deflections should be drilled when drilling the "deep" drillholes and exploration drillholes to understand variability and improve the confidence of the intersections for the Indicated and Inferred Mineral Resources.
•	LIB or directional drilling should be investigated as an option to drill more and deeper intersections in the "pay shoots" without increasing the cross-cut development. This could help convert the Inferred Mineral Resource to an Indicated Mineral Resource.

Mining:-

•	To assist in the LoM plan audit, a LoM design must be completed using one of the available software packages. This will be illustrated graphically in the mining sequence and development.

Processing:-

•	The incorporation of additional process control systems should be pursued to improve gold recoveries and reduce costs.

•	Metering of power consumption to the main process units should be installed so that power utilisation can be controlled; this will lower operating costs.

PEA Recommendations

Exploration

•	To further de-risk the PEA expansion project, it is recommended to continue with exploration drilling to increase the level of confidence of the Mineral Resources from Inferred to Indicated and to increase drilling coverage in the Exploration Target areas illustrated below.

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Below 750 m Area

Mineral Resources:

•	Best practice QAQC must be implemented on the operation, especially for deep drilling and other exploration drilling as these sample points are single points and have greater influence than the day-to-day evaluation samples.
•	Short deflections should be drilled when drilling the "deep" drillholes and exploration drillholes to understand variability and improve the confidence of the intersections for the Indicated and Inferred Mineral Resources.
•	LIB or directional drilling should be investigated as an option to drill more and deeper intersections in the "pay shoots" without increasing the cross-cut development. This could help to convert the Inferred Mineral Resources to Indicated Mineral Resources.

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Item	10 – References

•	AngloGold Ashanti. 2014. Home | Operational profiles 2012 | AngloGold Ashanti. [ONLINE] Available at: http://www.aga-reports.com/12/op. [Accessed 01 February 2014].

•	Anon. The Geology of Mali South (Southern Mali).

•	Applied Geological Services (AGS), July 2006, Independent Qualified Person's Report Blanket Mine, Zimbabwe.

•	Appropriate Process Technologies, 2014, Quotation ARM-D13-DG02, Caledonia Alluvial Plant.

•	Consolidated Main Reef. 2014. Downloads | Investors. [ONLINE] Available at: http://demo.crgsa.com/wpcontent/uploads/CRG%20%202012%20Annual%20Report_FINAL.pdf [Accessed 01 February 2014].

•	Contrarian Investors’ Journal. Pricing of Gold Forward Rate. 8 April 2009. [ONLINE] Available at: http://contrarianinvestorsjournal.com/?p=491#. [Accessed 14 March 2014].

•	Caledonia Ventures Inc. Caledonia’s Mali exploration program delivers excellent grades Update on Drill Results at the Blanket Mine Project, Mali. Released 15 January 2013.

•	Caledonia Ventures Inc. Drilling on the First of Six Gold Hosting Mineralised Zones on Caledonia’s Farabantourou Permit Yields Better than Anticipated Results. Released 23 April 2013.

•	Caledonia Ventures Inc. Presentation, February 2012.

•	Caledonia Mining Corporation, Annual Information Form for the year ending December 31, 2013.

•	Diner, JA., 2010, Geology and Exploration Potential - Sanoukou Claim.

•	Dunbar, P. & Sangaré, S. A Technical Review of the Yanfolila Gold Concession, Mali, West Africa for Compass Gold Corporation. Watts, Griffis and McQuat: 15 January 2010.

•	Energy & Metals Consensus Forecasts. 20 October 2014. Philip M. Hubbard. 53 Upper Brook Street, London, United Kingdom.

•	Filing Statement, November 2011, Filing Statement of Caledonia Ventures Inc. Concerning The Proposed Acquisition Of 100% of the Outstanding Shares of Transafrika Belgique S.A.

•	Gold Fields - Quarterly Financial Reports. Thompson Reuters. 2014. Gold Fields - Quarterly Financial Reports. [ONLINE] Available at: http://www.goldfields.co.za/inv_rep_quarterly.php. [Accessed 01 February 2014].

•	GoldOne. 2014. Downloads | Investors. [ONLINE] Available at: http://www.gold1.co.za/index.php?option=com_docman&Itemid=134. [Accessed 01 February 2014].

•	Graham, L., Investors conflicted as gold prices rise, but Fed and ECB policy outlook weighs. CNBC. https://www.cnbc.com/2017/08/03/gold-prices-rising-but-investment-demand-slows-report.html. Accessed 22 September 2017.
•	Great Basin Gold. 2014. Investors | Financials. [ONLINE] Available at: http://www.grtbasin.com/c_investorcentre/Financials/FY2012/2Q/GBG_Jun2012QuarterliesPresentation.pdf [Accessed 31 January 2014].

•	http://jgs.lyellcollection.org/content/170/2/353/F1.large.jpg

•	Harmony FY2013. 2014. Harmony Quarterly Results FY2013. [ONLINE] Available at: http://www.harmony.co.za/investors/reporting/quarterly-results/fy2013. [Accessed 01 February 2014].

•	IAMGOLD Operations. Sadiola Gold Mine. Available from: http://www.iamgold.com/English/Operations/Operating-Mines/Sadiola-Gold-Mine/default.aspx Accessed: 21 August 2014.

•	Investingnews, 2017. Gold Price Update: Q2 2017 in Review. https://investingnews.com/daily/resource-investing/precious-metals-investing/gold-investing/gold-price-update/. Accessed on 22 September 2017.

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•	Kimberly Amadeo. US Economy. U.S. Inflation Rate. 2014. [ONLINE] Available at: http://useconomy.about.com/od/inflationfaq/a/US-Inflation-Rate.htm. [Accessed 22 May 2014].

•	Kitco Historical Gold Charts and Data - 2014. Historical Gold Charts and Data - London Fix. [ONLINE] Available at: http://www.kitco.com/charts/historicalgold.html. [Accessed 03 February 2014].

•	Minxcon Projects SA, August 2014, Preliminary Economic Assessment – Blanket Mine.

•	MSA, June 2011, NI 43−101 Technical Report on the Blanket Gold Mine, Zimbabwe.

•	Natural Resource Holdings. Global Gold Mine and Deposit Rankings 2013. [ONLINE] Available at: http://www.visualcapitalist.com/global-gold-mine-and-deposit-rankings-2013. [Accessed 12 February 2014].

•	Ndiaye, PM., et al., 2014, Polycyclic Evolution of Paleoproterozoïc Rocks in the Southwestern Part of the Mako Group (Eastern Senegal, West Africa), International Journal of Geosciences, 5, 739-748.

•	O'Byrne, M., 2017. Precious Metals Outperform Markets In August: Gold +4% And Silver +5%. Gold-Eagle. http://www.gold-eagle.com/article/precious-metals-outperform-markets-august-gold-4-and-silver-5. Accessed 22 September 2017.

•	Pan African. 2014. Financial Reports » Pan African. [ONLINE] Available at: http://www.panafricanresources.com/investors/financial-reports/. [Accessed 01 February 2014].

•	Peacocke Simpson, 2014, Report Number PSA/33/14, 2014, Gravity Concentration and Cyanide Leaching Pilot Testing Upon Rubble Sample Submitted By Caledonia Plc.

•	RandGold Resources. Loulo-Gounkoto Complex. Available from: http://www.randgoldresources.com/randgold/content/en/randgold-loulo-gounkoto-complex Accessed: 21 August 2014.

•	SGS SA, 2013, Report number 1112/283, Gold deportment Study on Borehole Samples from Blanket Mine.

•	Sibanye Gold. 2014. Downloads | Quarterly Reports | Financial Reports. [ONLINE] Available at: http://www.sibanyegold.co.za/index.php/2012-12-30-10-07-54/2013-05-27-09-34-20/quarterly-reports. [Accessed 01 February 2014].

•	Sieroń, A., 2017. Gold Market In Q1 And The Outlook For 2017. Gold-Eagle. http://www.gold-eagle.com/article/gold-market-q1-and-outlook-2017. Accessed on 22 September 2017.

•	The London Bullion Market Association. GOFO (Gold Forward Offered Rates) and Libor Means 2013. [ONLINE] Available at: http://www.lbma.org.uk/pages/?page_id=55&title=gold_forwards&show=2013. [Accessed 17 March 2014].

•	Thomson Reuters. Gold Fields Mineral Services. Gold Survey 2013 Update 2. Thomson Reuters Building. 30 South Colonade, London, United Kingdom. Published: February 2014. [ONLINE] Available at: https://thomsonreuterseikon.com/markets/metal-trading/. [Accessed 12 February 2014].

•	Thomson Reuters. GFMS Gold Survey 2017 H1 Update & Outlook. 10 Old Bailey, London, United Kingdom.

•	Transafrika Resources Limited. Caledonia Acquires Transafrika Belgique. December 2011.

•	U.S. Geological Survey. Mineral Commodity Summaries 2017. Manuscript approved for publication January 19, 2017. U.S. Geological Survey, Reston, Virginia: 2017.

•	Village | Report for the Quarter Ended 30 September 2013, 30 October 2013. 2014. Press release [ONLINE] Available at: http://www.villagemainreef.co.za/news/press-2013/VMR-press-30Oct2013.htm. [Accessed 03 February 2014].

•	World Gold Council. Gold Demand Trends, 2nd Quarter 2017. Thomson Reuters Gold Fields Mineral Services. 10 Old Bailey, London, United Kingdom. Published: August 2017.

•	World Gold Council. Gold Investor. Risk management and capital preservation Volume 4. 10 Old Bailey, London, United Kingdom. Published: October 2013.

•	Caledonia Life of Mine Plan – LOMP 2018 Caledonia Final approved_24Oct17.xlsx

•	Blanket Mine, January 2009, Blanket Complex Booklet 2009 Edition (2).doc

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•	Preliminary Economic Assessment of Blanket Mine, July 2015, Minxcon Ref P2014-050a, PEA Report _1 July 2015.doc

•	A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe, July 2015, Minxcon Ref M2014-056a, M14-056a_GMS_Blanket_NI43-101_17 July2015_Finalb.pdf

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Glossary of Terms

Table 64: Glossary of Terms

Term	Definition
Alluvial	The product of sedimentary processes in rivers, resulting in the deposition of alluvium (soil deposited by a river).
Arenite	A sedimentary rock composed mainly of quartz minerals.
Argillite	A sedimentary rock composed mainly of clay minerals.
Assay laboratory	A facility in which the proportions of metal in ores or concentrates are determined using analytical techniques.
Auriferous	A synonym for gold-bearing.
Beneficial Interest	The ultimate interest accruing or due to a party in a project. Depending on the circumstances, the beneficial interest may differ from participation, contributory or share subscription interests.
Capital Asset Pricing Model (CAPM)	A model that describes the relationship between risk and expected return.
Carbon-In-Leach (CIL)	A process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.
Carbon-In-Pulp (CIP)	A common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains solubilised gold. The solubilised gold is absorbed onto the carbon granules, which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.
Comminution	Action of reducing material, normally ore, to minute particles or fragments.
Conglomerate	A sedimentary rock containing rounded fragments (clasts) derived from the erosion and abrasion of older rocks. Conglomerates are usually formed through the action of water in rivers and beaches. The interstitial spaces between the clasts are filled with finer grained sediment.
Contributory interest	In general, a contributory interest is the amount required to be contributed towards the exploration and development costs of a project by a party in order for that party to earn its participation interest in the project. If that party does not contribute its share of the funding then its participating interest will be diluted. The precise definition of this term can differ between agreements.
Cut-off grade	Cut-off grade is any grade that, for any specific reason, is used to separate two courses of action, e.g. to mine or to leave, to mill or to dump.
Development	Activities related to preparation for mining activities to take place and reach the required level of production.
Diamond drilling	An exploration drilling method, where the rock is cut with a diamond drilling bit, usually to extract core samples.
Dilution	Waste which is mixed with ore in the mining process.
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal. It is measured perpendicular to the strike of the structure.
Discount rate	The interest rate used in discounted cash flow analysis to determine the present value of future cash flows. The discount rate takes into account the time value of money (the idea that money available now is worth more than the same amount of money available in the future because it could be earning interest) and the risk or uncertainty of the anticipated future cash flows (which might be less than expected).
Discounted Cash Flow (DCF)	In finance, discounted cash flow analysis is a method of valuing a project, company, or asset using the concepts of the time value of money. All future cash flows are estimated and discounted to give their present values (PVs) – the sum of all future cash flows, both incoming and outgoing, is the net present value (NPV), which is taken as the value or price of the cash flows in question.
Electro-winning	The process of removing gold from solution by the action of electric currents.
EMPR	Environmental Management Programme Report.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Facies	The features that characterise rock as having been emplaced, metamorphosed or deposited in a sedimentary fashion, under specific condition. In the case of sediment host deposits, this infers deposition within a particular depositional environment.

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Term	Definition
Faulting	The process of fracturing that produces a displacement within, of across lithologies.
Fair Value	The estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable and willing parties at the measurement date (an exit price) [IFRS], other than in a liquidation sale [US GAAP, FAS 157].
Feasibility study	A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.
Fluvial	River environments.
Footwall	The underlying side of a fault, Mineral Deposit or stope.
Forward sales	The sale of a commodity for delivery at a specified future date and price.
Grade	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams per tonne of ore.
Hanging wall	The overlying side of a fault, Mineral Deposit or stope.
Heap leaching	A low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.
In situ	In place, i.e. within unbroken rock.
Indicated Mineral Resource	An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed (NI43-101 definition).
Inferred Mineral Resource	An “Inferred Mineral Resource‟ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.
Internal Rate of return (IRR)	The internal rate of return on an investment or project is the "annualised effective compounded return rate" or "rate of return" that makes the net present value of all cash flows (both positive and negative) from a particular investment equal to zero. It can also be defined as the discount rate at which the present value of all future cash flow is equal to the initial investment or in other words the rate at which an investment breaks even.
Intrinsic Value	The amount considered, on the basis of an evaluation of available facts, to be the “true”, “real” or “underlying” worth of an item. Thus it is a long-term, Non-Market Value concept that smooths short term price fluctuations. In the case of real estate, this would be the value of the property taking into account the structure, size, location etc., as opposed to taking into account the current state of the market. In mining, the intrinsic value refers to the fundamental value based on the technical inputs, and a cash flow projection that creates a Net Present Value. Few of these inputs are market related, except possibly for metal price, benchmarked costs and the discount rate applied.
Kriging	An estimation method that minimises the estimation error between data points in determining mineral resources. Kriging is the best linear unbiased estimator of a mineral resource.
Level	The workings or tunnels of an underground mine which are on the same horizontal plane.
Lithology	The general compositional characteristics of rocks.
Marginal mine	A mine which has a relatively small cash operating margin (cash operating costs including capital expenditures in relation to gross gold sales) at the current gold price.
Market Value	The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion [IVSC, IFRS].
Measured mineral resource	“Measured Mineral Resource‟ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.
Metallurgical plant	Process plant erected to treat ore and extract the contained gold.

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Term	Definition
Metallurgical recovery	Proportion of metal in mill feed which is recovered by a metallurgical process or processes.
Metallurgy	The science of extracting metals from ores and preparing them for sale.
Milling/Crush	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore prior to leaching or flotation processes.
Mine call factor (MCF)	The ratio of the grade of material recovered at the mill (plus residue) to the grade of ore calculated by sampling in stopes.
Mine recovery factor (MRF)	The MRF is equal to the mine call factor multiplied by the plant recovery factor.
Mineable	That portion of a mineral resource for which extraction is technically and economically feasible.
Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. Adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. (NI43-101 definition). Mineral reserves are reported as general indicators of the life of mineral deposits. Changes in reserves generally reflect:

i.      development of additional reserves;

ii.     depletion of existing reserves through production;

iii.    actual mining experience; and

iv.    price forecasts.

Grades of mineral reserve actually processed from time to time may be different from stated reserve grades because of geologic variation in different areas mined, mining dilution, losses in processing and other factors. Neither reserves nor projections of future operations should be interpreted as assurances of the economic life of mineral deposits or of the profitability of future operations.

Mineral Resource	A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilised organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralisation	The presence of a target mineral in a mass of host rock.
Mineralised area	Any mass of host rock in which minerals of potential commercial value occur.
Net Present Value (NPV)	The difference between the present value of cash inflows and the present value of cash outflows. NPV is used in capital budgeting to analyse the profitability of an investment or project.
Notional Cost	All in cost which includes total cash costs (net of by-product credits), capital spending, general and administrative expenses, and exploration expenses.
Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.
Mineral Deposit	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Outcrop	The exposure of rock on surface.
Participation interest	The interest that a party holds in any benefits arising from the development or sale of a project. In order to earn this interest the party may, or may not, be required to contribute towards the exploration and development costs. The definition of this term may differ between agreements.
Pay limit	The breakeven grade at which the Mineral Deposit can be mined without profit or loss and is calculated using the gold price, the working cost and recovery factors.
PEA Study	The Life of Mine plan that was done as part of the Preliminary Economic Assessment of the area that includes “Above 750 m Level” areas and “Below 750 m Level” areas. The PEA Study are inclusive of the Reserve LoM plan and Inferred Mineral Resources.
Placer	A sedimentary deposit containing economic quantities of valuable minerals mainly formed in alluvial and eluvial environments.
Plant recovery factor	The gold recovered after treatment processes in a metallurgical plant. It is expressed as a percentage of gold produced (in mass) over the mass of gold fed into the front of the plant (i.e. into the milling circuit).
Probable Mineral Reserve	“Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. (NI43-101 definition).

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Term	Definition
Proven Mineral Reserve	A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. (NI43-101 definition).
Recovered grade	The actual grade of ore realised or produced after the mining and treatment processes.
Reef	A narrow gold-bearing lithology, normally a conglomerate in the Witwatersrand Basin that may contain economic concentrates of gold and uranium.
Refining	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Reserve LoM Plan	The Life of Mine that are based only on Measured and Indicated Mineral Resources and only for the area “Above 750 m Level”. The Reserve LoM plan will be used to state Mineral Reserves.
Rehabilitation	The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the South African Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.
Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
Sedimentary	Formed by the deposition of solid fragmental material that originates from weathering of rocks and is transported from a source to a site of deposition.
Semi-Autogenous Grinding (SAG) mill	A piece of machinery used to crush and grind ore, which uses a mixture of steel balls, and the ore itself to achieve communition.
Semi-variogram	A graph that describes the expected difference in value between pairs of samples as a function of sample spacing.
Share Subscription Right	The right which a party has to subscribe for shares in any company set up to develop the mineral rights. The precise definition can differ between agreements.
Slimes	The finer fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Slurry	A fluid comprising fine solids suspended in a solution (generally water containing additives).
Smelting	Thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag.
Spot price	The current price of a metal for immediate delivery.
Stockpile	A store of unprocessed ore or marginal grade material.
Stope	Excavation within the Mineral Deposit where the main production takes place.
Stratigraphic	A term describing the chronological sequence in which bedded rocks occur that can usually be correlated between different localities.
Strike length	Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.
Stripping	The process of removing overburden to expose ore.
Sulphide	A mineral characterised by the linkages of sulphur with a metal or semi-metal, such as pyrite (iron sulphide). Also a zone in which sulphide minerals occur.
Sweepings	The clean-up of residual broken ore in stopes.
Syncline	A basin shaped fold.
Syndepositional	A process that took place at the same time as sedimentary deposition.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling.
Tailings dam	Dams or dumps created to store waste material (tailings) from processed ore after the economically recoverable gold has been extracted.
Tonnage	Quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.
Total cost per ounce	A measure of the average cost of producing an ounce of gold, calculated by dividing the total operating costs in a period by the total gold production over the same period.
Transgress	Systematic inundation of an erosional surface by sedimentary deposition.
Unconformity	A surface within a package of sedimentary rocks which may be parallel to or at an angle with overlying or underlying rocks, and which represents a period of erosion or non-deposition, or both.

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Term	Definition
Vamping	The final clean-up of gold bearing rock and mud from track ballast and/or accumulations in gullies and along transportation routes.
Waste rock	Rock with an insufficient gold content to justify processing.
Weighted average Cost of Capital	A company's assets are financed by either debt or equity. WACC is the average of the costs of these sources of financing, each of which is weighted by its respective use in the given situation.
Working costs	Working costs represent production costs directly associated with the processing of gold and selling, administration and general charges related to the operation.
Zinc precipitation	A chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

CALEDONIA MINING CORPORATION PLC

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Appendix

Appendix 1: Qualified Persons’ Certificates

CERTIFICATE of QUALIFIED PERSON – D Roets

I, Dana Roets, do hereby certify to Caledonia Mining Corporation Plc (the issuer) that: -

1.	I am a Director of Blanket Mine (1983) (Private) Limited and Chief Operating Officer of Caledonia Mining South Africa Proprietary Limited, a subsidiary of the issuer, and my address is:

4th Floor

No 1 Quadrum Office Park

51 Constantia Boulevard

Floracliffe, Roodepoort, South Africa

2.	I graduated with a B.Eng. (Mining) degree from the University of Pretoria in 1986 and a MBA degree from the University of Cape Town in 1995. I was awarded with a Mine Managers Certificate from the Department of Mineral and Energy Affairs in 1989.

3.	I have worked as a Mining Engineer for more than 29 years with my specialisation lying within Mineral Reserve and mine management.

4.	I am affiliated with the following professional associations, which meet all the attributes of a “professional association” (as that term is defined in NI 43-101):-

Class	Professional Society	Year of Registration
Member	Association of Mine Managers of SA	1988
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 37312)	1986
Professional Engineer	Engineering Council of South Africa (Pr.Eng. Reg. No. 20130121)	2013

5.	I am responsible for Items 1-6, 13, 15-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of date 2017 (the “Report”).

6.	I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of the Report.

7.	I have read NI 43-101 and the Report has been prepared in compliance with it.

8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9.	The facts presented in the Report are, to the best of my knowledge, correct.

10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

11.	I have been working at Caledonia Mining South Africa Proprietary Limited as Chief Operation Officer since July 2013 and I have 100% responsibility at a group level for the operations at Blanket Mine and strategic development of the mine as far as mine design and planning is concerned.

12.	I am not independent of the issuer. Currently, I serve as Chief Operating Officer of Caledonia Mining South Africa Proprietary Limited, a subsidiary of the issuer.

13.	I undertake a personal inspection of the property at least once a month spending time at the mine, the treatment plant, the waste dumps, and the sample assay laboratory and data management section.

Yours faithfully,

_________________________________________________

D ROETS B Eng (Min.), MBA Pr.Eng., FSAIMM, AMMSA COO, Caledonia Mining South Africa Proprietary Limited Date of Sign-off: 15 December 2017

CALEDONIA MINING CORPORATION PLC

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CERTIFICATE of QUALIFIED PERSON – P A Matthews

I, Paul Alan Matthews, do hereby certify to Caledonia Mining Corporation Plc (the issuer):-

1.	I am Group Mineral Resource Manager for Caledonia Mining South Africa Proprietary Limited, a subsidiary of the issuer, Ltd and my address is:

4th Floor

No 1 Quadrum Office Park

51 Constantia Boulevard

Floracliffe, Roodepoort, South Africa

I also occupy the position of Technical Services Manager at Blanket Mine.

2.	I graduated with a B.Sc. (Geology) degree from the University of Southampton (UK) in 1990.

3.	I have worked as a Geologist for more than 26 years with my specialisation lying within Mineral Resource Management with a focus on Archaean Greenstone Gold type deposits for the past 9 years. I have completed a number of Mineral Resource estimations for various commodities including greenstone gold to international reporting standards for public reporting purposes.

4.	I am affiliated with the following professional associations, which meet all the attributes of a “professional association”, as applicable (as that term is defined in NI 43-101):-

Class	Professional Society	Year of Registration
Member	Australasian Institute of Geoscientists (AIG Reg. No. 3675)	2007
Professional Natural Scientist	South African Council for Natural Scientific Professions (Pr.Sci.Nat. Reg. No. 116880)	2017

5.	I am responsible for Items 1-3, 7-12, 14, 25-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of date 2017 (the “Report”).

6.	I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.

7.	I have read NI 43-101 and the Report has been prepared in compliance with it.

8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9.	The facts presented in the Report are, to the best of my knowledge, correct.

10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

11.	I have been working at Blanket Mine on a part-time basis from December 2015 to April 2016 and on a full-time basis from May 2016 onwards. As well as my Group role as Mineral Resource Manager, I occupy the position of Technical Services Manager at Blanket Mine overseeing all Geology, Survey and Planning functions. As such I have a high level of familiarity with the deposit geology and the operation.

12.	I am not independent of the issuer. Currently, I serve as Group Mineral Resource Manager for Caledonia Mining South Africa (Pty) Ltd, a subsidiary of the issuer, and Technical Services Manager at Blanket Mine.

13.	I undertake regular personal inspections of the property. I have been working at Blanket Mine on a part-time basis from December 2015 to April 2016 and on a full-time basis from May 2016 onwards. I have continuous contact with the Technical (Geology, Survey, Planning, Exploration) and Mining departments, make regular visits underground and occasional visits to the Plant, Assay Laboratory and waste dumps.

Yours faithfully,

_________________________________________________

PA MATTHEWS BSc (Geol.) Pr.Sci.Nat., MAIG Mineral Resource Manager, Caledonia Mining South Africa (Pty) Ltd Date of Sign-off: 15 December 2017

CALEDONIA MINING CORPORATION PLC

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Appendix 2: Blanket Operating Claims

Name	Block No.	Area	Claims	No. X 5ha	Type
OQUEIL	35928	Gda	1	1	Au
OQUEIL 1	35929	Gda	2.5	1	Au
OQUEIL 2	35930	Gda	5	1	Au
OQUEIL 3	35931	Gda	7	2	Au
OQUEIL 4	35932	Gda	9	2	Au
OQUEIL 5	35933	Gda	10	2	Au
OQUEIL 6	35934	Gda	10	2	Au
OQUEIL 7	35935	Gda	10	2	Au
OQUEIL 8	35936	Gda	10	2	Au
OQUEIL 9	35937	Gda	10	2	Au
OQUEIL 10	35938	Gda	10	2	Au
OQUEIL 11	35939	Gda	6	2	Au
OQUEIL 12	35940	Gda	10	2	Au
OQUEIL 13	35941	Gda	10	2	Au
OQUEIL 14	35942	Gda	9	2	Au
OQUEIL 15	35943	Gda	3	1	Au
OQUEIL 16	35944	Gda	9	2	Au
OQUEIL 17	35945	Gda	10	2	Au
OQUEIL 18	35946	Gda	10	2	Au
OQUEIL 19	35947	Gda	2.5	1	Au
OQUEIL 20	35948	Gda	10	2	Au
OQUEIL 21	35949	Gda	10	2	Au
OQUEIL 22	35950	Gda	8	2	Au
OQUEIL 23	35951	Gda	3	1	Au
OQUEIL 24	35952	Gda	8	2	Au
OQUEIL 25	35953	Gda	10	2	Au
OQUEIL 26	35954	Gda	7	2	Au
OQUEIL 27	35955	Gda	4	1	Au
OQUEIL 28	35956	Gda	10	2	Au
OQUEIL 29	35957	Gda	8	2	Au
OQUEIL 30	35958	Gda	7	2	Au
OQUEIL 31	35959	Gda	10	2	Au
OQUEIL 32	35960	Gda	7	2	Au
OQUEIL 33	35961	Gda	6	2	Au
OQUEIL 34	35962	Gda	8	2	Au
OQUEIL 35	35963	Gda	4	1	Au
Harvard	5576BM	Gda	25	5	Tu
Blanket J	GA547	Gda	2	1	Au
Site Housing	573	Gda	23	23	Site
Feudal 3	31190	Gda	6	2	Au
Valentine 37	GA2767B	Gda	7.6	2	Au
Valentine 38	GA2768	Gda	8	2	Au
Valentine 39	GA2769	Gda	10	2	Au
Valentine 40	GA2770	Gda	10	2	Au
Valentine 41	GA2771	Gda	10	2	Au
Valentine 42	GA2772	Gda	7	2	Au
Valentine 43	GA2773	Gda	4	1	Au
Valentine 44	GA2774	Gda	10	2	Au
Valentine 45	GA2775	Gda	10	2	Au
Valentine 46	GA2776	Gda	10	2	Au
Valentine 47	GA2777	Gda	10	2	Au
Valentine 48	GA2778	Gda	10	2	Au
Valentine 49	GA2779	Gda	10	2	Au
Valentine 50	GA2780	Gda	10	2	Au
Valentine 51	GA2781	Gda	10	2	Au
Valentine 52	GA2782	Gda	10	2	Au
Valentine 53	GA2783	Gda	10	2	Au
Valentine 54	GA2784	Gda	10	2	Au
Valentine 55	GA2785	Gda	10	2	Au
Valentine 56	GA2786	Gda	10	2	Au
Valentine 57	GA2787	Gda	10	2	Au
Valentine 58	GA2788	Gda	10	2	Au
Valentine 59	GA2789	Gda	10	2	Au
Valentine 60	GA2790	Gda	10	2	Au

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Name	Block No.	Area	Claims	No. X 5ha	Type

Valentine 61	GA2791	Gda	10	2	Au
Valentine 62	GA2792	Gda	4	1	Au
Lima 17	36066	Gda	2.7	1	Au
Lima 18	36067	Gda	9.8	2	Au
Lima 19	36068	Gda	9.7	2	Au
Lima 20	36069	Gda	9.6	2	Au
Lima 21	36070	Gda	9.5	2	Au
Lima 22	36071	Gda	9.1	2	Au
Lima 23	36072	Gda	8.3	2	Au
Lima 24	36073	Gda	10	2	Au
Lima 30	36079	Gda	10	2	Au
Lima 31	36080	Gda	10	2	Au
Lima 32	36081	Gda	4	1	Au
Lima 33	36082	Gda	7	2	Au
Lima 34	36083	Gda	10	2	Au
Lima 35	36084	Gda	10	2	Au
Lima 36	36085	Gda	10	2	Au
Lima 37	36086	Gda	10	2	Au
Lima 38	36087	Gda	10	2	Au
Lima 39	36088	Gda	2.04	1	Au
Lima 40	36089	Gda	3.25	1	Au
Lima 41	36090	Gda	3.25	1	Au
Lima 48	36097	Gda	3	1	Au
Lima 50	36099	Gda	5.8	2	Au
Lima 51	36100	Gda	3.04	1	Au
Lima 52	36101	Gda	9.25	2	Au
Lima 53	36102	Gda	8.3	2	Au
Lima 54	36103	Gda	2.18	1	Au
Lima 55	36104	Gda	7.36	2	Au
Lima 56	36105	Gda	6.3	2	Au
Site Slimes	613	Gda	28	28	Site
Lima 25	36074	Gda	10	2	Au
Lima 26	36075	Gda	10	2	Au
Lima 27	36076	Gda	10	2	Au
Lima 28	36077	Gda	10	2	Au
Lima 29	36078	Gda	10	2	Au
Lima 42	36091	Gda	9	2	Au
Lima 43	36092	Gda	10	2	Au
Lima 44	36093	Gda	10	2	Au
Lima 45	39094	Gda	10	2	Au
Lima 46	36095	Gda	10	2	Au
Lima 47	36096	Gda	8.1	2	Au
Lima 49	36098	Gda	7.95	2	Au
Lima 57	36106	Gda	10	2	Au
Lima 58	36107	Gda	10	2	Au
Lima 59	36108	Gda	10	2	Au
Lima 60	36109	Gda	10	2	Au
Lima 61	36110	Gda	10	2	Au
Lima 62	36111	Gda	10	2	Au
Lima 63	36112	Gda	10	2	Au
Lima 64	36113	Gda	10	2	Au
Lima 65	36114	Gda	10	2	Au
Lima 66	36115	Gda	10	2	Au
Lima 67	36116	Gda	10	2	Au
Lima 68	36117	Gda	10	2	Au
Sheet	35628	Gda	10	2	Au
Sheet 1	35629	Gda	10	2	Au
Sheet 2	35630	Gda	10	2	Au
Sheet 3	35631	Gda	10	2	Au
Sheet 4	35632	Gda	10	2	Au
Sheet 5	35633	Gda	10	2	Au
Sheet 6	35634	Gda	10	2	Au
Sheet 7	35635	Gda	10	2	Au
Sheet 8	35636	Gda	10	2	Au
Sheet 9	35637	Gda	10	2	Au

CALEDONIA MINING CORPORATION PLC

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Name	Block No.	Area	Claims	No. X 5ha	Type

Sheet 10	35638	Gda	10	2	Au
Sheet 11	35639	Gda	5	1	Au
Feudal 9	31202	Gda	7	2	Au
Sabiwa D B	GA281	Gda	10	2	Au
Feudal	19918	Gda	9	2	Au
Mbudzane Rock A	36160	Gda	10	2	Au
Mbudzane Rock B	36161	Gda	10	2	Au
Mbudzane Rock C	36162	Gda	10	2	Au
Mbudzane Rock D	36163	Gda	6.13	2	Au
Mbudzane Rock E	36164	Gda	10	2	Au
Mbudzane Rock F	36165	Gda	10	2	Au
Mbudzane Rock G	36166	Gda	10	2	Au
Mbudzane Rock H	36167	Gda	5.83	2	Au
Mbudzane Rock I	36168	Gda	2.5	1	Au
Mbudzane Rock J	36169	Gda	3.45	1	Au
Mbudzane Rock K	36170	Gda	5.1	1	Au
Mbudzane Rock L	36171	Gda	8	2	Au
Mbudzane Rock M	36172	Gda	10	2	Au
Mbudzane Rock N	36173	Gda	10	2	Au
Mbudzane Rock O	36174	Gda	10	2	Au
Mbudzane Rock P	36175	Gda	6.23	2	Au
Mbudzane Rock A1	36176	Gda	9.7	2	Au
Mbudzane Rock A2	36177	Gda	10	2	Au
Mbudzane Rock A3	36178	Gda	10	2	Au
Mbudzane Rock A4	36179	Gda	10	2	Au
Mbudzane Rock A5	36180	Gda	10	2	Au
Mbudzane Rock A6	36181	Gda	3.5	1	Au
Mbudzane Rock B1	36182	Gda	2.25	1	Au
Mbudzane Rock B2	36183	Gda	6.5	2	Au
Mbudzane Rock B3	36184	Gda	10	2	Au
Mbudzane Rock B4	36185	Gda	10	2	Au
Mbudzane Rock B5	36186	Gda	10	2	Au
Mbudzane Rock B6	36187	Gda	10	2	Au
Mbudzane Rock B7	36188	Gda	10	2	Au
Mbudzane Rock B8	36189	Gda	3.2	1	Au
Mbudzane Rock B9	36190	Gda	6.5	2	Au
Mbudzane Rock C1	36191	Gda	10	2	Au
Mbudzane Rock C2	36192	Gda	10	2	Au
Mbudzane Rock C3	36193	Gda	10	2	Au
Mbudzane Rock C4	36194	Gda	10	2	Au
Mbudzane Rock C5	36195	Gda	10	2	Au
Mbudzane Rock C6	36196	Gda	2.25	1	Au
Mbudzane Rock C7	36197	Gda	6	2	Au
Mbudzane Rock C8	36198	Gda	9.4	2	Au
Mbudzane Rock C9	36199	Gda	9.4	2	Au
Mbudzane Rock D1	36200	Gda	9.4	2	Au
Mbudzane Rock D2	36201	Gda	9.4	2	Au
Mbudzane Rock D3	36202	Gda	9.17	2	Au
Sabiwa North 1/2	25610	Gda	7	2	Au
Lima1	35753	Gda	8	2	Au
Lima2	35754	Gda	8	2	Au
Lima3	35755	Gda	10	2	Au
Lima4	35756	Gda	10	2	Au
Lima5	35757	Gda	10	2	Au
Lima6	35758	Gda	10	2	Au
Lima7	35759	Gda	10	2	Au
Lima8	35760	Gda	6	2	Au
Lima9	35761	Gda	10	2	Au
Lima10	35762	Gda	10	2	Au
Lima11	35763	Gda	10	2	Au
Lima12	35764	Gda	10	2	Au
Lima13	35765	Gda	10	2	Au
Lima14	35766	Gda	10	2	Au
Lima15	35767	Gda	10	2	Au
Lima16	35768	Gda	5	1	Au

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Name	Block No.	Area	Claims	No. X 5ha	Type

Blanket B	GA248	Gda	10	2	Au
Blanket K	6874BM	Gda	25	5	Tu
Blanket A	GA247	Gda	9	2	Au
Valentine 63	GA2994	Gda	10	2	Au
Valentine 64	GA2995	Gda	10	2	Au
Valentine 65	GA2996	Gda	10	2	Au
Jethro 7	19923	Gda	9	2	Au
Sheet A	34744	Gda	7.5	2	Au
Sheet B	34751	Gda	1	1	Au
Sheet	34747	Gda	9.2	2	Au
Sheet North A	34748	Gda	9.2	2	Au
Sheet North B	34749	Gda	9.2	2	Au
Sheet North C	34750	Gda	2.99	1	Au
Feudal South	GA446	Gda	4	1	Au
Blanket F	GA512	Gda	6	2	Au
Feudal D B E	21065	Gda	8	2	Au
Sheet 3	9629BM	Gda	14	3	Cu
Blanket L	9627BM	Gda	23	5	Cu
Sabiwa 3	9628BM	Gda	15	3	Cu
Feudal West	10358BM	Gda	25	5	As
D T	21775	Gda	10	2	Au
Sabiwa 2	GA513	Gda	5	1	Au
Site Housing	645	Gda	8	8	Site
Site Dump	646	Gda	18	18	Site
Site Compound	701	Gda	10	10	Site
Lima H	10925BM	Gda	93	19	As
Sabiwa 13	10922BM	Gda	68	14	As
Sabiwa 14	10923BM	Gda	93	19	As
Sheet 2	GA341	Gda	9	2	Au
Sabiwa East	10050BM	Gda	20	4	Cu
Sabiwa 4	10049BM	Gda	20	4	Cu
Feudal 2	10051BM	Gda	25	5	Tu
Sheet North D	34856	Gda	2.45	1	Au
Lima I	34052	Gda	10	2	Au
Lima J	34053	Gda	10	2	Au
Lima K	34054	Gda	10	2	Au
Lima L	34055	Gda	10	2	Au
Lima M	30456	Gda	10	2	Au
Lima N	34057	Gda	10	2	Au
Lima O	34058	Gda	10	2	Au
Lima P	34059	Gda	5	1	Au
Lima Q	34060	Gda	5	1	Au
Lima R	34061	Gda	10	2	Au
Lima S	34062	Gda	10	2	Au
Lima T	34063	Gda	10	2	Au
Lima U	34064	Gda	10	2	Au
Lima V	34065	Gda	10	2	Au
Lima W	34066	Gda	10	2	Au
Lima X	34067	Gda	10	2	Au
Sabiwa 10	10894BM	Gda	136	28	As
Sabiwa 11	10895BM	Gda	99	20	As
Sabiwa 12	10896BM	Gda	115	23	As
Smiler Gold Dump	32939	Gda	10	2	Au
Sabiwa South 1/2	1978	Gda	6	2	Au
Blanket 3	GA5030	Gda	7	2	Au
Site Cemetry	577	Gda	2	2	Site
Site Compound	575	Gda	17	17	Site
Site Magazine	578	Gda	29	29	Site
Site Compound	574	Gda	7	7	Site
Blanket	1817	Gda	13	3	Au
Blanket 2	3958	Gda	8	2	Au
Blanket D	GA349	Gda	4	1	Au

Total			2887.57	733

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Appendix 3: Blanket Non-producing Claims

Name	Reg No.	Area	No. Claims	No x 5ha	Type
Penzance North	11264BM	Gda	40	8	Arsenic
Penzance S2	11265BM	Gda	35	7	Arsenic
Bunny's Luck	10443BM	Gda	25	5	Copper
Bunny's Luck East	10444BM	Gda	25	5	Copper
Bunny's Luck E1	10445BM	Gda	25	5	Copper
Bunny's Luck E2	10446BM	Gda	25	5	Copper
Bunny's Luck E3	10447BM	Gda	25	5	Copper
Bunny's Luck E4	10448BM	Gda	25	5	Copper
Cinderella	11122BM	Gda	4	1	Arsenic
Cinderella E	11123BM	Gda	13	3	Arsenic
Eagle 16	11266BM	Gda	51	11	Arsenic
Mascot	GA 583	Gda	10	2	Gold Reef
Vulture	5031	Gda	10	2	Gold Reef
Rubicon O	34913	Gda	10	2	Gold Reef
Rubicon P	34914	Gda	9	2	Gold Reef
Rubicon Q	34915	Gda	8	2	Gold Reef
Rubicon R	34916	Gda	10	2	Gold Reef
Rubicon S	34917	Gda	10	2	Gold Reef
Rubicon T	34918	Gda	7	2	Gold Reef
Rubicon U	34919	Gda	10	2	Gold Reef
Rubicon V	34920	Gda	10	2	Gold Reef
Rubicon W	34921	Gda	6	2	Gold Reef
Spruit	10623BM	Gda	81	17	Nickel
Spruit 2	10624BM	Gda	81	17	Nickel
Shakeshake	10625BM	Gda	108	22	Nickel
Shakeshake 2	10626BM	Gda	108	22	Nickel
Shakeshake 3	10627BM	Gda	72	15	Nickel
Surprise	10628BM	Gda	95	19	Nickel
Surprise 2	10629BM	Gda	101	21	Nickel
Rubicon	34519	Gda	10	2	Gold Reef
Rubicon 7	34520	Gda	10	2	Gold Reef
Abercorn 11	11269BM	Gda	66	14	Arsenic
Dan's Luck North	11268BM	Gda	27	6	Arsenic
Cinderella B	10824BM	Gda	128	26	Arsenic
Cinderella C	10825BM	Gda	137	28	Arsenic
Cinderella D	10826BM	Gda	146	30	Arsenic
Abercorn	33251	Gda	10	2	Gold Dump
Mascot 5	32756	Gda	10	2	Gold Reef
Annette 9	GA3258	Gda	8	2	Gold Reef
Annette 10	GA3259	Gda	8	2	Gold Reef
Annette 11	GA3260	Gda	8	2	Gold Reef
Mascot 2	29657	Gda	10	2	Gold Reef
Site	649	Gda	4	4	W/shop, water
Dan's Luck	32776	Gda	10	2	Gold Dump
Mazeppa	32769	Gda	3	1	Gold Dump
GG	GA651	Gda	10	2	Gold Reef
GG2	GA942	Gda	10	2	Gold Reef
GG3	GA943	Gda	10	2	Gold Reef
GG4	GA944	Gda	10	2	Gold Reef
GG5	GA945	Gda	10	2	Gold Reef
GG6	GA946	Gda	10	2	Gold Reef
GGA	GA947	Gda	10	2	Gold Reef
GGB	GA948	Gda	10	2	Gold Reef
GGC	GA949	Gda	10	2	Gold Reef
GGD	GA950	Gda	10	2	Gold Reef
Dan's Luck N2	GA3769B	Gda	8	2	Gold Reef
GG 7	GA3769	Gda	10	2	Gold Reef
GG 8	GA3770	Gda	7	2	Gold Reef
GG 9	GA3771	Gda	9	2	Gold Reef
GG 10	GA3772	Gda	4.9	1	Gold Reef
GG 11	GA3773	Gda	10	2	Gold Reef
GG 12	GA3774	Gda	8	2	Gold Reef
GG 13	GA3775	Gda	4	1	Gold Reef
Dan's Luck South	GA538BM	Gda	20	4	Arsenic

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Name	Reg No.	Area	No. Claims	No x 5ha	Type

Dan's Luck East	GA537BM	Gda	88	18	Arsenic
Banshee J	11093BM	Gda	135	27	Arsenic
GGE	GA951	Gda	10	2	Gold Reef
Rubicon C	34795	Gda	10	2	Gold Reef
Rubicon D	34796	Gda	10	2	Gold Reef
Rubicon E	34797	Gda	10	2	Gold Reef
Rubicon F	34798	Gda	10	2	Gold Reef
Rubicon G	34799	Gda	10	2	Gold Reef
Rubicon H	34800	Gda	10	2	Gold Reef
Rubicon I	34801	Gda	10	2	Gold Reef
Rubicon J	34802	Gda	10	2	Gold Reef
Rubicon K	34803	Gda	10	2	Gold Reef
Rubicon L	34804	Gda	10	2	Gold Reef
Rubicon M	34805	Gda	10	2	Gold Reef
Rubicon N	34806	Gda	10	2	Gold Reef
Site	607	Gda	1	1	Water
Site	608	Gda	1	1	Water
Site	609	Gda	1	1	Water
Site	610	Gda	1	1	Water
Penzance South	8838BM	Gda	24	5	Copper
Will South	33143	Gda	5	1	Gold Dump
Eagle Hawk	30544	Gda	10	2	Gold Reef
Gum 1	GA3060	Gda	6	2	Gold Reef
Gum 2	GA3061	Gda	6	2	Gold Reef
Lincoln	30548	Gda	10	2	Gold Reef
Spruit 4	GA532BM	Gda	50	10	Nickel
Spruit 5	GA533BM	Gda	110	22	Nickel
Spruit 6	GA534BM	Gda	66	14	Nickel
Vulture Dble Bank	8106	Gda	10	2	Gold Reef
Site	512	Gda	1	1	Water
Mascot 9	GA6594	Gda	5	1	Gold Reef
Mascot 10	GA6595	Gda	10	2	Gold Reef
Mascot 11	GA6596	Gda	6	2	Gold Reef
GG 18	GA6597	Gda	10	2	Gold Reef
GG 19	GA6598	Gda	10	2	Gold Reef
Great Abeicoin 1	GA48403	Gda	10	2	Gold Reef
Great Abeicoin 2	GA48404	Gda	10	2	Gold Reef
Great Abeicoin 3	GA48405	Gda	10	2	Gold Reef
Great Abeicoin 4	GA48406	Gda	10	2	Gold Reef
Great Abeicoin 5	GA48407	Gda	10	2	Gold Reef
Great Abeicoin 6	GA48408	Gda	10	2	Gold Reef
Great Abeicoin 8	GA48410	Gda	10	2	Gold Reef
Great Abeicoin 9	GA48411	Gda	10	2	Gold Reef
Great Abeicoin 10	GA48412	Gda	5	1	Gold Reef
Great Abeicoin 11	GA48413	Gda	9	2	Gold Reef
Great Abeicoin 12	GA48414	Gda	9	2	Gold Reef
Great Abeicoin 17	GA48420	Gda	10	2	Gold Reef
Great Abeicoin 18	GA48421	Gda	10	2	Gold Reef
Great Abeicoin 19	GA48422	Gda	10	2	Gold Reef
Great Abeicoin 21	GA48490	Gda	9	2	Gold Reef
Great Abeicoin 22	GA48491	Gda	10	2	Gold Reef
Total			2295.9	482

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Appendix 4: QAQC Procedures per Sample Type

CALEDONIA MINING CORPORATION PLC

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Appendix 5: Down Hole Survey QAQC Control

Downhole Survey QAQC Control

All drill holes in excess of 100 m depth are surveyed in order to determine their path and to ultimately locate the position of the intersections. Contract drilling personnel are responsible for providing down hole survey information at intervals pre-determined and agreed upon with the respective Geologist.

Downhole survey control is managed by utilising downhole instruments to survey the drillhole path. Downhole survey instruments measure azimuth relative to Magnetic North and declination (dip) relative to the horizontal. A correction is applied to convert Magnetic North to True North. Only the two parameters: inclination and bearing are relevant in the deviation measurements. The magnetic field strength and the magnetic field inclination are used to identify and eliminate readings affected by magnetic disturbances.

Since 2013, Blanket Mine has employed Icefield M13 (“M13”) Electronic multi shot instruments in preference to the Tropari® mechanical cameras which were in use until then. Data handling, quality assurance and presentation of deviation loggings for M13 are performed in the Icefield lnclin software.

1.1 Description and principles of the optical tool

The M13 tool measures the curvature of consecutive borehole segments by optical principles. In this way, the derivative of the borehole deviation is measured. The first survey is taken at 3 m downhole and subsequent surveys are taken at 3 m intervals to the end of the hole.

The instrument readings for the hole are downloaded and proprietary software is used to generate 3D graphic images of the path of the borehole. The section geologist checks that the survey coincides with the planned path within acceptable limits.

The data recovered from the M13 tool is not directly usable in its raw format. The user must process the data using CreateInclinFile.exe and the Inclin software. The user should make sure that the .txt file only contains one survey before continuing. If there are multiple surveys in the .txt file, CreatInclinFile.exe will only process the first survey in the file. CreateInclinFile.exe combines the recovered data in the .txt file with the tool calibration information from the .raw file. The calibration data for each tool is stored within the CreateInclinFile.exe program and will automatically be selected based on the tool name found in the .txt file. The following steps will result in a user readable file containing hole ID, dip, azimuth, temperature, magnetic tool face, time, magnetic field strength, magnetic dip, and accelerometer output. These can be changed in the Inclin Tools menu under Setup.

The electronic instruments provide a direct reading of the magnetic field intensity at the survey locations. These readings can be used to determine if survey readings have been influenced by magnetic material downhole or not (refer to the following table).

Current survey record sheets as supplied by the Underground diamond drill contract personnel

Hole ID	Depth	Easting	Northing	Elevation	Dip Reading	Azimuth Reading	MagnMag	DipMag
BLK1721	0	0	0	0	-46.1	135.3	102039.4	73.7
BLK1721	3	1.67	-0.14	-2.36	-47.5	53.4	51332.4	53.9
BLK1721	6	3.45	0	-4.68	-47.9	117.7	30571.3	66.1
BLK1721	9	5.26	-0.94	-6.89	-46.8	117.1	29703.8	59.9
BLK1721	12	7.11	-1.84	-9.07	-46.5	115	29367.9	59.4
BLK1721	15	8.99	-2.7	-11.24	-46.3	114.1	29259.6	59.4
BLK1721	18	10.89	-3.54	-13.41	-46	113.6	29155.1	59.2
BLK1721	21	12.8	-4.37	-15.56	-45.8	113.4	29139.3	59.3

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Hole ID	Depth	Easting	Northing	Elevation	Dip Reading	Azimuth Reading	MagnMag	DipMag
BLK1721	24	14.74	-5.19	-17.71	-45.4	112.2	29185.6	58.6
BLK1721	27	16.68	-6.01	-19.84	-45.1	113.3	29084.1	59.3
BLK1721	30	18.63	-6.84	-21.96	-44.8	113.1	29060.9	59.2
BLK1721	33	20.6	-7.68	-24.07	-44.6	113	29051	59.2
BLK1721	36	22.57	-8.51	-26.17	-44.2	112.8	29032.5	59.2
BLK1721	39	24.56	-9.34	-28.25	-43.7	112.6	29001.2	59.2
BLK1721	42	26.57	-10.18	-30.31	-43.3	112.8	29021.8	59.2
BLK1721	45	28.59	-11.03	-32.37	-43	112.7	29031.3	59.2
BLK1721	48	30.62	-11.88	-34.4	-42.7	112.9	29032.5	59.2
BLK1721	51	32.66	-12.74	-36.43	-42.3	113	29034.3	59.2
BLK1721	54	34.71	-13.61	-38.44	-41.9	112.8	29067.8	59.2
BLK1721	57	36.77	-14.48	-40.44	-41.7	113	29018.1	59.2
BLK1721	60	38.84	-15.36	-42.43	-41.3	113	29001.1	59.2
BLK1721	63	40.92	-16.24	-44.4	-40.8	112.9	29007.1	59.1
BLK1721	66	43.01	-17.13	-46.35	-40.5	113.1	29027.2	59.2

1.2 Data handling/post processing of measured data

Magnetometer/accelerometer methods

For magnetometer/accelerometer deviation measurements it is crucial to eliminate anomalies, caused by e.g. magnetic disturbances.

Illustration of the quality checking of Icefield data from BLK630EX1301

At locations where the magnetic field intensity deviates more than 1,000 nT from the mean value (approximately 29,000 nT) or if the magnetic dip deviates more than 1.5° from the mean value, data are assessed and excluded and replaced by a linear interpolation where appropriate.

CALEDONIA MINING CORPORATION PLC

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Example of quality checking of Icefield M13 data from BLK630EX1301. Readings exceeding the threshold values are excluded from the calculations.

An illustration showing raw data adjustment for magnetic disturbances in borehole BLK630EX1301. Note some corrections to erroneous data have been made as indicated in the second diagram.

The metallic casing in the boreholes and metallic objects in the drill chamber (notably the drill rig) makes azimuth measurements unreliable in the top section of the hole. Therefore, azimuth readings are normally excluded to at least 12 m below the casing and replaced by a linear interpolation. Processing is performed with software described in the section above.

1.3 Downhole Survey Quality Control

Several QAQC processes are in place to ensure that appropriate survey (downhole and collar) information is stored in the database. Apart from the Database personnel checklist, a review QAQC sheet for the downhole survey information is provided to the responsible personnel such that this information can be validated and where required adjustments made to the survey information. A copy of this sheet is stored in the Technical folder, QAQC reports.

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Checklist diagram

A downhole survey QAQC report is produced for each hole showing the raw graphs of azimuth and dip and the graph of cleaned azimuth where all the spikes deemed ‘erroneous’ are eliminated. Records of survey methods and or adjustments are maintained in the main MS Access database as part of the audit trail.

1.4 Calibration

Calibration of down-hole survey instruments is carried out every month in line with the programmes schedule. Blanket Mine personnel take readings around the rotational axis of the downhole instrument every 90 degrees with another 4 readings at different angles for azimuth and dip. This test is carried out on a “Trojan” wooden horse located on the surface well away from any potential magnetic sources.

Additional calibration checks are periodically carried out in an existing drillhole with a holing point which has been surveyed.

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Scatter plot showing azimuth collar survey versus downhole survey tool for calibration check

CALEDONIA MINING CORPORATION PLC

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Appendix 6: Exploration Intersections used for the Digital Mineral Resource Estimate

Hole ID	From	To	Width	Au g/t	True Width	Orebody
ARM750EX1401	146.40	155.40	9.00	3.22	8.91	ARMFW
ARM750EX1406	153.60	156.00	2.40	4.14	2.15	ARMFW
ARM750EX1501	251.40	254.40	3.00	2.68	3.00	ARMFW
ARM750EX1504	270.00	272.40	2.40	1.94	2.36	ARMFW
ARM750EX1507	264.00	264.60	0.60	2.70	0.60	ARMFW
ARM750EX1508	259.80	265.20	5.40	2.12	5.27	ARMFW
ARM750EX1509	294.60	295.80	1.20	2.59	1.12	ARMFW
ARM750EX1602	284.40	286.20	1.80	4.26	1.73	ARMFW
ARM750EX1621	158.40	171.00	12.60	3.14	11.52	ARMFW
ARS740EX1701	189.60	190.20	33.00	4.79	31.94	BQRHW
BLK630EX1301	408.00	408.60	3.60	3.26	3.31	BLK6FW
BLK630EX1301	410.40	412.20	1.80	3.80	1.76	BLK2FW
BLK630EX1302	327.00	327.60	6.60	5.34	6.08	BLK4HW
BLK630EX1302	353.40	354.00	6.00	4.64	5.88	BLK6FW
BLK630EX1303	461.40	463.80	2.40	2.54	2.26	BQRFW
BLK630EX1303	489.00	496.80	7.80	3.95	7.31	BLK4FW
BLK630EX1303	526.20	526.80	1.80	4.48	1.65	BLK6FW
BLK630EX1304	352.20	355.20	3.00	3.07	2.90	BLK2HW
BLK630EX1306	377.40	378.60	1.20	2.03	1.07	BLK2HW
BLK630EX1308	277.80	278.40	3.00	2.58	2.65	BQRHW
BLK630EX1308	308.40	309.60	1.20	3.23	1.10	BLK1HW
BLK630EX1401	321.60	323.40	1.80	2.69	1.49	BLK2HW
BLK630EX1401	330.60	334.80	4.20	3.52	3.69	BLK1HW
BLK630EX1402	339.00	339.60	5.40	4.13	4.42	BQRHW
BLK630EX1402	351.60	360.00	8.40	6.17	6.72	BLK2HW
BLK630EX1402	428.40	432.00	3.60	4.00	3.35	BLK1HW
BLK630EX1403	383.40	385.80	2.40	3.74	2.35	BLK1HW
BLK630EX1404	279.60	280.20	13.80	10.11	13.31	BQRHW
BLK630EX1404	295.80	297.00	1.20	6.29	1.15	BLK2HW
BLK630EX1404	304.20	305.40	1.20	3.12	1.18	BLK1HW
BLK630EX1405	325.20	325.80	1.80	6.31	1.44	BQRHW
BLK630EX1405	342.60	346.20	3.60	2.53	2.85	BLK2HW
BLK630EX1407	367.80	369.60	1.80	5.64	1.58	BLK2HW
BLK630EX1503	213.00	213.60	1.20	7.02	1.10	BQRHW
BLK630EX1504	321.60	324.60	3.00	3.59	2.66	BLK2HW
BLK630EX1505	295.20	295.80	4.20	7.06	3.68	BQRHW
BLK630EX1505	307.20	309.00	1.80	5.96	1.55	BLK2HW
BLK630EX1506	339.00	351.00	12.00	3.27	9.99	BLK2HW
BLK630EX1507	394.80	395.40	2.40	6.91	2.33	BQRHW
BLK630EX1507	402.00	403.20	1.20	2.62	1.15	BLK2HW
BLK630EX1514	378.00	382.20	4.20	3.96	4.16	BQRFW
BLK630EX1514	413.40	414.00	6.00	3.94	5.86	BLK6FW
BLK630EX1518	438.60	439.20	1.20	5.76	1.10	BQRHW
BLK630EX1518	450.00	459.00	9.00	2.36	8.12	BLK2HW
BLK630EX1520	398.40	399.00	1.20	2.57	1.19	BQRHW
BLK630EX1521	376.80	377.40	2.40	5.77	2.40	BQRHW
BLK630EX1522	250.20	250.80	2.40	5.03	2.29	BQRHW
BLK630EX1522	258.60	261.60	3.00	2.95	2.85	BLK2HW
BLK630EX1522	268.80	270.60	1.80	4.18	1.76	BLK1HW
BLK630EX1601	238.20	238.80	1.20	3.40	1.16	BQRHW
BLK630EX1601	243.60	251.40	7.80	3.53	7.48	BLK2HW
BLK630EX1601	254.40	259.20	4.80	4.16	4.72	BLK1HW
BLK630EX1602	268.80	269.40	3.60	3.86	2.85	BQRHW
BLK630EX1602	314.40	315.60	1.20	2.99	0.97	BLK2HW
BLK630EX1603	299.40	300.00	4.80	5.57	3.92	BQRHW
BLK630EX1603	320.40	325.20	4.80	2.79	3.90	BLK2HW
BLK630EX1603	332.40	335.40	3.00	2.23	2.60	BLK1HW
BLK630EX1604	248.40	249.00	6.00	8.08	5.70	BQRHW

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Hole ID	From	To	Width	Au g/t	True Width	Orebody
BLK630EX1604	254.40	258.00	3.60	4.65	3.38	BLK2HW
BLK630EX1604	260.40	268.20	7.80	5.25	7.57	BLK1HW
BLK630EX1605	282.60	283.20	4.80	2.99	4.36	BQRHW
BLK630EX1605	299.40	301.20	1.80	3.01	1.69	BLK1HW
BLK630EX1606	236.40	237.00	3.60	2.57	3.52	BQRHW
BLK630EX1606	245.40	251.40	6.00	2.90	5.84	BLK2HW
BLK630EX1606	257.40	259.20	1.80	9.91	1.79	BLK1HW
BLK630EX1607	234.00	245.40	11.40	3.79	11.14	BLK2HW
BLK630EX1608	302.40	303.00	11.40	4.69	9.07	BQRHW
BLK630EX1609	220.20	220.80	1.80	2.77	1.76	BQRHW
BLK630EX1609	229.80	238.20	8.40	4.16	8.20	BLK2HW
BLK630EX1610	309.00	309.60	1.80	4.65	1.68	BLK4HW
BLK630EX1611	562.80	563.40	2.40	5.86	2.27	BLK6FW
BLK630EX1614	325.20	328.80	3.60	3.59	3.35	BLK2HW
BLK630EX1615	475.80	478.80	3.00	3.88	3.00	BLK2HW
BLK630EX1616	372.00	372.60	4.80	6.16	3.12	BQRHW
BLK630EX1616	399.60	447.60	48.00	3.51	32.12	BLK2HW
BLK630EX1616	459.00	461.40	2.40	4.35	1.91	BLK1HW
BLK630EX1702	390.60	391.20	1.20	3.08	0.67	BQRHW
BLK630EX1703	398.40	399.00	37.80	5.95	27.10	BLK4HW
BLK630EX1705	328.20	328.80	1.80	4.14	1.49	BQRHW
BLK630EX1706	334.20	334.80	2.40	6.08	1.66	BQRHW
BLK630EX1706	362.40	369.00	6.60	4.62	4.53	BLK2HW
BLK630EX1706	397.20	399.60	2.40	5.91	2.03	BLK1HW
BLK630EX1708	502.20	512.40	10.20	4.54	9.85	BLK4FW
BLK630EX1709	363.60	364.20	1.20	12.50	0.79	BQRHW
BLK630EX1709	385.80	392.40	6.60	6.88	4.29	BLK2HW
BLK630EX1710	501.00	517.80	16.80	6.72	14.51	BLK4FW
BLK630EX1711	238.20	238.80	1.20	2.87	1.15	BQRHW
BLK630EX1711	243.00	250.20	7.20	3.02	6.84	BLK2HW
BLK630EX1712	444.60	450.00	5.40	3.87	5.15	BLK4FW
BLK630EX1712	459.60	460.20	4.80	4.76	4.47	BLK6FW
BLK630EX1713	439.20	439.80	1.20	5.74	0.75	BQRHW
BLK630EX1713	474.00	521.40	47.40	3.86	31.16	BLK2HW
BLK630EX1713	534.60	535.80	1.20	6.28	0.92	BLK1HW
BLK630EX1715	462.00	462.60	19.80	4.25	19.67	BQRHW
BLK630EX1715	545.40	549.60	4.20	3.68	4.19	BLK1HW
BLK630EX1717	559.80	562.80	3.00	2.53	2.56	BLK2HW
BLK630EX1717	577.20	579.60	2.40	20.42	2.19	BLK1HW
BLK630EX1719	484.20	484.80	3.60	3.35	3.21	BQRHW
BLK630EX1719	508.20	512.40	4.20	8.32	3.73	BLK2HW
BLK630EX1719	515.40	520.20	4.80	4.39	4.45	BLK1HW
BLK630EX87E07	133.80	134.40	13.20	12.32	5.58	BQRHW
BLK630EX9238	285.00	285.60	6.60	9.34	5.63	BQRHW
BLK630EX9238	306.00	311.40	5.40	7.25	4.72	BLK2HW
BLK630EX9238	348.00	351.60	3.60	5.61	3.29	BLK1HW
BLK630EX9239	415.20	417.60	2.40	6.65	1.76	BLK2HW
BLK630EX9240	456.60	457.20	4.80	2.71	2.58	BQRHW
BLK630EX9240	483.60	514.20	30.60	5.77	15.53	BLK2HW
BLK630EX9346	399.60	404.35	4.75	2.72	4.15	BLK1HW

CALEDONIA MINING CORPORATION PLC